                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003

                                  Hemosol Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


             2585 Meadowpine Boulevard, Mississauga, Ontario L5N 8H9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_|   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-___________________.

The following are included in this Report on Form 6-K:

       1.     Annual Report
       2.     Annual Information Form, dated May 27, 2003;
       3.     Management Information Circular, May 1, 2003; and
       4.     Proxy For Use At The Annual and Special Meeting of Shareholders.

                                  ANNUAL REPORT


                                      2002
                         Life Sustaining Oxygen Delivery


                               [HEMOSOL INC. LOGO]

HEMOSOL INC.

2002

ABOUT HEMOSOL

Hemosol is an integrated biopharmaceutical company developing innovative life sustaining therapies, used initially for the treatment of acute anemia. The Company's immediate focus is on the development and successful commercialization of HEMOLINK(TM) (hemoglobin raffimer). Hemosol also is furthering the development of its multi-product pipeline based on proprietary hemoglobin modification and cell expansion technologies.


ABOUT HEMOLINK

HEMOLINK is a life-sustaining therapeutic, designed to deliver oxygen immediately, effectively and safely to the body's tissues and organs. HEMOLINK is one of an emerging new class of pharmaceuticals called oxygen therapeutics that reflect a new approach to the treatment of patients suffering from acute anemia.

CONTENTS

President's Message                              1
HEMOLINK                                         2
Technology                                       3
Management's Discussion and Analysis             4
Management's and Auditors' Report               11
Consolidated Balance Sheets                     12
Consolidated Statements of Loss and Deficit     13
Consolidated Statements of Cash Flows           14
Notes to Consolidated Financial Statements      15
Shareholder Information                        IBC

HEMOLINK / [LOGO] are trademarks of Hemosol Inc.

PRESIDENT'S MESSAGE

[PHOTO OF JOHN W. KENNEDY]

JOHN W. KENNEDY
PRESIDENT & CHIEF EXECUTIVE OFFICER

DEAR SHAREHOLDERS

Hemosol is at a critical juncture in its objective to commercialize its life sustaining oxygen therapeutic, HEMOLINK.

   As of the writing of this report, our development programs have been delayed. In March 2003, based on the recommendation of the Company's Data Safety Monitoring Board (DSMB) we have elected to review safety data in our cardiac trial (HLK 213/304). The DSMB's recommendation was based on an observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and the control group. Although the DSMB had recently cleared the trial to continue following the third and final interim safety review, its further review of data indicated that there may be a potential increase in certain cardiac adverse events in the HEMOLINK group.

   Hemosol will meet its responsibilities head-on. Following an in-depth analysis of the data, and with the advice of the regulatory agencies, Hemosol will determine how to proceed. It is possible that the observation from the HLK 213 interim data may be due to any number of reasons including variables in the patient population. Nevertheless, as a precaution, enrolment in the cardiac trial and the Phase II clinical study involving the use of HEMOLINK in patients undergoing orthopedic surgery (HLK 210) have been suspended until all safety issues are properly answered.

   Assuming the patient safety issues are completely addressed, we will be in a position to re-initiate our Phase II program and will determine our future course of action in close consultation with the appropriate regulatory agencies.

   A key determinant in our ability to proceed will be to maintain the maximum amount of financial flexibility. To that end, we recently took proactive steps to manage the Company's cash burn-rate including the provision of working notice for the majority of our employees. We are also undertaking a number of strategic initiatives, such as exploring new partnerships and acquisition and disposition opportunities, including the sale of certain assets.

   These are challenging times for Hemosol and we remain committed to resolving all outstanding issues and returning the Company to its original path. On behalf of our team, I thank all our shareholders for their ongoing encouragement of our vision to deliver a vital therapeutic to an enormous global market.


Yours truly,

/s/ John W. Kennedy

JOHN W. KENNEDY
PRESIDENT & CHIEF EXECUTIVE OFFICER

                                                                Hemosol Inc.   1

THERAPEUTIC

HEMOLINK - A LIFE SUSTAINING OXYGEN THERAPEUTIC

HEMOLINK(TM) (hemoglobin raffimer), one of an emerging new class of pharmaceuticals called oxygen therapeutics, is designed to sustain life through the treatment of acute anemia. The objective of HEMOLINK therapy is to deliver oxygen to tissue quickly, safely and effectively.

   HEMOLINK is produced using a series of proprietary processes whereby hemoglobin is extracted and purified from human donor blood, then chemically crosslinked for stability and optimal oxygen offloading. The resulting specific molecular configuration provides efficient oxygen delivery, prolonged circulation time and freedom from concern of viral contagion. HEMOLINK is expected to play an important therapeutic role by providing necessary oxygen delivery in situations where a patient's own red blood cells cannot meet the need.

   Currently, the most common intervention available in such situations is transfusion of donor red blood cells. Although blood transfusions are safer than ever before, concerns remain and the demand for donated blood continues to grow, while the suitable donor base is declining. Therefore the potential for HEMOLINK in the treatment of acute anemia represents a significant therapeutic advance.

   Hemosol's clinical development program has focused on achieving regulatory approval for HEMOLINK in key markets while developing medical expertise and experience with the product. To date Hemosol has completed eight clinical trials involving more than 500 patients, including a Phase III trial of HEMOLINK in Canada and the U.K. involving 299 patients undergoing coronary artery bypass grafting (CABG) surgery.

   At the time of this report's writing, Hemosol had temporarily suspended enrolment in its Phase II trial in primary CABG surgery, HLK 213, and had also voluntarily stopped enrolment in all its other non-cardiac trials, following an observation of an imbalance in certain cardiac adverse events in the HLK 213 trial. The Company will evaluate the data to assess the implications of the observation and hopes to be in a position to reinitiate Phase II trials.

   Hemosol has maintained a dialogue with various regulators to maximize the potential for eventual approval. In 2001, Hemosol revised its clinical development plan for HEMOLINK following discussions with the U.S. Food and Drug Administration (FDA) and has maintained active dialogues with the regulators in the United Kingdom regarding the filing submitted in that country, as well as with Health Canada. The recent evolution of the HEMOLINK clinical development plan began with the initiation of the 180-patient HLK 213 trial. Late in 2002, following further dialogue with the FDA, Hemosol announced that it had received clearance to commence a further 80-patient Phase II trial to test the efficacy and safety of HEMOLINK in patients undergoing high blood loss orthopedic surgical procedures. At that time, the Company also announced that, based on comments from the FDA, the Company expects that HLK 210 and HLK 213, will form the basis for the design of the Phase III program.

   As part of its original growth strategy, Hemosol has completed construction of its state-of-the-art manufacturing facility. The Meadowpine facility will be capable of producing up to 300,000 units annually.

2   Annual Report 2002

TECHNOLOGY


A RICH PIPELINE - NEW PRODUCT CANDIDATES IN TWO PROMISING AREAS

As part of Hemosol's wholly-owned subsidiary, Hemosol Research Corporation
(HRC), the research and development team has created a pipeline of new product candidates that range from exciting recent discoveries to pre-clinical products poised for development of the lead clinical candidates. These pipeline products are divided into two major areas of development based on HRC's two core platform technologies - protein bioconjugation and cell expansion. Hemosol holds U.S., Canadian and European patent applications for eight patent families related to protein bioconjugation and cell expansion.

   The Company's expertise in protein bioconjugation chemistry is focused on the chemical modification of hemoglobin for the development of new hemoglobin-based therapeutics. Products in development include a starch-hemoglobin conjugate for use as an oxygen therapeutic in high volume blood loss indications (HRC 101 or Oxygain(TM)), a hemoglobin anti-oxidant conjugate to prevent oxidative damage during tissue reperfusion (HRC 102 or Hemolox T), and the HepSelect(TM) drug delivery platform which uses hemoglobin as a carrier for the selective delivery of drugs to the liver.

   Hemosol has also established expertise in the IN VITRO expansion of human blood-forming stem cells. Applications include the growth of hemoglobin producing cells for the production of hemoglobin (HRC 301) and the expansion of selected cells of the immune system for cellular immunotherapy as a potential treatment for certain cancers (HRC 302).

                                PRODUCT PIPELINE

               PROTEIN BIOCONJUGATION                                      CELL EXPANSION
                                             DRUG                 T CELL          CELL               HEMOGLOBIN
     HBOC                  HBOC            DELIVERY               FACTOR         THERAPY             PRODUCTION
P / HRC 101           P / HRC 102       P / HRC 201/2/3/4    P / HRC 303       P / HRC 302         P / HRC 301
A / High Volume       A / Reperfusion   A / Hepatitis,       A / Cell Growth   A / Cancer          A / Hemoglobin
    Blood Loss            Injury            Liver Cancer,    S / Discovery     S / Phase I             Source
S / Preclinical/      S / Preclinical       Liver Imaging                                          S / In Vitro
    Scale-Up                            S / Preclinical                                                Proof-of-
                                                                                                       Concept/
                                                                                                       Scale-Up

                     P = PRODUCT A = APPLICATION S = STATUS

                                                                Hemosol Inc.   3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S 2002 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THEREIN, WHICH ARE PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN
GAAP). THESE PRINCIPLES DIFFER IN CERTAIN MATERIAL RESPECTS FROM UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP). THE DIFFERENCES AS THEY AFFECT THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY ARE DESCRIBED IN
NOTE 17 TO THE COMPANY'S 2002 CONSOLIDATED FINANCIAL STATEMENTS.

NOTE: ALL FIGURES DISCUSSED IN THIS SECTION ARE STATED IN CANADIAN DOLLARS

OVERVIEW

Hemosol is an integrated biopharmaceutical company developing innovative life sustaining therapies, used initially for the treatment of acute anemia. The Company's immediate focus is on the development and successful commercialization of HEMOLINK(TM) (hemoglobin raffimer). Hemosol is also furthering the development of its multi-product pipeline based on proprietary hemoglobin modification and cell expansion technologies.

   HEMOLINK is a life-sustaining therapeutic, designed to deliver oxygen immediately, effectively and safely to the body's tissues and organs. HEMOLINK is one of an emerging new class of drugs called oxygen therapeutics that represent a new approach to the treatment of patients suffering from acute anemia.

   Hemosol also has a pipeline of potential products based on the Company's expertise in protein, bio-conjugation and cell expansion technologies.

   Since the Company's inception, it has devoted substantially all of its resources to research and development programs, clinical trials, regulatory approvals and the development of manufacturing capabilities and capacity.

   To date, Hemosol has completed eight clinical trials of HEMOLINK in over 500 patients. Indications studied included hip/knee replacements, renal failure/dialysis, coronary artery bypass grafting ("CABG") surgery, and orthopedic surgery.

   Hemosol has completed a Phase III clinical trial of HEMOLINK, its lead product, in Canada and the U.K. Based on the results of the Phase III trial Hemosol is seeking regulatory approval in the U.K. where authorities have responded with comments on Hemosol's initial application. In order to respond to the comments of the U.K. authorities, the Company will require additional data to be generated from the ongoing clinical and manufacturing programs.

   Hemosol has two ongoing clinical trials of HEMOLINK being conducted in the U.S., Canada and U.K. with the intention of obtaining regulatory approval to launch in those jurisdictions.

   Hemosol received clearance to conduct two Phase II clinical trials for the use of HEMOLINK in primary ("HLK 213") and "re-do" or repeat ("HLK 214") coronary artery bypass grafting surgery. In April 2002, the Company received clearance from Health Canada for the inclusion of Canadian sites in the primary and "re-do" CABG surgery trials.

   In November 2002, Hemosol received clearance from the U.S. Food and Drug Administration ("FDA") to begin a Phase II clinical trial to assess the efficacy and safety of HEMOLINK in patients undergoing Orthopedic Surgery ("HLK 210").

   During the year, the Company has also received clearance from the FDA to begin a Phase II clinical trial of HEMOLINK as a treatment for chemotherapy-induced anemia. The Company will activate this trial as additional resources become available or as a strategic partner is identified.

   In 2002, the company also sought FDA approval for a Phase II trial involving patients experiencing life threatening acute anemia, and for whom a red cell transfusion is not an option. In February 2003, the FDA confirmed that this study could proceed.

   On March 13, 2003, based on the recommendation of the Company's Data Safety Monitoring Board (DSMB), the Company has elected to review safety data in its cardiac trial. This trial involves the use of HEMOLINK in patients undergoing cardiac bypass grafting surgery. The DSMB's recommendation is based on an observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups. Although the DSMB had recently cleared the trial to continue following the third and final interim safety review, their ongoing review of data indicates that there may be the potential for an increase in certain cardiac adverse events in the HEMOLINK group. This observation from the cardiac trial interim data may be due to any number of reasons including variables in the patient population. As a precaution the Company has also voluntarily suspended enrolment in its Phase II clinical study involving the use of HEMOLINK in patients undergoing Orthopedic Surgery.

   Hemosol sought regulatory approval to market HEMOLINK in Canada for use in scheduled surgery, such as coronary artery bypass grafting, however, Hemosol was advised in March 2002 that HEMOLINK could not be cleared by Health Canada for marketing in Canada at that time.

   To ensure that an adequate supply of HEMOLINK will be available to meet clinical trial requirements and long-term projected demand, the Company has constructed a 300,000-unit production facility and corporate headquarters in Mississauga, Ontario.

   On December 15, 2001 Hemosol moved its offices and laboratories to this location. Construction and commissioning of the manufacturing portion of this facility is essentially complete and initial validation is underway. The Company already has sufficient inventory of HEMOLINK to complete all ongoing trials. Hemosol expects that the total cost of construction, commissioning and validation of this facility will be approximately $90.0 million of which Hemosol had spent approximately $85.8 million as of December 31, 2002. The site has further potential for expanding production capacity to 600,000 units per year.

   As a Company in its pre-commercial stage of development, Hemosol has been dependent primarily upon equity financing to fund its operations. On October 25, 2002, the Company accepted a commitment letter from the Bank of Nova Scotia ("BNS") pursuant to which BNS has agreed to provide a credit facility (the "Facility") to the Company in the amount of $20 million. The Facility is for an initial term of 18 months, extendible to 30 months and is guaranteed by Hemosol's largest shareholder MDS Inc. ("MDS"). The Facility is secured by a fixed and floating charge over all the assets of Hemosol. In consideration for providing the guarantee the Company issued common share purchase warrants to MDS.

4   Annual Report 2002

The Company does not anticipate generating significant revenue until it introduces HEMOLINK into the U.K. or U.S. markets and subsequently other key European countries. Hemosol has not yet finalized the price at which it intends to sell a unit of HEMOLINK. The ultimate selling price will depend on a variety of factors largely dependent on the data derived from its ongoing and completed clinical trials, and other factors, such as market practices of governmental health care programs, private health insurers and other third-party medical reimbursers that may have an impact on pricing. Prior to full marketing approval, the Company may generate limited revenue on a cost recovery basis under certain regulatory programs.

   Hemosol has not been profitable since inception, and at December 31, 2002 the Company had an accumulated deficit of $240.8 million. During the third quarter of 2002, the Company reduced operating costs to bring the burn rate down to approximately $3 million per month, while maintaining activity and progress on core programs. On April 7, 2003 the Company announced steps to further reduce its burn-rate by giving working notice to substantially all of its employees, effective April 7, 2003, and scaling back all spending not related to the data analysis of HLK 213/304.

   The Company anticipates that once it begins to sell HEMOLINK commercially, its operating costs will increase to include production costs associated with the manufacture of HEMOLINK. These production costs will include the cost of procuring human red blood cells, expenses associated with the manufacture of HEMOLINK (including salary and other costs associated with an expanded manufacturing workforce), ongoing regulatory compliance costs, plant and equipment amortization costs, and royalties based on the net sales of its products which are payable under a license agreement with the Canadian Department of National Defense. Under this agreement, the Company would be required to pay royalties at rates based upon the net selling price of any products which may be produced which embody these licensed technologies, as well as a percentage of any consideration received for sub-licensing such technologies. The Company also has the right to commute future royalties payable under this agreement by paying the greater of $4 million or an amount equal to five times the previous year's royalties.

RESULTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2002 AND 2001

NET LOSS

The Company's net loss increased from $38.6 million or $0.98 per share for the year ended December 31, 2001 to $54.8 million, or $1.23 per share for the year ended December 31, 2002, an increase of $16.2 million. This increase resulted from the following:

   During the year the Company amortized and wrote off approximately $7.2 million in deferred charges related to the termination of its $35 million senior and $12.5 million subordinate credit facilities, of which approximately $2.9 million related to the valuation or amortization of warrants at the time of amendment or termination; and

   Approximately $5.4 million of the net loss increase resulted from higher operating expenses from increased activities associated with the Company's clinical and regulatory programs during the year.

   The remaining net loss increase of approximately $3.6 million resulting from lower interest income and a foreign exchange translation loss of $0.2 million compared to a gain of $1.0 million in 2001.

OPERATING EXPENSES

The Company's operating expenses consist of research and development expenses, administration, marketing and communication and business development expenses. In 2002, support services have been segregated from administration expenses on the Statements of Loss and Deficit due to the significant cost increase in relation to the growth of the business.

   Research and development expenses are comprised of scientific and process development expenses, and regulatory and clinical expenses. Scientific and process development expenses include expenses incurred in connection with basic and applied research, including all pre-clinical trial activity, the optimizing of the manufacturing process and the costs of producing HEMOLINK for clinical trials. Regulatory and clinical expenses are comprised of costs associated with the Company's ongoing and planned clinical trials and its current and planned regulatory development.

   Administration expenses are comprised of executive management and administrative costs, including all costs related to being a public registrant in the U.S. and Canada, as well as human resource development costs.

   Beginning this year, support services includes the cost of information technology, security, materials management, purchasing and U.S. operational support.

   Total operating expenses for the year ended December 31, 2002 increased to $47.2 million from $42.4 million for the year ended December 31, 2001, an increase of 11%. The increase in operating expenses resulted from increased activities associated with the Company's clinical and regulatory programs during the year. The increase in clinical and regulatory costs are a result of additional clinical grant payments, data management fees, hiring of in-house clinical research associates to replace external Clinical Research Organization ("CRO") costs and increased travel costs related to the ongoing trials. Marketing and business development, administration, and support service expenses initially all increased during the first half of the year, but then decreased significantly in the second half of the year as a result of the Company's expense reduction measures initiated in the second quarter of 2002. Overall, with the exception of support services, these expenses increased only slightly year over year.

SCIENTIFIC AND PROCESS DEVELOPMENT EXPENSES

Scientific and process development expenses decreased from $18.4 million for the year ended December 31, 2001 to $15.3 million for the year ended December 31, 2002, a decrease of 17%. This decrease was primarily due to reduced personnel expenses associated with the Company's pilot manufacturing facility.

REGULATORY AND CLINICAL EXPENSES

Regulatory and clinical expenses increased from $11.8 million for the year ended December 31, 2001 to $17.2 million for the year ended December 31, 2002, an increase of 46%. The increase in clinical and regulatory costs are a result of additional clinical grant payments, data management fees, hiring of in-house clinical research associates to replace external CRO costs and increased travel costs related to the ongoing trials.

                                                                Hemosol Inc.   5

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ADMINISTRATION EXPENSES

Administrative expenses increased from $5.1 million for the year ended December 31, 2001 to $6.1 million for the year ended December 31, 2002, an increase of 5%. This increase was due primarily to increased costs associated with property and liability insurance and a significant increase in directors and officers insurance resulting from the Company's listing on NASDAQ.

MARKETING AND BUSINESS DEVELOPMENT EXPENSES

Marketing and business development expenses increased from $5.6 million for the year ended December 31, 2001 to $6.0 million for the year ended December 31, 2002, an increase of 7%. This increase was primarily due to the hiring of medical science liaisons, medical education, symposia participation and communication programs focused within the medical community.

INTEREST INCOME

Interest income decreased from $3.5 million for the year ended December 31, 2001 to $0.8 million for the year ended December 31, 2002, a decrease of 77%. The decrease in interest income was due to lower balances in cash and cash-equivalents, and short-term investments coupled with lower interest rates. The Company expects interest expenses to increase significantly in future periods as it will drawdown funds under its $20 million credit facility.

AMORTIZATION AND WRITE-OFF OF DEFERRED CHARGES

Amortization of deferred charges increased from $0.4 million for the year ended December 31, 2001 to $1.6 million for the year ended December 31, 2002. Approximately $0.9 million of the $1.6 million related to the new $20 million Facility which the Company entered into in October 2002. The remaining $0.7 million related to amortization of deferred charges related to the $35 million senior and $12.5 million subordinate credit facilities which were terminated in 2002.

   In connection with the termination of its $35 million senior and $12.5 million subordinate credit facilities the Company had amortized $0.7 million and wrote off approximately $6.5 million in deferred charges during the year, of which approximately $2.1 million related to the valuation of warrants at the time of amendment. The remaining amount related to commissions, set up and legal fees.

RESEARCH AND DEVELOPMENT

During the Company's last four fiscal years, Hemosol has allocated a substantial amount of its research and development budget towards developing HEMOLINK. The balance of its research and development budget has been allocated to other pipeline products under development. Total research and development expenses for HEMOLINK were approximately $20.8 million, $27.3 million and $29.5 million for the fiscal years ended December 31, 2000, 2001 and 2002 respectively. The Company anticipates that its research and development expenses for HEMOLINK will increase significantly in the near term as it conducts clinical trials of HEMOLINK in the U.S. and continues to pursue regulatory approval in the U.S. and U.K. Total research and development expenses for other products under development were approximately $2.6 million, $2.9 million and $2.9 million for the fiscal years ended December 31, 2000, 2001 and 2002, respectively. The Company anticipates that its research and development expenses for other products under development will increase in the future as it continues the development of these products through pre-clinical studies and initial clinical trials.

QUARTERLY FINANCIAL DATA FOR THE YEAR

                                                                 2002                                     2001
                                                   Q1        Q2        Q3         Q4        Q1        Q2        Q3         Q4
(thousands of dollars)                        3/30/02   6/30/02   9/30/02   12/31/02   3/31/01   6/25/01   9/29/01   12/31/01
-----------------------------------------------------------------------------------------------------------------------------
REVENUE                                             0         0         0          0         0         0         0          0
-----------------------------------------------------------------------------------------------------------------------------
Loss from operations                          (11,617)  (15,476)   (9,632)   (10,454)  (10,134)  (11,111)  (10,317)   (10,887)
Net loss for the period                       (11,749)  (19,923)  (11,754)   (11,408)   (6,922)  (14,042)   (6,865)   (10,748)
Net loss for the period per common share         0.29      0.47      0.26       0.26      0.20      0.35      0.17       0.26
-----------------------------------------------------------------------------------------------------------------------------

6   Annual Report 2002

ASSET EXPENDITURES

CAPITAL EXPENDITURES

The Company incurred a total of $30.4 million in capital expenditures during 2002. Of this $28.9 million related to the new facility and $1.5 million related to production equipment, information technology and various lab equipment expenditures. This brings total capital assets net of depreciation to $88.9 million at December 31, 2002, of which $84.7 million relates to the new facility.

NEW MANUFACTURING FACILITY

The construction of the Company's new 120,000 square-foot manufacturing facility and corporate headquarters in Mississauga, Ontario is proceeding on schedule. On December 15, 2001 Hemosol moved its offices and labs to this location. Construction of this 300,000 unit facility was completed in the first quarter of 2003. The site has the potential for expanding production capacity to 600,000 units per year.

   The Company expects that the total cost of constructing, commissioning and validating this facility will be approximately $90.0 million, of which approximately $85.8 million has been expended as at December 31, 2002.

   On October 25, 2002 the Company entered into a $20 million Facility agreement with The Bank of Nova Scotia to finance a portion of the construction costs of its new manufacturing facility and to fund general operating expenses. See "Liquidity and Capital Resources" below.

   The Company's new manufacturing facility is being constructed pursuant to two separate fixed-price contracts. The first contract provided for the design and construction of the base building and the fit-up of the warehouse, offices and laboratories. The second contract provides for the design, procurement and construction of the specialized process equipment and the utilities servicing the process equipment and the process area. These two fixed-price contracts total $72.9 million, with the remainder of the total cost of $90 million being direct and indirect owner costs.

   The Company does not have any material commitment for corporate expenditures other than the construction of our new manufacturing facility.

PATENTS AND TRADEMARKS

As at December 31, 2002 the Company recorded $0.3 million in additions to its patent and trademark assets. The majority of this relates to patent registration and legal fees associated with active patents and trademarks.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2002 the Company had $17.6 million of cash and cash-equivalents. Cash held in escrow in the amount of $5 million represents the Company's proportionate share of the cash balance of a joint venture. The cash is currently not available for use by the Company and is offset by debentures payable in the same amount.

   Hemosol raised gross proceeds of approximately $22.0 million in April 2002 from a public offering of our common shares in Canada. Share issue costs associated with this offering were approximately $2.8 million, of which $0.7 million was non-cash and related to the valuation of common shares issued to the underwriters as fees.

   The Company also successfully obtained a $20 million credit facility through the Bank of Nova Scotia in October 2002. The Facility will provide sufficient cash resources to support ongoing clinical studies and to commission the Company's new manufacturing facility. This Facility replaced the Company's terminated senior and subordinate credit facilities. The Company has not drawn down any funds from the $20 Facility as of December 31, 2002, but had drawn down $10 million in February 2003 with the remaining $10 million to be drawn down by August 2003.

   Hemosol's investment policy is to invest its excess cash in short-term government securities and in at least R-1 mid-rated investment grade corporate commercial papers as determined by the Dominion Bond Rating Service to ensure liquidity and preservation of capital. The Company has a significant exposure to the U.S. dollar as a significant proportion of its operating expenses arise from conducting clinical trials in U.S. hospitals. The Company has maintained a significant portion of its cash and short-term investments in U.S. dollar denominated instruments as a natural hedge to this exposure. In addition, the Company periodically enters into forward foreign exchange rate contracts to fix a portion of its U.S. dollar expenses.

   The Company does not currently expect that its cash resources (including its $20 million credit facility) will be sufficient to fund anticipated operating and capital expenditures through the end of 2003. The Company's ability to continue as a going concern is dependent upon its ability to secure additional financing. Hemosol is pursuing various equity and non-equity financing alternatives. The Company is hopeful that it will successfully conclude one or more of these transactions. However, the successful conclusion of these transactions cannot be predicted at this time. Should these efforts be unsuccessful, there will be substantial doubt about the Company's ability to continue as a going concern.

   In December 2002, Hemosol Research Corporation Inc. ("HRC"), a wholly-owned subsidiary of the Company, entered into a joint venture with a third party with the intent to negotiate terms of a strategic investment for the purpose of funding the Company's research and development pipeline and pre-clinical programs. A new company, 1555195 Ontario Inc., was incorporated and the third party deposited $10 million cash in escrow in 1555195 Ontario Inc. in exchange for debentures. The Company's proportionate share of the cash and debentures has been included in the consolidated financial statements. The debentures are due on demand any time after January 15, 2003 and HRC has the right to prepay the debentures without penalty any time after January 15, 2003. The debentures have a maturity date of December 30, 2003 and bear interest at 10% per annum, compounded annually and due on maturity. On April 10, 2003 final terms had not been agreed upon, as a result the third party issued a demand notice for debenture repayment in the amount of $10 million. Subsequently, the Company anticipates the joint venture will be dissolved.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

INVENTORY

The Company values its inventory at the lower of cost to acquire the asset and the cost that would be incurred to replace the asset. In preparation for commercial manufacturing the Company's inventory value will increase and management will be required to estimate the usefulness and carrying value of higher inventory amounts.

PATENTS AND TRADEMARKS

Patent and trademark costs are carried at cost less accumulated amortization and are amortized on a straight-line basis over their economic life, which is estimated to be 17 years. Management annually reviews the carrying value of its patents and trademarks and writes down the costs associated with a specific patent when the value is determined to be impaired.

                                                                Hemosol Inc.   7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAPITAL ASSETS

Capital assets are recorded at cost, less accumulated amortization and related investment tax credits. Amortization commences when capital assets are available for use and is provided using the straight-line method.

   Assets under construction or validation for commercial purposes are not amortized until available for use.

RESEARCH AND DEVELOPMENT COSTS

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless a development project meets Canadian generally accepted accounting criteria for deferral and amortization. No development costs have been deferred to date.

DEFERRED DEBT ISSUE COSTS

Deferred debt issue costs represent the costs related to the establishment of the Company's credit facilities. The costs are being amortized using the straight-line method over the expected term of the facility. Upon early termination of a credit facility, the unamortized balance of debt issue costs is written off.

STOCK-BASED COMPENSATION

On January 1, 2002, the Company adopted the recommendations of "STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS", issued by The Canadian Institute of Chartered Accountants. The new recommendations are generally applicable only to awards granted after the date of adoption.

   The Company has two stock-based compensation plans, which are described in note 7. Stock options and warrants awarded to non-employees are accounted for using the fair value method. No compensation expense for stock options granted to employees is recognized, however, pro forma disclosure of net loss and net loss per share is provided as if these awards were accounted for using the fair value method. Consideration paid on the exercise of stock options and warrants is credited to share capital.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates made by management include reserves for amounts receivable and inventories, and the useful lives of long-lived assets.

RISKS AND UNCERTAINTIES

The Company's products are in development and have not yet been marketed commercially. The business of the Company entails significant risks, including: the costs and time involved to obtain required regulatory approvals; the uncertainties involved in clinical testing; the availability of capital to continue development and commercialization of its products; and competition from other biopharmaceutical companies.

PROJECTIONS

The Company's expectations regarding the success of HEMOLINK and its business are based on projections that may not bear out as we expected. In the Company's press releases and other public documents, the Company has forecast the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in the Company's clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing capacity and marketing infrastructure sufficient to commercialize HEMOLINK. The Company cannot assure that clinical trials involving HEMOLINK will be successfully completed, that it will make regulatory submissions or receive regulatory approvals as forecasted or that the Company will be able to adhere to our current schedule for product launch. If the Company is unable to meet its projections, additional financing will be required in the future.

CLINICAL TRIALS

In order to seek regulatory approval for the marketing and sale of the Company's products, Hemosol must first successfully complete both pre-clinical studies and clinical trials. These studies and trials must demonstrate that the products are safe and effective for the clinical use for which approval is sought. Adverse results from or unanticipated delays in the Company's clinical trials could adversely impact its business.

   The Company's other hemoglobin-based oxygen carriers under development, its hemoglobin-based drug delivery technology and cell expansion technology for alternative sources of hemoglobin are in pre-clinical studies.

REQUIREMENT FOR REGULATORY APPROVALS

In the near-term, the Company's success will depend on its ability to rapidly commercialize HEMOLINK. However, the Company's ability to commercialize HEMOLINK is subject to the regulatory approval for the application that has been submitted in the U.K. The Company also intends to market HEMOLINK in the U.S., Europe and other international markets and will require separate regulatory approval from each jurisdiction. If the Company does not receive the appropriate regulatory approvals, it will not be able to market or sell HEMOLINK and its business will be adversely affected. Regulatory authorities also require separate approval for each additional proposed indication for the use of HEMOLINK. The Company cannot guarantee that the regulatory authorities will approve HEMOLINK for each indication proposed.

   Even if regulatory authorities approve HEMOLINK, its manufacture will be subject to ongoing regulation, including inspection for compliance with Good Manufacturing Practice regulations in Canada and other jurisdictions. Regulatory authorities could withdraw a previously approved product from the market upon receipt of newly discovered information and/or require additional and potentially expensive studies in areas outside existing approved indications. Unanticipated changes in existing regulations or adoption of new regulations could adversely affect the manufacture and marketing of the Company's products. Ongoing government regulation and plant inspections could cause unexpected delays and adversely impact on the Company's business.

8   Annual Report 2002

NEW MANUFACTURING FACILITY

In order to significantly shorten the time to profitability, the Company has completed construction of a new 300,000 unit manufacturing facility. The Company's profitability will be affected if it is unable to achieve sufficient capacity and timely validation of the new facility. The facility will also have to be approved by regulators in the various jurisdictions in which the Company seeks marketing approval for HEMOLINK.

SOURCES OF HEMOGLOBIN AND OTHER MANUFACTURING COMPONENTS

Although the Company expects to be able to purchase sufficient quantities of human red blood cells to support the commercialization of HEMOLINK, the Company may need to develop other sources of hemoglobin if this source of supply is disrupted or if the market demand for HEMOLINK is greater than initially anticipated. The Company is advancing its proprietary cell expansion technology for the purpose of developing an additional or alternative supply of hemoglobin from cells grown outside the body. However, the Company's cell expansion technology is still in the early stages of development.

   The Company utilizes a number of other raw materials and components that are provided by sole sourced suppliers. The Company will need to identify and qualify alternative backup sources for these components and/or identify other actions to ensure continuous supply of key materials.

INTELLECTUAL PROPERTY MATTERS

The Company depends on patent, copyright, trade secret and trademark laws to limit the ability of others to compete using the same or similar technology. However, these laws afford only limited protection and may not adequately protect the Company's rights to the extent necessary to sustain any competitive advantage it may have.

   Third-parties may claim that the Company's products infringe upon their intellectual property rights. This risk is exacerbated by the fact that the validity and breadth of medical technology patents involve complex legal and factual questions for which important legal principles remain unresolved.

   In addition, because patent applications can take many years to issue, there may be currently pending applications of which the Company is unaware and which may later result in issued patents that the Company's products infringe upon. There could also be existing patents of which the Company is not aware that its products may infringe upon. Upon commercialization of HEMOLINK and as competitors commercialize other hemoglobin-replacement products in the future, the possibility of patent infringement claims against the Company may increase.

HEMOGLOBIN COULD CONTAIN INFECTIOUS AGENTS

The Company believes that in order for hemoglobin-based oxygen therapeutic like HEMOLINK to be acceptable to regulatory authorities it is necessary to demonstrate very high levels of purification and safety of the finished product. While the Company has validated certain steps in its process and is confident that its process has achieved the highest standard of purity, there is a theoretical or extremely remote risk that an infectious agent could be present in the Company's product or resistant to its stringent testing and purification processes.

DEPENDENCE ON HEMOLINK FOR REVENUE

The Company will be highly dependent on HEMOLINK sales because HEMOLINK will likely account for substantially all of its revenue when approval is obtained. To-date, the size of the market for hemoglobin-based products such as HEMOLINK has been described primarily in terms related to the estimated number of red blood cell units utilized in blood transfusions and the potential for some portion to be replaced with such products. In addition, the Company expects several entirely new markets to emerge for clinical indications in which red blood cells are not currently used. If the Company's assumptions and expectations concerning applications for HEMOLINK and its markets are incorrect, it may not be able to successfully commercialize HEMOLINK and may not become profitable.

PRODUCT LIABILITY CLAIMS

The testing and marketing of medical products, even after regulatory approval, has an inherent risk of product liability. The Company maintains product liability insurance coverage in the total amount of $20.0 million relating to Phase I, Phase II, and Phase III clinical trials. The Company intends to obtain more extensive coverage as the development of its products progresses. The Company's profitability would be adversely affected by a successful product liability claim in excess of its insurance coverage.

ADDITIONAL FINANCING

The Company requires substantial working capital to properly develop, manufacture and market its products. Planned cash requirements may vary materially in response to a number of factors including:

-  research and development and clinical trial results
- delays in the validation and approval of the Company's new manufacturing facility
-  changes in any aspect of the regulatory process; and
-  delays in obtaining regulatory approval for HEMOLINK

   The Company's capital raising efforts could involve the issuance and sale of additional common shares or proceeds from potential partners. The Company may not be able to raise additional debt or equity financing if and when needed, and if so, its business will be adversely impacted.

MARKET AND DISTRIBUTION RISKS

The Company's success will also depend on its ability to market and distribute HEMOLINK effectively. However, the Company does not yet have in place the sales force and other distribution arrangements it believes will be necessary to market HEMOLINK effectively, and the Company does not currently have experience in commercial sales. In addition, HEMOLINK's commercial success will depend on its acceptance by the medical community and third-party medical insurers as clinically useful, cost-effective and safe.

TECHNOLOGICAL DEVELOPMENTS IN THE BIOMEDICAL FIELD

The biomedical field, which is the market for the Company's products, is characterized by rapid technological change, new and improved product introductions, changes in regulatory requirements and evolving industry standards.

   Although the Company is currently developing a new series of products based on research and development activities conducted

                                                                Hemosol Inc.   9

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


to-date, the Company may not be successful in developing or introducing to the market these or any other new products or technology. If the Company fails to develop and deploy new products on a successful and timely basis, it may become non-competitive and unable to recoup the research and development and other expenses it incurs to develop and test new products.

OUTLOOK

The Company expects to incur substantial losses in 2003 and 2004 as a result of its clinical trial program, expenses related to regulatory approvals, and increased manufacturing output and increased spending in market development activities.

   In April of this year, the Company took proactive steps to reduce its monthly burn-rate by approximately $2.0 million to an average monthly burn-rate of approximately $1.0 million for the second half of 2003. Operating expenses beyond this period will depend on a number of factors and guidance will be updated accordingly.

FORWARD LOOKING STATEMENTS

To the extent any statements made in this document contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results in other risks. Many risks and uncertainties are inherent in the pharmaceutical industry; others are more specific to the Company. Many of the significant risks related to the Company are described in Item 1 of our Form 20-F filing with the SEC.

10  Annual Report 2002

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING AND AUDITORS' REPORT


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

DECEMBER 31, 2001 AND DECEMBER 31, 2000

The accompanying financial statements of Hemosol Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

   The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgement. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

   Hemosol Inc. maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and the Company's assets are appropriately accounted for and adequately safeguarded.

   The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

   The Audit Committee is appointed by the Board and all its members are outside directors, The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the annual report, the financial statements and the external auditors' report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

   Financial statements have been audited by Ernst & Young LLP, the external auditors, on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

/s/ John W. Kennedy                      /s/ Lee Hartwell

JOHN W. KENNEDY                          LEE HARTWELL
PRESIDENT                                CHIEF FINANCIAL OFFICER
& CHIEF EXECUTIVE OFFICER                & VICE PRESIDENT, CORPORATE DEVELOPMENT


AUDITORS' REPORT

TO THE SHAREHOLDERS OF HEMOSOL INC.

We have audited the consolidated balance sheets of Hemosol Inc. as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

   In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

                                         /s/ Ernst & Young LLP
TORONTO, CANADA
MARCH 13, 2003                           CHARTERED ACCOUNTANTS

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated March 13, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.
                                         /s/ Ernst & Young LLP

TORONTO, CANADA
MARCH 13, 2003                           CHARTERED ACCOUNTANTS

                                                                Hemosol Inc.  11

HEMOSOL INC. [A DEVELOPMENT STAGE COMPANY] - INCORPORATED UNDER THE LAWS OF ONTARIO

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Basis of Presentation]

As at December 31                                                   2002        2001
[000's]                                                                $           $
------------------------------------------------------------------------------------
ASSETS [NOTE 9[a]]
CURRENT
Cash and cash equivalents                                         17,579       2,785
Cash held in escrow [NOTE 10]                                      5,000           -
Short-term investments [NOTE 2]                                        -      67,052
Amounts receivable and other assets [NOTE 7[c]]                    1,077       3,156
Inventory [NOTE 3]                                                 2,877       1,731
------------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                              26,533      74,724
------------------------------------------------------------------------------------

Capital assets, net [NOTE 4]                                      88,907      60,899
Patents and trademarks, net [NOTE 5]                               2,176       1,964
Deferred charges, net [NOTE 6]                                     6,696       6,830
------------------------------------------------------------------------------------

TOTAL OTHER ASSETS                                                97,779      69,693
------------------------------------------------------------------------------------

                                                                 124,312     144,417
====================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                          15,249      13,605
Debentures payable [NOTE 10]                                       5,000           -
====================================================================================

TOTAL CURRENT LIABILITIES                                         20,249      13,605
------------------------------------------------------------------------------------

Commitments and contingencies [NOTES 4, 11 AND 12]
------------------------------------------------------------------------------------


SHAREHOLDERS' EQUITY

Share capital [NOTE 7[a]]                                        336,289     306,135
Contributed surplus                                                8,535       8,535
Deficit                                                         (240,761)   (183,858)
------------------------------------------------------------------------------------

TOTAL SHAREHOLDERS' EQUITY                                       104,063     130,812
------------------------------------------------------------------------------------

                                                                 124,312     144,417
====================================================================================

SEE ACCOMPANYING NOTES


On behalf of the Board:

/s/ Mitchell J. Kostuch                  /s/ John W. Kennedy

MITCHELL J. KOSTUCH                      JOHN W. KENNEDY
Director                                 Director

12 Annual Report 2002

HEMOSOL INC. [A DEVELOPMENT STAGE COMPANY] - INCORPORATED UNDER THE LAWS OF ONTARIO

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended December 31                                             2002        2001
[000's]                                                                $           $
------------------------------------------------------------------------------------
EXPENSES
Research and development
  Scientific and process                                          15,271      18,386
  Regulatory and clinical                                         17,173      11,771
Administration                                                     6,115       5,137
Marketing and business development                                 6,018       5,561
Support services                                                   2,602       1,594
------------------------------------------------------------------------------------

                                                                  47,179      42,449
------------------------------------------------------------------------------------

Loss from operations before the following                        (47,179)    (42,449)
Amortization of deferred charges                                  (1,587)       (360)
Write-off of deferred charges [NOTE 6]                            (6,453)          -
Foreign currency translation gain (loss)                            (246)        970
Interest income                                                      842       3,488
------------------------------------------------------------------------------------

Loss before income taxes                                         (54,623)    (38,351)
Provision for income taxes [NOTE 8]                                 (211)       (226)
------------------------------------------------------------------------------------

Net loss for the year                                            (54,834)    (38,577)


Deficit, beginning of year                                      (183,858)   (136,388)
Share issue costs                                                 (2,069)     (8,893)
------------------------------------------------------------------------------------

DEFICIT, END OF YEAR                                            (240,761)   (183,858)
====================================================================================

BASIC AND DILUTED LOSS PER SHARE                               $   (1.23)  $   (0.98)
====================================================================================

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING [000's]      44,514      39,215
====================================================================================

SEE ACCOMPANYING NOTES

                                                                Hemosol Inc.  13

HEMOSOL INC. [A DEVELOPMENT STAGE COMPANY] - INCORPORATED UNDER THE LAWS OF ONTARIO

CONSOLIDATED STATEMENTS OF CASH FLOWS

As at December 31                                                                        2002          2001
[000's]                                                                                     $             $
-----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the year                                                                 (54,834)      (38,577)
Add (deduct) items not involving cash
  Amortization of capital assets                                                        2,450         2,303
  Amortization of patents and trademarks                                                  115            74
  Amortization of deferred charges                                                      1,587           360
  Write-off of deferred charges                                                         6,453             -
  Compensation cost for non-employee stock options                                          -           134
  Foreign currency translation gain (loss)                                                 52           (42)
-----------------------------------------------------------------------------------------------------------
                                                                                      (44,177)      (35,748)

Changes in non-cash working capital balances related to operations [NOTE 14]            3,818        (2,186)
===========================================================================================================
CASH USED IN OPERATING ACTIVITIES                                                     (40,359)      (37,934)
===========================================================================================================
INVESTING ACTIVITIES
Patent and trademark costs                                                               (327)         (568)
Purchase of short-term investments                                                          -       (87,647)
Sale of short-term investments                                                         67,052        20,595
Purchase of capital assets                                                            (31,699)      (38,415)
-----------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                                        35,026      (106,035)
-----------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds on issuance of common shares                                                  22,170       113,078
Payment of share issue costs                                                           (1,351)       (8,393)
Payment of debt issue costs                                                              (640)            -
Proceeds on issuance of debentures                                                      5,000             -
Increase in cash held in escrow                                                        (5,000)            -
-----------------------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                                                  20,179       104,685
-----------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS                                     (52)           42
-----------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents during the year                   14,794       (39,242)
Cash and cash equivalents, beginning of year                                            2,785        42,027
-----------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                                 17,579         2,785
===========================================================================================================

SEE ACCOMPANYING NOTES

14  Annual Report 2002

HEMOSOL INC. [A DEVELOPMENT STAGE COMPANY] - INCORPORATED UNDER THE LAWS OF ONTARIO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Hemosol Inc. [the "Company" or "Hemosol"] is an integrated biopharmaceutical company developing a family of products for the treatment of human hemoglobin deficiencies. To date, the Company has not earned significant revenues and is considered to be an enterprise in the development stage.

   The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The impact of material differences between Canadian and U.S. generally accepted accounting principles is set out in note 17. Significant accounting policies are as follows:

BASIS OF PRESENTATION

These consolidated financial statements have been prepared on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

   The Company in its development stage has incurred cumulative net losses since inception, including a net loss of $54,834 in 2002, and has an accumulated deficit of $240,761 as at December 31, 2002. The Company anticipates that it will need to raise additional funds to meet its cash flow requirements over the short term.

   The Company's ability to continue as a going concern is dependent upon its ability to secure additional financing in order to be able to continue its development activities and successfully bring its products to market. On March 13, 2003, based on the recommendation of the Company's Data Safety Monitoring Board ("DSMB"), the Company has elected to review safety data prior to continuing enrolment in its cardiac trial. This trial involves the use of HEMOLINK in patients undergoing cardiac bypass grafting surgery. The DSMB's recommendation is based on an observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups. Although the DSMB had recently cleared the trial to continue following the third and final interim safety review, their ongoing review of data indicates that there may be the potential for an increase in certain cardiac adverse events in the HEMOLINK group. This observation from the cardiac trial interim data may be due to any number of reasons including variables in the patient population. As a precaution the Company has also voluntarily suspended enrolment in its Phase II clinical study involving the use of HEMOLINK in patients undergoing orthopedic surgery.

   Currently, the Company is in negotiations with strategic investors and financial institutions to obtain additional financing in several different forms. The Company believes that it will successfully conclude one or more of these transactions and as a result will be able to meet its short-term cash flow requirements. However, the successful conclusion of these transactions cannot be predicted at this time. Should these efforts be unsuccessful, there will be substantial doubt about the Company's ability to continue as a going concern.

   These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

BASIS OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. All significant intercompany transactions and balances are eliminated.

   Interests in jointly controlled enterprises are consolidated using the proportionate consolidation method. Under this method, the Company's proportionate share of the jointly controlled enterprise's revenues, expenses, assets and liabilities are included in the consolidated financial statements. The consolidated financial statements include the Company's 50% interest, held through Hemosol Research Corporation Inc. ("HRC"), in 1555195 Ontario Inc., a jointly controlled enterprise.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid instruments with maturities of 90 days or less at date of acquisition to be cash equivalents.

SHORT-TERM INVESTMENTS

Short-term investments are generally held to maturity. Short-term investments are liquid investments with maturities between 90 days and one year from the date of acquisition and are valued at the lower of cost and market value.

INVENTORY

Inventory is valued at the lower of cost, determined on a first-in, first-out basis, and replacement cost.

INVESTMENT TAX CREDITS

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. The Company accounts for the investment tax credits using the cost reduction method.

PATENTS AND TRADEMARKS

Patent and trademark costs are carried at cost less accumulated amortization and are amortized on a straight-line basis over their economic life, which is estimated to be 17 years. Management annually reviews the carrying value of its patents and trademarks and writes down the costs associated with a specific patent when the value is determined to be impaired.

                                                                Hemosol Inc.  15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CAPITAL ASSETS

Capital assets are recorded at cost, less accumulated amortization and related investment tax credits. Amortization commences when capital assets are available for use and is provided using the straight-line method at the following annual rates, which are designed to charge operations with the cost of the assets over their estimated useful lives as follows:

Building and building services equipment                                             25 years
Technical equipment                                                              5 - 15 years
Furniture and fixtures                                                                5 years
Computer equipment                                                                    3 years
Leasehold improvements                                                     over term of lease

Assets under construction or validation for commercial purposes are not amortized until available for use.

INCOME TAXES

The Company follows the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using the substantively enacted tax rates and laws which are expected to be in effect when the differences are expected to reverse.

RESEARCH AND DEVELOPMENT COSTS

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless a development project meets Canadian generally accepted accounting criteria for deferral and amortization. No development costs have been deferred to date.

DEFERRED DEBT ISSUE COSTS

Deferred debt issue costs represent the costs related to the establishment of the Company's credit facilities. The costs are being amortized using the straight-line method over the expected term of the facility. Upon early termination of a credit facility, the unamortized balance of debt issue costs is written off.

STOCK-BASED COMPENSATION

On January 1, 2002, the Company adopted the recommendations of "Stock-Based Compensation and Other Stock-Based Payments", issued by The Canadian Institute of Chartered Accountants. The new recommendations are generally applicable only to awards granted after the date of adoption.

   The Company has two stock-based compensation plans, which are described in note 7. Stock options and warrants awarded to non-employees are accounted for using the fair value method. No compensation expense for stock options granted to employees is recognized, however, pro forma disclosure of net loss and net loss per share is provided as if these awards were accounted for using the fair value method. Consideration paid on the exercise of stock options and warrants is credited to share capital.

FOREIGN CURRENCY TRANSLATION

The Company's U.S. subsidiary is considered an integrated foreign operation and its accounts are translated using the temporal method. Foreign denominated monetary assets and liabilities of Canadian and foreign operations are translated into Canadian dollars at the year-end exchange rate. Other assets are translated at historical exchange rates. Revenues and expenses are translated at average rates prevailing during the year, except for amortization, which is translated at historical rates. Translation gains and losses are included in net loss for the year.

LOSS PER SHARE

Diluted loss per share reflects the dilution that would occur if outstanding stock options and warrants were exercised or converted into common shares using the treasury stock method. The inclusion of the Company's stock options and warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and therefore options and warrants are excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates made by management include reserves for amounts receivable and inventory, and the useful lives of long-lived assets.

2.  SHORT-TERM INVESTMENTS

As at December 31, 2001, short-term investments consist of R1 Mid to R1 High Canadian and U.S. corporate debt securities in the amounts of $36,075 and $30,043, respectively. They are carried at cost plus accrued interest of $934, which approximates market value.

16  Annual Report 2002

3.  INVENTORY

Inventory consists of raw materials to be used in the production of HEMOLINK.

4.  CAPITAL ASSETS

Capital assets consist of the following:

                                                            2002                        2001
                                                  -------------------------   -------------------------
                                                                ACCUMULATED                 Accumulated
                                                        COST   AMORTIZATION         Cost   amortization
                                                           $              $            $              $
-------------------------------------------------------------------------------------------------------
Land                                                   2,782              -        2,782              -
Building and building services equipment [i]          17,154            676       16,636              -
Technical equipment [i], [ii]                         76,292          8,910       47,777          8,408
Furniture and fixtures                                 2,526            959        1,471            644
Computer equipment                                     2,051          1,473        1,639            999
Leasehold improvements                                 8,322          8,202        8,364          7,719
-------------------------------------------------------------------------------------------------------
                                                     109,127         20,220       78,669         17,770
Less accumulated amortization                         20,220                      17,770
-------------------------------------------------------------------------------------------------------

NET BOOK VALUE                                        88,907                      60,899
=======================================================================================================

   [i] Construction on the manufacturing facility was partially completed when the Company took occupancy on December 15, 2001. The Company has committed to spend approximately $4,500 on the manufacturing facility in 2003 to complete construction.

   [ii] Technical equipment is still undergoing construction and validation. The carrying value of the assets considered to be unavailable for use is approximately $65,000.

5.  PATENTS AND TRADEMARKS

Patents and trademarks consist of the following:

                                                                                    2002           2001
                                                                                       $              $
-------------------------------------------------------------------------------------------------------
Patent and trademark costs                                                         2,782          2,455
Less accumulated amortization                                                        606            491
-------------------------------------------------------------------------------------------------------

NET BOOK VALUE                                                                     2,176          1,964
=======================================================================================================

Amortization of patents and trademarks for the year ended December 31, 2002 was $115 [2001 - $74].

6.  DEFERRED CHARGES

Deferred charges consist of the following:

                                                                                    2002           2001
                                                                                       $              $
-------------------------------------------------------------------------------------------------------
Deferred debt issue costs                                                          7,545          7,190
Less accumulated amortization                                                        849            360
-------------------------------------------------------------------------------------------------------

NET BOOK VALUE                                                                     6,696          6,830
=======================================================================================================

Deferred debt issue costs represent costs related to the establishment of the Company's $20 million credit facility [note 9[a]] in 2002. The non-cash portion of these costs related to warrants issued during the year [note 7[a]] and amounted to $7,080. Amortization of the deferred debt issue costs commenced in 2002 and amounts to $849.

                                                                Hemosol Inc.  17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   Deferred debt issue costs in 2001 relate to the establishment of the Company's $35 million senior credit facility and $12.5 million subordinate credit facility. Total deferred debt issue costs of $6,453 were written off during 2002 as a result of the cancellation of these facilities.

   Amortization of deferred debt issue costs for the year ended December 31, 2002 was $1,587 [2001 - $360].

7.  SHARE CAPITAL AND CONTRIBUTED SURPLUS

[a] SHARE CAPITAL

AUTHORIZED
Unlimited common shares
Unlimited special shares, issuable in series
51,786 Series D special shares, voting, ranking equally with common shares

ISSUED
The changes in issued share capital and non-employee warrants and options are as follows:

                                                                    2002                            2001
                                                        ----------------------------    ----------------------------
                                                                   #               $               #               $
--------------------------------------------------------------------------------------------------------------------
COMMON SHARES
Balance, beginning of year                                40,993,861         303,101      32,269,901         190,023
Issued for cash                                            4,900,000          22,045       8,050,000         108,678
Issued as share issue costs                                  159,250             718               -               -
Employee options exercised for cash                           46,523              80         296,860           1,435
Issue of common shares under employee share
  purchase plan for cash                                       4,150              45          33,400             264
Non-employee warrants and options exercised for cash               -               -         343,700           2,701
--------------------------------------------------------------------------------------------------------------------

Balance, end of year                                      46,103,784         325,989      40,993,861         303,101
====================================================================================================================

                                                                    2002                            2001
                                                        ----------------------------    ----------------------------
                                                                   #               $               #               $
--------------------------------------------------------------------------------------------------------------------
NON-EMPLOYEE WARRANTS AND OPTIONS
Balance, beginning of year                                   727,222           3,034       1,111,872           2,900
Issued                                                     8,557,500           7,890          20,000             134
Exercised                                                          -               -        (343,700)              -
Cancelled                                                    (85,000)           (624)              -               -
Expired                                                     (222,222)              -         (60,950)              -
--------------------------------------------------------------------------------------------------------------------

Balance, end of year                                       8,977,500          10,300         727,222           3,034
--------------------------------------------------------------------------------------------------------------------

TOTAL SHARE CAPITAL                                                          336,289                         306,135
====================================================================================================================

On November 8, 2000, the Company issued 333,333 common shares for gross proceeds of $5,000 in a private placement transaction. In addition, a 16-month option was granted to purchase an additional 222,222 common shares at $22.50 per share. During 2002, all 222,222 options expired.

   On November 10, 2000, the Company issued 85,000 common share purchase warrants at an exercise price of $18.00 per share in connection with the finalization of the senior credit facility [note 9[b]]. These warrants have been recorded at an estimated fair value of $624 using the Black-Scholes option pricing model and are exercisable at any time until their expiry date in November 2005. All 85,000 purchase warrants were cancelled in 2002.

   On December 14, 2000, the Company issued 400,000 common share purchase warrants at an exercise price of $18.00 per share in connection with the finalization of the subordinate credit facility [note 9[c]]. These warrants have been recorded at an estimated fair value of $2,276 using the Black-Scholes option pricing model and are exercisable at any time until their expiry date in December 2005. To date, none of these warrants have been exercised.

18  Annual Report 2002

   On March 1, 2001, the Company issued 7,000,000 common shares at a purchase price per common share of $13.50 for gross proceeds of $94,500. In addition, the Company granted 1,050,000 over-allotment options entitling the underwriters to purchase one common share at a price of $13.50 during the period ended March 31, 2001. During 2001, all 1,050,000 over-allotment options were exercised for gross proceeds of $14,175.

   During 2002, the Company granted 2,500 options [2001-20,000] with a fair value determined using the Black-Scholes option pricing model of nil [2001-$134] to external consultants for services performed. These options have an expiry date of 10 years from issuance and vest over a three-year period. The fair value of these options is included in net loss for the year. To date, none of these options have been exercised.

   On April 9, 2002, the Company entered into an amending agreement ["Amended Facility"] with the National Bank of Canada and the Bank of Nova Scotia under which the parties made amendments to the original $35 million senior credit facility. In connection with the finalization of the Amended Facility, the Company cancelled 85,000 common share purchase warrants at an exercise price of $18.00 per share previously issued on November 10, 2000 in connection with the Original Facility, and subsequently issued 105,000 new common share purchase warrants at an exercise price of $6.31 per share which are exercisable at any time until their expiry date on April 9, 2007. The difference in fair value between the new and cancelled options determined using the Black-Scholes option pricing model of approximately $186 is included in net loss for the year. To date, none of these warrants have been exercised.

   On April 18, 2002, the Company issued 4,900,000 common shares and 2,450,000 common share purchase warrants for gross proceeds of $22,050. Each warrant entitles the holder to purchase one common share at a price of $5.50 per common share at any time until their expiry date on April 18, 2003. The warrants are subject to redemption by the Company at nominal consideration commencing six months after closing if the common share price is greater than $8.00 for 20 consecutive trading days. To date, none of these warrants have been exercised.

   On October 25, 2002, the Company issued 6,000,000 common share purchase warrants at an exercise price of $1.00 per share in connection with the finalization of the $20 million credit facility [note 9[a]]. These warrants have been recorded at an estimated fair value of $7,080 using the Black-Scholes option pricing model and are exercisable, in whole or in part, on or prior to the later of: October 25, 2006; and, if the guarantee is extended beyond the initial term, twelve months following the date upon which the credit facility is repaid in full. The repayment date of the credit facility is May 25, 2005. To date, none of these warrants have been exercised.

[b] EMPLOYEE STOCK PURCHASE PLAN

During 1999, the Company implemented an employee stock purchase plan [the "ESPP"] to enable non-management employees to purchase shares in the Company at 90% of the then current stock price [as defined in the ESPP]. The ESPP also provides non-interest bearing loans to designated employees to be used to subscribe for common shares. Loans are repayable over a maximum three-year period. Employees shall have one year from the date on which they are notified of eligibility to participate in the ESPP. During the year ended December 31, 2002, 4,150 [2001 - 33,400] common shares were issued to employees under the ESPP for gross proceeds of approximately $45 [2001 - $264]. As a result of actions taken in June 2002 to reduce expenditures, the ESPP was suspended, all outstanding loans [with a carrying value of $226] were forgiven and the underlying securities collateralizing the loans [27,000 common shares] will be sold by the Company. The difference between the carrying value of the loans and the fair market value of the shares to be sold was $205 which was written off during the year.

[c] EMPLOYEE STOCK OPTION PLAN

The Company has granted options to purchase common shares of the Company to certain of its directors, executive officers and key employees. The purpose of the stock option plan is to attract, encourage and increase the incentive for continued service of the Company's directors, officers and key employees.

   The options expire 10 years from the date of issuance. Options granted prior to December 7, 2000 vest over a four-year period and options granted on or subsequent to December 7, 2000 vest over a three-year period. The exercise price of the warrants is the market price of the common shares on the date immediately preceding the date of the grant. The aggregate number of common shares authorized for issuance under the stock option plan are 3,031,712.

   During 2002, 46,523 [2001 - 296,860] options were exercised for cash consideration of approximately $80 [2001 - $1,435].

   A summary of the status of the Company's employee stock option plan as at December 31, 2002 and 2001, and changes during the years ended on those dates, is presented below:

                                                     2002                              2001
                                         -----------------------------    ------------------------------
                                                      WEIGHTED AVERAGE                  Weighted average
                                            SHARES      EXERCISE PRICE        Shares      exercise price
                                                 #                   $             #                   $
--------------------------------------------------------------------------------------------------------
Outstanding, beginning of year           2,112,922                9.05     1,812,665                8.81
Granted                                    715,750                2.70       793,700                8.24
Exercised                                  (46,523)               1.73      (296,860)               4.83
Forfeited                                 (299,904)              10.32      (196,583)               9.85
--------------------------------------------------------------------------------------------------------

OUTSTANDING, END OF YEAR                 2,482,245                7.20     2,112,922                9.05
========================================================================================================

OPTIONS EXERCISABLE, END OF YEAR           957,063                8.45       757,653                7.74
========================================================================================================

                                                                Hemosol Inc.  19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information relating to the employee stock options as at December 31, 2002:

                                                     OUTSTANDING                        EXERCISABLE
                                         -----------------------------------   -----------------------------
                                         WEIGHTED AVERAGE
                                                REMAINING   WEIGHTED AVERAGE                WEIGHTED AVERAGE
RANGE OF EXERCISE PRICES                 CONTRACTUAL LIFE     EXERCISE PRICE                  EXERCISE PRICE
$                                    #            [YEARS]                  $            #                  $
------------------------------------------------------------------------------------------------------------
2.00 TO 3.00                   821,890               8.67               2.28      192,620               2.22
3.01 TO 4.50                   127,820               8.28               4.18       23,640               4.11
4.51 TO 6.75                   748,362               7.43               5.72      360,127               5.76
6.76 TO 10.00                  100,000               6.56               7.29       46,650               7.39
10.01 TO 15.00                 185,560               8.23              12.88       64,743              12.93
15.01 TO 22.60                 498,613               7.72              16.17      269,283              16.01
------------------------------------------------------------------------------------------------------------

2.00 TO 22.60                2,482,245               7.97               7.20      957,063               8.45
============================================================================================================

The Company does not recognize compensation expense for stock options granted to employees. The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees had been determined based on the fair value method. The table includes all stock options granted by the Company, including those granted prior to the date of adoption of
Section 3870.

                                                                                          2002
                                                                                             $
----------------------------------------------------------------------------------------------
Net loss as reported                                                                   (54,834)
Estimated stock-based compensation costs                                                (1,615)
Pro forma net loss                                                                     (56,449)
Weighted average fair value of stock options granted during the year                      1.78
Pro forma basic and diluted loss per common share                                        (1.27)
==============================================================================================

The fair values of all options granted during 2002 were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                                          2002
----------------------------------------------------------------------------------------------
Expected option life [years]                                                                 5
Volatility                                                                               0.714
Risk-free interest rate                                                                    3.2%
Dividend yield                                                                               -
==============================================================================================

The Black-Scholes model, used by the Company to calculate option values, as well as other accepted option valuation models, were developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require four highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

20  Annual Report 2002

8.  INCOME TAXES

Significant components of the Company's future tax assets and liabilities as at December 31 are as follows:

                                                                   2002          2001
                                                                      $             $
-------------------------------------------------------------------------------------
Future tax assets
 Non-capital losses                                               8,118         5,581
 Investment tax credits                                          24,733        18,843
 Scientific research and experimental development expenses       55,745        45,217
 Share issue costs                                                2,712         2,432
 Capital assets and patents and trademarks                          427         1,489
-------------------------------------------------------------------------------------

                                                                 91,735        73,562
-------------------------------------------------------------------------------------

Valuation allowance                                             (91,735)      (73,562)
-------------------------------------------------------------------------------------

                                                                     -             -
-------------------------------------------------------------------------------------

Future tax liabilities                                               -             -
-------------------------------------------------------------------------------------

Net future tax assets                                                -             -
=====================================================================================

The provision for income taxes recorded during fiscal 2002 of $211 [2001 - $226] relates to Large Corporations Tax and U.S. Federal income tax payable.

   The Company has available research and development expenditures for income tax purposes, which may be carried forward indefinitely to reduce future years' taxable income. The potential income tax benefits associated with these expenditures have not been recorded in the accounts. The total of such expenditures accumulated to December 31, 2002 is approximately $185,000 [2001 - $150,000].

   At December 31, 2002, the Company has accumulated tax losses for federal and provincial purposes in Canada. The Company also has unclaimed Canadian scientific research investment tax credits. The losses and investment tax credits can be used to offset future years' Canadian taxable income. The tax losses and investment tax credits expire as follows:

                                   Federal     Ontario    Investment tax credits
                                        $            $                         $
--------------------------------------------------------------------------------
2002                                    -        2,659                         -
2003                                    -            -                     1,856
2004                                    -        2,016                     1,820
2005                                    -        5,910                     1,908
2006                                  597        9,018                     1,743
2007                                    -        1,828                     2,151
2008                                7,324        7,324                     2,117
2009                               13,499       13,499                     3,077
2010                                    -            -                     6,647
2011                                    -            -                     5,834
2012                                    -            -                     6,767
================================================================================

9.  LONG-TERM DEBT

[a] $20 MILLION CREDIT FACILITY

On October 25, 2002, the Company entered into a credit facility agreement [the "Facility"] with the Bank of Nova Scotia in the amount of $20 million. The initial term of the Facility is 18 months, extendible to 30 months from the date of the agreement. The Facility is guaranteed by MDS Inc., a shareholder, and is collateralized by a fixed and floating charge over all the assets of the Company. Under the guarantee, MDS Inc. is subrogated to and takes an assignment of the rights and remedies of the Bank of Nova Scotia under the Facility. Borrowings under the Facility will bear interest at a rate of prime plus 1% per annum, or a Bankers' Acceptance fee of 2% per annum, with interest payable monthly. The borrowings under the Facility are repayable on the earlier of: May 25, 2005; and May 25, 2004 in the event that the guarantee of MDS Inc. is not extended beyond its initial 18-month term.

                                                                Hemosol Inc.  21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   In consideration for providing the guarantee warrants will be issued to MDS Inc. as follows:

Number           Vesting Dates                       Exercise Price    Expiry Dates
-------------------------------------------------------------------------------------------------------------------------------
5,000,000        October 25, 2002                           $  1.00    On the later of:
                                                                       i.  October 25, 2006; and
                                                                       ii. If the Facility is not repaid by January
                                                                           25, 2004, then the earlier of twelve months
                                                                           following the date upon which the Facility is
                                                                           repaid in full, and October 25, 2008.

1,000,000        333,333 February 25, 2004                  $  1.00    On the earlier of:
                 333,333 March 25, 2004                                i.  The third anniversary date of the vesting date; and
                 333,334 April 25, 2004                                ii. October 25, 2008.

4,000,000        Evenly over the twelve month               $  1.00    On the earlier of:
                 period from May 25, 2004 to                           i.  The third anniversary date of the vesting date, and
                 April 25, 2005                                        ii. October 25, 2008.
                 (subject to regulatory approval)
===============================================================================================================================

The Company has recorded deferred charges related to the first 6,000,000 warrants at their fair value of $7,080 [NOTE 6], to be amortized over the initial term of the Facility. Should the term of the Facility be extended, the remaining 4,000,000 warrants will be fair valued and recorded in expense as they are issued. The fair values of the warrants were estimated using the Black-Scholes option pricing model with the following assumptions: expected option life of 3 years, expected volatility of 1.004, risk free interest rate of 3%, and expected dividend yield of nil.

[b] $35 MILLION SENIOR CREDIT FACILITY

On April 9, 2002, the Company entered into an amending agreement ["Amended Facility"] with the National Bank of Canada and the Bank of Nova Scotia under which the parties made amendments to the original $35 million senior credit facility. The Facility will replace the Amended Facility. As a result, in connection with the finalization of the Facility, the Company notified the National Bank of Canada and the Bank of Nova Scotia that it will terminate all of its obligations under the Amended Facility. During the year, the Company eliminated deferred charges related to this Amended Facility in the amount of $3,381, of which $685 related to the valuation of warrants at the time of amendment. The remaining $2,696 related to cash debt issue costs.

[c] $12.5 MILLION SUBORDINATE CREDIT FACILITY

On August 9, 2002, the Company terminated all of its obligations under the subordinate credit facility. On June 30, 2002, the Company eliminated deferred debt issue costs related to the termination of the Company's subordinate credit facility in the amount of $3,072, of which $2,100 related to the valuation of warrants at the time of amendment. The remaining $972 related to cash debt issue costs.

10. DEBENTURES PAYABLE

In December 2002, Hemosol Research Corporation Inc., a wholly-owned subsidiary of the Company, entered into a joint venture with a third party. A new company, 1555195 Ontario Inc., was incorporated and the third party deposited $10,000 cash in escrow in 1555195 Ontario Inc. in exchange for debentures. The Company's proportionate share of the cash and debentures has been included in the consolidated financial statements. The assets and liabilities of HRC consist of the $10,000 cash in escrow and $10,000 debentures. The debentures are due on demand any time after January 15, 2003 and HRC has the right to prepay the debentures without penalty any time after January 15, 2003. The debentures have a maturity date of December 30, 2003 and bear interest at 10% per annum, compounded annually and due on maturity.

11. LICENCE AGREEMENTS

The Company has entered into a licence agreement with the Canadian Department of National Defence dated July 30,1986, as amended and restated March 1,1999, pursuant to which it was granted exclusive world-wide licences to certain inventions and processes related to HEMOLINK. The agreement expires upon the last to expire of [i] the patent rights licensed thereunder and [ii] any patents obtained by the Company related to the patent rights licensed by the Canadian Department of National Defence.

   Under this agreement, the Company would be required to pay royalties at rates based upon the net selling price of any products which may be produced which embody these licensed technologies, as well as a percentage of any consideration received for sub-licensing such technologies.

   This agreement also commits, and the Company is paying, a minimum annual royalty at the greater of $10 or 20% of royalties due in the immediately preceding year. The Company has the right to commute future royalties in consideration of the payment of the greater of $4,000 or five times the previous year's annual royalties.

22  Annual Report 2002

12. LEASE COMMITMENTS

The future minimum annual lease payments under operating lease agreements for premises and equipment in aggregate for the years ended December 31 are approximately as follows:

                                                                               $
--------------------------------------------------------------------------------
2003                                                                         396
2004                                                                         396
2005                                                                         312
2006                                                                         142
2007                                                                          50
Thereafter                                                                     -
--------------------------------------------------------------------------------

                                                                           1,296
================================================================================

13. RESEARCH AND DEVELOPMENT PROJECT

The Company is focused on the development of a portfolio of products for the treatment of hemoglobin deficiencies or anemia. The Company's focus is the commercialization of their first product, HEMOLINK, which is a highly purified, human-derived hemoglobin replacement product. HEMOLINK is designed to provide safe, immediate oxygen-carrying capability and to eliminate the need for donor red blood cell transfusions in patients suffering from acute anemia. HEMOLINK is currently being evaluated for use in cardiac surgery, orthopedic surgery and chemotherapy-induced anemia.

   Research and development costs cumulative from July 11, 1985 though December 31, 2002 related to HEMOLINK amounted to $167,500.

14. CONSOLIDATED STATEMENT OF CASH FLOWS

The net change in non-cash working capital balances related to operations consists of the following:

                                                             2002           2001
                                                                $              $
--------------------------------------------------------------------------------
Amounts receivable and other assets                          2,079        (1,189)
Inventory                                                   (1,146)       (1,096)
Accounts payable and accrued liabilities                     2,885            99
-------------------------------------------------------- ------------------------

                                                             3,818        (2,186)
================================================================================

NON-CASH TRANSACTIONS

During the year, the Company entered into the following non-cash activities:

   [i] On October 25, 2002, the Company incurred $7,080 of deferred debt issue costs through the issuance of 6,000,000 common share purchase warrants [notes 6 and 7[a]].

   [ii] On April 18, 2002, the Company issued 159,250 common shares valued at $718 as payment of underwriters' fees [note 7[a]].

   [iii] At December 31, 2002, capital asset obligations included in accounts payable and accrued liabilities totaled $6,457 [2001 - $7,698].

15. FINANCIAL INSTRUMENTS

FAIR VALUES

Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. At December 31, 2002 and 2001, the estimated fair values of cash and cash equivalents, short-term investments, amounts receivable, accounts payable and accrued liabilities approximate their carrying values due to the short-term maturity periods of these instruments.

                                                                Hemosol Inc.  23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOREIGN CURRENCY RATE RISK

The Company is exposed to foreign currency fluctuations to the extent that purchases are denominated in foreign currencies.

   The Company has the following percentage of their assets and liabilities denominated in foreign currencies:

                                                         2002        2001
                                                            %           %
-------------------------------------------------------------------------
Cash and cash equivalents                                  32          14
Short-term investments                                      -          45
Accounts payable and accrued liabilities                   28           4
=========================================================================

These amounts are mainly denominated in U.S. dollars.

   The Company is exposed to foreign exchange rate risks with respect to these amounts. The Company currently does not use financial instruments to hedge these risks.

16. SUBSEQUENT EVENTS

On February 28, 2003, the Company completed a drawdown in the amount of $10 million under its $20 million Facility agreement with the Bank of Nova Scotia. Borrowings under the Facility will bear interest at a rate of prime plus 1% per annum, with interest payable monthly.

17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"], which differ in certain material respects from those applicable in the United States ["U.S. GAAP"].

   The material differences as they apply to the Company's consolidated financial statements are as follows:

[a] BALANCE SHEET ADJUSTMENTS

                                                                     2002        2001
                                                                        $           $
-------------------------------------------------------------------------------------
AMOUNTS RECEIVABLE AND OTHER ASSETS
Balance under Canadian GAAP                                         1,077       3,156
Adjustment for employee stock purchase loans [i]                        -        (382)
-------------------------------------------------------------------------------------

BALANCE UNDER U.S. GAAP                                             1,077       2,774
=====================================================================================
PATENTS AND TRADEMARKS
Balance under Canadian GAAP                                         2,176       1,964
Adjustment for patents and trademarks [ii]                         (2,176)     (1,964)
-------------------------------------------------------------------------------------

BALANCE UNDER U.S. GAAP                                                 -           -
=====================================================================================
SHARE CAPITAL
Balance under Canadian GAAP                                       336,289     306,135
Adjustment for share issue costs [iii]                            (22,526)    (20,457)
Adjustment for employee stock purchase loans [i]                        -        (382)
-------------------------------------------------------------------------------------

BALANCE UNDER U.S. GAAP                                           313,763     285,296
=====================================================================================
DEFICIT
Balance under Canadian GAAP                                      (240,761)   (183,858)
Adjustment for share issue costs [iii]                             22,526      20,457
Adjustment for patents and trademarks [ii]                         (2,176)     (1,964)
-------------------------------------------------------------------------------------

Balance under U.S. GAAP referred to as "Deficit accumulated
  during the development stage" [NOTE 17[f]]                     (220,411)   (165,365)
=====================================================================================

24  Annual Report 2002

[i]    EMPLOYEE STOCK PURCHASE PLAN
       Under Canadian GAAP, loans provided to employees for the purchase of shares may be either recorded as amounts receivable or deducted from share capital, depending on certain criteria. Under U.S. GAAP, such loans must be deducted from share capital.

[ii]   PATENTS AND TRADEMARKS
       Under Canadian GAAP, patent and trademark costs are carried at cost less accumulated amortization and are amortized on a straight-line basis over their estimated economic life. Under U.S. GAAP, these costs are generally expensed as incurred.

[iii]  SHARE ISSUE COSTS
       Under U.S. GAAP, the carrying value of capital stock is shown net of share issue costs. Under Canadian GAAP, share issue costs are reported as an adjustment to deficit.

[iv]   JOINTLY CONTROLLED ENTERPRISE
       The investment in 1555195 Ontario Inc., is proportionately consolidated under Canadian GAAP. This investment is accounted for using the equity method under U.S. GAAP. The Company relies on an accommodation available under certain conditions which permits the Company to omit disclosure of the differences in classification that arise. The joint venture in 1555195 Ontario Inc. qualifies for this accommodation on the basis that it is an operating entity, the significant financial and operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity.

[b] THE COMPONENTS OF STOCKHOLDERS' EQUITY UNDER U.S. GAAP ARE AS FOLLOWS

                                                         2002        2001
                                                            $           $
-------------------------------------------------------------------------
Share capital                                         313,763     285,296
Contributed surplus                                     8,535       8,535
Deficit accumulated during the development stage     (220,411)   (165,365)
-------------------------------------------------------------------------
                                                      101,887     128,466
=========================================================================

[c] RECONCILIATION OF NET LOSS UNDER CANADIAN AND U.S. GAAP

                                                                    2002        2001
                                                                       $           $
------------------------------------------------------------------------------------
Net loss for the year, under Canadian GAAP                       (54,834)    (38,577)
Adjustment for patents and trademarks                               (212)       (944)
------------------------------------------------------------------------------------

NET LOSS AND COMPREHENSIVE LOSS, UNDER U.S. GAAP                 (55,046)    (39,521)
====================================================================================

NET LOSS PER SHARE, UNDER U.S. GAAP                             $  (1.24)   $  (1.01)
====================================================================================

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, UNDER
  U.S. GAAP [ROUNDED TO THE NEAREST THOUSAND SHARE]               44,514      39,168
====================================================================================

                                                                Hemosol Inc.  25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[d] CASH FLOW ADJUSTMENTS

                                                           2002        2001
                                                              $           $
---------------------------------------------------------------------------
OPERATING ACTIVITIES
Balance under Canadian GAAP                             (40,359)    (37,934)
Adjustment for patents and trademarks (additions)          (327)       (568)
Adjustment for employee stock purchase loans               (382)         43
---------------------------------------------------------------------------

BALANCE UNDER U.S. GAAP                                 (41,068)    (38,459)
===========================================================================

INVESTING ACTIVITIES
Balance under Canadian GAAP                              35,026    (106,035)
Adjustment for patents and trademarks                       327         568
---------------------------------------------------------------------------

Balance under U.S. GAAP                                  35,353    (105,467)
===========================================================================

FINANCING ACTIVITIES
Balance under Canadian GAAP                              20,179     104,685
Adjustment for employee stock purchase loans                382         (43)
---------------------------------------------------------------------------

BALANCE UNDER U.S. GAAP                                  20,561     104,642
===========================================================================

[e] STOCK-BASED COMPENSATION

The Company accounts for compensation expense for certain members of its employee stock option plan under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Since the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense has been recognized under U.S. GAAP.

   Had compensation cost for the employee stock option plan been determined based upon fair value at the grant date for awards under this plan consistent with the methodology prescribed under Statement of Financial Accounting Standard ["SFAS"] No. 123, "Accounting for Stock-based Compensation", the Company's net loss and net loss per share would have changed to the pro forma amounts indicated below:

                                                             2002        2001
                                                                $           $
-----------------------------------------------------------------------------
Net loss under U.S. GAAP                                  (55,046)    (39,521)
Estimated stock-based compensation costs                   (1,615)     (2,644)
-----------------------------------------------------------------------------

Pro forma net loss for the year                           (56,661)    (42,165)
=============================================================================

Pro forma net loss per share                                (1.27)      (1.08)
=============================================================================

Weighted average fair value of stock options granted
  during the year                                            1.78        7.77
=============================================================================

The fair values of all options granted during 2002 and 2001 were estimated using the Black-Scholes option pricing model with the same assumptions described in note 7[c].

[f] DEVELOPMENT STAGE ENTERPRISE

Under U.S. GAAP, specifically SFAS No. 7, "Accounting and Reporting of a Development Stage Enterprise", the following additional disclosures are required:

26  Annual Report 2002

   [i] CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

                                                                    CUMULATIVE FROM
                                                              JULY 11, 1985 THROUGH
                                                                       DECEMBER 31,
                                                                               2002
                                                                                  $
   --------------------------------------------------------------------------------
   Revenue                                                                    7,285
   --------------------------------------------------------------------------------
   Research and development                                                 180,211
   Administration and support services                                       39,049
   Marketing and business development                                        15,018
   --------------------------------------------------------------------------------
                                                                            234,278
   --------------------------------------------------------------------------------
   Loss from operations before the following                               (226,993)
   Interest income                                                           15,751
   Amortization of deferred charges                                          (1,947)
   Write off of deferred charges                                             (6,453)
   Foreign exchange gain                                                        753
   --------------------------------------------------------------------------------
   Loss before income taxes                                                (218,889)
   Provision for income taxes                                                  (464)
   --------------------------------------------------------------------------------
   NET LOSS FOR THE PERIOD                                                 (219,353)

   Deficit, beginning of period                                                  --
   Dividends                                                                   (933)
   Share redemption premium                                                    (125)
   --------------------------------------------------------------------------------
   DEFICIT, END OF PERIOD                                                  (220,411)
   ================================================================================

   [ii] CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                    CUMULATIVE FROM
                                                              JULY 11, 1985 THROUGH
                                                                       DECEMBER 31,
                                                                               2002
                                                                                  $
   --------------------------------------------------------------------------------
   CASH USED IN OPERATING ACTIVITIES                                       (184,799)
   --------------------------------------------------------------------------------
   CASH USED IN INVESTING ACTIVITIES                                       (103,163)
   --------------------------------------------------------------------------------
   CASH PROVIDED BY FINANCING ACTIVITIES                                    305,551
   --------------------------------------------------------------------------------
   Effect of exchange rates on cash and cash equivalents                        (10)
   --------------------------------------------------------------------------------
   NET INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD               17,579
   ================================================================================

                                                                Hemosol Inc.  27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   [iii] SHARE CAPITAL

                                                                                            CUMULATIVE FROM
                                                                                      JULY 11, 1985 THROUGH
                                                                                               DECEMBER 31,
                                                                                                       2002
                                                                                  #                       $
   --------------------------------------------------------------------------------------------------------
   COMMON SHARES
   Issued for cash                                                       44,652,129                 318,392
   Issued as share issue costs                                              159,250                     718
   Employee options exercised for cash                                      702,055                   2,526
   Issue of common shares under employee share purchase plan for cash        94,350                     845
   Compensation warrants exercised for cash                                 596,000                   3,508
   Shares returned and cancelled                                           (100,000)                      -
   --------------------------------------------------------------------------------------------------------
                                                                         46,103,784                 325,989
   --------------------------------------------------------------------------------------------------------
   NON-EMPLOYEE WARRANTS AND OPTIONS
   Issued relating to equity issuances                                    3,288,872                       -
   Issued relating to credit facilities                                   6,590,000                  10,790
   Issue of options to non-employees                                         22,500                     134
   Exercised                                                               (555,700)                      -
   Expired                                                                 (283,172)                      -
   Cancelled                                                                (85,000)                   (624)
   --------------------------------------------------------------------------------------------------------
                                                                          8,977,500                  10,300
   Share issue costs                                                                                (22,526)
   --------------------------------------------------------------------------------------------------------
                                                                                                    313,763
   ========================================================================================================

18. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2002 consolidated financial statements.

28  Annual Report 2002

SHAREHOLDER INFORMATION


BOARD OF DIRECTORS

JOHN W. KENNEDY
President and Chief Executive Officer Hemosol Inc.

MITCHELL J. KOSTUCH
President
SB Capital Corporation Ltd.

R. IAN LENNOX
President and Chief Executive Officer MDS Drug Discovery and Development Sector

WILFRED G. LEWITT
Chairman MDS Inc.

GEORGE W. MASTERS
Vice Chairman, Hemosol Inc. and Chairman, Biocatalyst Yorkton Inc.

EDWARD E. McCORMACK
Director
President of Almad Investments Ltd. and Beaver Power Corporation

ROBERT H. PAINTER, Ph.D., F.R.S.(U.K.) C. Chem.
Professor Emeritus, University of Toronto Departments of Biochemistry and Immunology

EDWARD K. RYGIEL
Chairman, Hemosol Inc. and Chairman, MDS Capital Corp.

NELSON SIMS
Former President Eli Lilly Canada, Inc.

C. ROBERT VALERI, M.D.
Director
Naval Blood Research Laboratory Boston University

MANAGEMENT TEAM

DIRK ALKEMA, B.Sc., Ph.D.
Vice President, Operations

DAVID N. BELL, M.Sc., Ph.D.
Vice President, Drug Development and Research

LEE HARTWELL, B.A., C.A.
Chief Financial Officer and Vice President, Corporate Development

JOHN W. KENNEDY, B.Sc., M.Sc.
President and Chief Executive Officer

LEE ANN MALCOLM, B.Sc.
Vice President, Marketing

MICHAEL MATHEWS, B.Sc., M.Sc.
Vice President, U.S. Operations

JACQUELYN A. SAAD, B.A., C.H.R.P.
Vice President, Organizational Development

JAN SEDGEWORTH, Ph.D.
Vice President, Regulatory Affairs

MICHAEL J. SHANNON, M.A., M.Sc., M.D.
Vice President, Medical Sciences

ANNUAL MEETING

The Annual General Meeting of Shareholders will be held June 16, 2003 at 10:00 a.m. The Toronto Stock Exchange Auditorium 2 First Canadian Place, 130 King Street West Toronto, Ontario

STOCK LISTING

Toronto Stock Exchange Symbol HML Nasdaq National Market Symbol HMSL

TRANSFER AGENT

Computershare Trust Company of Canada Stock & Bond Transfer Department 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1

For change of address, lost stock certificates and other related inquiries, please write to the above address or careg-istryinfo@computershare.com

AUDITORS

Ernst & Young, LLP, Toronto, Ontario

SHAREHOLDER INFO

For annual and quarterly reports, news releases and other investor information, please contact Hemosol Investor Relations.

Telephone: 416-361-1331
Toll Free: 800-789-3419
Fax: 416-815-0080
Email: ir@hemosol.com
www.hemosol.com

2585 Meadowpine Blvd.
Mississauga, Ontario
Canada  L5N 8H9
Tel: (905) 286-6200
www.hemosol.com



[HEMOSOL INC. LOGO]
                                                                Hemosol Inc.  13

                               [HEMOSOL INC. LOGO]




                                  HEMOSOL INC.

                             ANNUAL INFORMATION FORM



                                  May 27, 2003

                             ANNUAL INFORMATION FORM
                                  MAY 27, 2003
                                TABLE OF CONTENTS
                                -----------------

                                                                            Page
                                                                            ----

ITEM 1   COVER PAGE............................................................1
ITEM 2   CORPORATE STRUCTURE...................................................2
ITEM 3   GENERAL DEVELOPMENT OF THE BUSINESS...................................2
         Clinical Highlights...................................................4
         Recent Developments...................................................7
         Financing and Strategic Highlights....................................8

ITEM 4   NARRATIVE DESCRIPTION OF THE BUSINESS.................................8
         Background............................................................9
         The Hemosol Solution:  HEMOLINK......................................10
         HEMOLINK Applications................................................11
         Clinical Trials......................................................12
         Regulatory Matters...................................................15
         Market...............................................................17
         Competing Products...................................................17
         Raw Materials........................................................18
         Intellectual Property................................................18
         Other Products in Development........................................20
         Human Resources......................................................22
         Sales and Marketing..................................................23
         Property, Plants and Equipment.......................................23
         Environmental Matters................................................23
         Credit Facility......................................................24
         Risks and Uncertainties..............................................25

ITEM 5   SELECTED CONSOLIDATED FINANCIAL INFORMATION..........................31
         Last Three Financial Years...........................................31
         Last Eight Quarters..................................................31
         Dividend Policy......................................................31

ITEM 6   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS..................................31

ITEM 7   MARKET FOR SECURITIES................................................31
ITEM 8   DIRECTORS AND OFFICERS...............................................32
         Scientific Advisory Board............................................35

ITEM 9   ADDITIONAL INFORMATION...............................................36

ITEM 2 CORPORATE STRUCTURE

       Hemosol Inc. ("HEMOSOL" or the "COMPANY") was incorporated under the Business Corporations Act (Ontario) by articles of incorporation dated July 11, 1985. The registered and principal office of the Company is located at 2585 Meadowpine Blvd. Mississauga, Ontario Canada, L5N 8H9.

       The Company has no subsidiary whose total assets constituted more than 10% of its consolidated assets at December 31, 2002 or subsidiaries whose assets, in the aggregate, constituted more than 20% of its consolidated assets at December 31, 2002.

ITEM 3 GENERAL DEVELOPMENT OF THE BUSINESS

       Hemosol is an integrated biopharmaceutical company focused on the development of a portfolio of products based on human hemoglobin. As a near-term commercial stage company, Hemosol's immediate focus is the development and successful commercialization of Hemolink(TM) (hemoglobin raffimer), a highly purified, human-derived oxygen therapeutic product (historically termed a blood substitute). HEMOLINK is designed to sustain life by delivering oxygen immediately, effectively, and safely, resulting in improved patient outcomes and to eliminate the need for donor red blood cell transfusions in patients suffering from acute anemia. HEMOLINK is being evaluated for use in cardiac surgery, high blood loss orthopedic surgery and life threatening acute anemia in patients who cannot or will not accept red blood cell transfusions.

       HEMOLINK is created through a series of purification processes which separate the hemoglobin from red blood cells ("RBCs"), reducing the risk of viral contamination compared to a unit of donor RBCs. The highly purified hemoglobin is then chemically modified using a proprietary process called "cross-linking". The o-raffinose cross-linker creates stable links within, and between, the hemoglobin molecules. This carefully crafted configuration allows for efficient oxygen delivery, prolonged circulation time and extended shelf-life. The initial technology relating to cross-linking evolved from basic scientific research at the Canadian Department of National Defence in the early 1980s. This technology has been exclusively licensed to Hemosol. The Company believes it has achieved significant progress toward developing a commercially viable oxygen-therapeutic product.

       In general, the development of the Company's products commences with discovery research followed by pre-clinical studies. Following the generation of data in pre-clinical studies, applications are made to regulatory authorities to conduct clinical trials. See "Narrative Description of the Business - Clinical Trials". Clinical trials normally are conducted in three sequential phases:
Phase I clinical trials are initial studies in humans, using small doses and a limited number of healthy volunteers, to assess the safety of a product. Upon successful completion of Phase I clinical trials, Phase II clinical trials are conducted in human patients to further assess the safety and also the efficacy of a product. Upon successful completion of Phase II clinical trials, Phase III clinical trials are conducted. Phase III clinical trials are comprehensive studies in human patients to assess the safety, efficacy and drug interactions of a product. In order to seek approval to market a product in the U.S. and Canada, after the satisfactory completion of the clinical trial process, a Biologics License Application will be submitted to the FDA's Centre for Biologics Evaluation and Research and a New Drug Submission will be submitted to Health Canada's Biologics and Genetic Therapies Directorate. See "Narrative Description of the Business - Regulatory Matters". Following review of the license applications, the manufacturing and testing facilities will undergo on-site inspections and, if everything is deemed satisfactory, a marketing license will be issued.

       Hemosol has completed a pivotal Phase III clinical trial of HEMOLINK in Canada and the U.K. Based on the results of this trial, Hemosol sought regulatory approval to market HEMOLINK in Canada for use in scheduled surgery, such as coronary artery bypass grafting ("CABG"), and was granted priority review status. However, Hemosol was advised in March 2002 that there was insufficient data to license HEMOLINK by Health Canada for marketing in Canada. Hemosol is also seeking regulatory approval in the U.K. Provided such approval is obtained, Hemosol intends to follow the Mutual Recognition Procedure registration route for HEMOLINK in the rest of Europe. Hemosol is currently conducting two Phase II clinical trials in the U.S. for use of HEMOLINK in primary CABG surgery and high blood loss orthopedic surgery. Upon completion of these two trials, Hemosol planned to review the data with the U.S. Food and Drug Administration (the "FDA") and design a third trial that is expected to be pivotal for U.S. registration.

       In March 2003, following the receipt of information from the Data & Safety Monitoring Board ("DSMB") for the Phase II clinical trial for the use of HEMOLINK in primary CABG surgery, Hemosol elected to halt enrolment of patients in the trial pending a review of safety data. The DSMB's comments were based on an observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups. As a precaution, the Company has also voluntarily suspended enrolment in its Phase II clinical trial involving the use of HEMOLINK in patients undergoing high blood loss orthopedic surgery. Once Hemosol has completed a full review of the safety data from the Phase II CABG study, further discussions with the relevant regulatory agencies will be required prior to re-starting either of the Phase II trials for the use of HEMOLINK in CABG or high blood loss orthopedic surgery.

       Set out below is a chart summarizing the products currently being developed by Hemosol.

                                    [CHART]




       A pivotal Phase III trial in Canada and the U.K. was completed for HEMOLINK in March 2000, and a regulatory submission for Canada was filed in July 2000. A regulatory submission for the U.K. was filed in February 2001. To support initial sales, the production capabilities of the Company's Skyway manufacturing facility were scaled up to achieve an annual rate of 25,000 units and commercial good manufacturing practice licensing, see "Narrative Description of the Business - Property, Plants and Equipment". To support future expansion and initial sales in the key U.S. market, Hemosol also completed a new commercial manufacturing facility with an initial expected capacity of 300,000 units per year. Although the Company believes that it has achieved significant progress toward developing HEMOLINK as a commercially viable oxygen therapeutic, no assurance can be given that the remaining Phase III clinical trials for HEMOLINK will be successfully completed, that the suspended Phase II clinical trials for HEMOLINK will be re-started, that HEMOLINK will receive all necessary regulatory approvals and that HEMOLINK will be successfully introduced into the market. See "Narrative Description of the Business - Risks and Uncertainties".

       Some of the Company's other products are at earlier stages of development. No assurance can be given that such products will receive approvals to undergo clinical trials, that clinical trials will be successfully completed in respect of such products, that such products will receive all necessary regulatory approvals and that such products will be successfully introduced into the market. See "Narrative Description of the Business - Risks and Uncertainties".

CLINICAL HIGHLIGHTS

       The Company has achieved significant progress in its clinical trial activity in Canada, the U.S. and the U.K. See "Narrative Description of the Business - Clinical Trials" below.

       Hemosol Phase II clinical trials in the U.S., one in primary CABG surgery and a second in high blood loss orthopedic surgery. In addition, Hemosol is in the process of initiating a Phase II clinical trial in a high-dose application in life threatening blood loss and has been cleared to conduct a study in chemotherapy-induced anemia. As noted above, as of March 2003, none of these trials are actively enrolling new patients pending the completion of a safety review prompted by the recommendation of the DSMB for the Phase II clinical trial for the use of HEMOLINK in primary CABG surgery. A historical summary of the Company's clinical trial activity is set out below:

       -- In February 1995, the Health Protection Branch of Health Canada approved the initiation of the Phase I clinical trial for HEMOLINK in Canada. The initial Phase I clinical trial was completed in October 1995. As a result of Phase I clinical trial findings, the Company undertook to evaluate the modification of certain aspects of HEMOLINK to improve product shelf-life and determine the cause and control of gastro-intestinal effects seen at higher dose levels in the Phase I clinical trials.

       -- In February 1997, Hemosol received clearance from the Health Protection Branch of Health Canada to begin Phase II clinical trials in Canada for HEMOLINK. Originally, this trial was restricted to patients under 65 years of age who were undergoing hip replacement surgery. During 1997, the Company obtained regulatory approval to increase the number of trial sites, to use HEMOLINK in both hip and knee replacement surgery and to increase the age of the patient population to 75 years. This trial was successfully completed in June 1998 and involved a total of 16 patients who underwent either primary hip or knee replacement surgery. There were no clinically limiting side effects observed throughout this trial. None of the 12 patients who received HEMOLINK required donated (allogeneic) blood.

       -- In 1997, Hemosol obtained approval from the Health Protection Branch of Health Canada to start an additional Phase II clinical trial in Canada for HEMOLINK in patients with chronic anemia associated with kidney failure. In April 1998, Hemosol received clearance from the FDA to enroll U.S. patients in the ongoing study. In November 1998, the enrolment target of 29 patients was achieved. There were no clinically limiting side effects observed throughout this trial.

       -- In April 1998, Hemosol received approval from the British Medicines Control Agency to undertake a Phase II clinical trial in the U.K. using HEMOLINK as an alternative to blood transfusion in patients undergoing orthopedic surgery. This trial was successfully completed in October 1998 and involved a total of 18 patients who underwent either hip or knee replacement surgery. The Company gained approval in the U.K. to amend the trial to include higher doses over extended periods of time as well as include other orthopedic surgeries such as spinal surgery. The amended trial protocol was submitted for approval by the FDA in January 1999. The trial, totaling 40 patients, is now complete and was conducted in the U.K. and the U.S. There were no clinically limiting side effects observed throughout the trial.

       -- In June 1998, Hemosol received approval from the Health Protection Branch of Health Canada to start a Phase II clinical trial for HEMOLINK in patients undergoing CABG surgery. This was followed by approval in July 1998 by the Medicines Control Agency in the U.K. This trial was completed in March 1999 with no clinically limiting side effects observed throughout this trial. Ninety percent of the

              HEMOLINK patients avoided allergenic blood compared with 53% of the control patients, statistically a significant result. These preliminary efficacy findings aided in design and choice of the dose used in the Phase III clinical program. In August 1998, Hemosol received clearance from the FDA to undertake a Phase II clinical trial in the U.S. in patients undergoing CABG surgery. This trial was completed in December 1999 and demonstrated HEMOLINK was safe in this patient population and there were no clinically limiting side effects observed.

       -- In February 1999, Hemosol filed Investigational New Drug applications with Canadian, U.S. and U.K. regulatory authorities for Phase III clinical trials for HEMOLINK in patients undergoing CABG surgery. Hemosol was cleared in the U.K. in March 1999, and in Canada in April 1999 to commence a Phase III clinical trial for HEMOLINK. This trial was completed in Canada and the U.K. and safety and efficacy data was reported in the second quarter of 2000 A U.S. Phase III CABG trial was started in the fourth quarter of 2000.

       -- On August 13, 2001 Hemosol received verbal notification from the FDA of changes that the FDA wanted made to its Phase III clinical trial protocol for HEMOLINK to strengthen the efficacy analysis for inclusion in a Biologic License Application. As a result of these discussions with the FDA, the Company suspended this trial in order to develop and undertake a more comprehensive Phase II trial that would, in turn, more effectively ground the resumption of a Phase III clinical trial protocol for HEMOLINK.

       -- On November 21, 2001, Hemosol received approval from the FDA to begin the aforementioned more comprehensive Phase II clinical trial with HEMOLINK (HLK 213), in primary CABG surgery. This trial was planned to include 180 patients undergoing primary CABG surgery at approximately 40 centres in the U.S. and the U.K.

       -- On January 31, 2002 the FDA notified Hemosol that it could proceed with its Phase II trial in "re-do" CABG surgery. This two-armed study planned to investigate the efficacy of HEMOLINK in approximately 140 patients at approximately 40 centres in the U.S.

       -- On March 20, 2002 Health Canada advised Hemosol that its Canadian New Drug Submission ("NDS") for HEMOLINK had not been approved for marketing in Canada. Health Canada advised Hemosol that it will require additional data in a re-filed NDS. The Company continues to evaluate this situation and will determine its Canadian regulatory strategy once additional data is available.

       -- On March 26, 2002 the FDA notified Hemosol that it was cleared to begin a Phase II clinical trial of HEMOLINK as a treatment for chemotherapy-induced anemia. The single-blind, dose-comparison study is designed to evaluate the safety and tolerability of a short course of HEMOLINK in 50 patients in the U.S. with lung or ovarian cancer who are being treated with erythropoietin for chemotherapy-induced anemia.

       -- On April 10, 2002 Health Canada advised Hemosol that it could proceed in Canada with its Phase II trial in primary CABG surgery which is currently being conducted in the U.S. and the U.K. and the planned Phase II trial in "re-do" CABG surgery.

RECENT DEVELOPMENTS

       In November 2002, Hemosol received clearance from the FDA to begin a Phase II clinical trial (HLK210) to assess the efficacy and safety of HEMOLINK in patients undergoing high blood loss orthopedic surgery. Based on prior discussions with the FDA, Hemosol expected that the primary CABG surgery trial, along with this new orthopedic surgery trial would form the basis for the initiation of its Phase III program, pivotal for approval to market HEMOLINK in the U.S. The completion of the ongoing "re-do" CABG surgery trial was not deemed necessary by the FDA in order to proceed to Phase III.

       In January 2003, the Company announced that John Kennedy, the President and CEO was undergoing outpatient cancer treatment while continuing his role and responsibilities within the Company.

       In February 2003, Hemosol received clearance to proceed with a trial to evaluate the safety and efficacy of HEMOLINK in patients with severe acute anemia (life threatening blood loss) for whom red cell transfusion is not a therapeutic option (patients cannot or will not accept red cell transfusion).

       In April 2003, following the receipt by the Company of information from the DSMB for the Phase II CABG study (HLK 213), Hemosol elected to close enrolment of the study at 152 patients, slightly lower than the originally planned enrolment of 180 patients. Enrolment was suspended in the trial following DSMB's observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups. While the DSMB had cleared the trial to continue following the third and final interim safety review, the DSMB's ongoing review of data indicated the potential for an increase in certain cardiac adverse events in the HEMOLINK group. The Company believes that the DSMB's observation from the CABG trial interim data may be due to any number of reasons, including variables in the patient population. As a precaution the Company also voluntarily suspended enrolment in its Phase II clinical study involving the use of HEMOLINK in patients undergoing high blood loss orthopedic surgery. Once Hemosol has completed a full review of the safety data from the Phase II CABG study, further discussions with the relevant regulatory agencies will be required prior to re-starting all Phase II studies and proceeding with the severe acute anemia trial.

       In April 2003, the Company took additional proactive steps to manage its cash burn-rate and scale back all spending not related to the analysis of the HLK 213 data, by giving eight week working notice to substantially all of its employees. To preserve the greatest strategic flexibility in the circumstances, retention packages were provided to a core group of senior personnel. The expected cost of these severances and the retention program is estimated to be between $1.5 million and $2 million. During the data review period, the Company plans to continue a number of strategic initiatives that included ongoing discussions with potential partners, exploring merger and acquisition opportunities and the possible sale of certain assets.

       In May 2003, the Company announced that it had reduced its monthly burn rate to $1 million and that it anticipated that its existing credit facility (see "Narrative Description of the Business - "Credit Facility") will provide sufficient cash resources to support ongoing operations into the latter half of 2003. As at February 2003, the Company had drawn down $10 million from the credit facility and it expects to draw down the remaining $10 million prior to the end of August 2003.

       In May 2003, Mr. John Kennedy, the President and Chief Executive Officer took a medical leave of absence for an indeterminate period of time and Mr. Lee Hartwell the Chief Financial Officer was appointed interim Chief Executive Officer.

FINANCING AND STRATEGIC HIGHLIGHTS

       In January 2000, the Company sold its option to acquire 948,214 of its issued common shares from Fresenius A.G. for $8,533,926.

       In January 2000, Hemosol completed a bought deal offering of 5,520,000 common shares at $8.35 per common share for gross proceeds of $46,092,000.

       In April 2000, Hemosol completed a bought deal offering of 1,219,000 common shares at $19.00 per common share for gross proceeds of $23,161,000.

       In October 2000, Hemosol entered into a memorandum of understanding with Dompe Farmaceutici S.p.A., an Italian pharmaceutical company, pursuant to which Hemosol agreed to negotiate exclusively with Dompe to form a strategic alliance for the promotion, marketing and sale of HEMOLINK in southern and eastern Europe. In November 2000, Hemosol issued 333,333 common shares for gross proceeds of $5 million in a private placement transaction with Dompe. In addition, Dompe was granted a 16-month option to purchase an additional 222,222 common shares at $22.50 per share. This option has since expired. See "Narrative Description of the Business--Sales and Marketing" below.

       In March 2001, the Company issued 8,050,000 common shares pursuant to a public offering in the United States and Canada at U.S.$8.78 per share for gross proceeds of U.S.$70,679,000.

       In April 2002, the Company issued 4,900,000 units pursuant to a public offering in Canada at $4.50 per unit for gross proceeds of $22,050,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each warrant entitled the holder to purchase one common share at a price of $5.50. The warrants expired on April 18, 2003.

       Hemosol has incurred losses in every year since its inception, with a cumulative deficit of $241 million as at December 31, 2002.


ITEM 4   NARRATIVE DESCRIPTION OF THE BUSINESS

       Hemosol is an integrated biopharmaceutical company developing innovative life sustaining therapies, used initially for the treatment of acute anemia. The Company's immediate focus is on the development and successful commercialization of HEMOLINK.

       HEMOLINK is a highly purified human-derived oxygen therapeutic, designed to deliver oxygen immediately, effectively and safely to the body's tissues and organs. Potential benefits of HEMOLINK therapy include:

       o      immediate efficient oxygen delivery to vital organs and tissues;

       o      universal compatibility with all blood types;

       o greater assurance of safety from viral and bacterial contamination;

       o      a reduced risk of allergic or immune reaction compared to donor
              RBCs; and

       o an extended shelf-life of approximately 30 months compared to 42 days for donor RBCs.

       Hemosol believes that these potential benefits will provide the medical community and the public with new ways to sustain life, and avoid the effects of acute anemia while avoiding or reducing patient exposure to donor blood.

BACKGROUND

       Hemoglobin is a protein found in RBCs - the active carrier of oxygen from the lungs to the body's tissues. This delivery of oxygen is essential to sustain life. Anemia is a clinical condition experienced by individuals with low hemoglobin levels. Anemia results from the loss of circulating RBCs and can be chronic (long-term) or acute (short-term). Acute anemia can either be of surgical origin, when blood is lost during surgery, or of medical origin, when normal red blood cell production is interrupted either by a disease or its treatment. Acute anemia is a serious clinical situation, particularly when the hemoglobin deficiency is profound or if the patient is medically compromised. Donor red blood cell transfusion is currently the only accessible treatment option to attempt to regain adequate oxygen delivery for most patients suffering from acute anemia.

       Current transfusion practice with donor RBCs is associated with several areas of concern and is subject to limitations. These include:

       -- DIMINISHED OXYGEN DELIVERY CAPACITY OF DONOR RBCS. The ability of donor RBCs to offload oxygen efficiently begins to deteriorate immediately upon collection. The longer donor RBCs are stored, the greater this deterioration and the longer it takes donor RBCs to regain maximum oxygen offloading capability. Donor RBCs that have been stored for more than 14 days are often viewed as having seriously impaired value as a therapy for acute anemia.

       -- RISK OF BLOOD TYPE MISMATCH REACTION. The membranes of RBCs contain molecules that determine blood type. Before blood can be given to a patient, it must be grouped and cross-matched to ensure it is of the correct type. Cross-matching refers to the matching of donor whole blood to the recipient's blood type. If not matched and typed correctly, a unit of donor blood can cause a serious and sometimes fatal reaction in the recipient. Cross-matching is a labor-intensive and time-consuming process susceptible to human error.

       -- POTENTIAL ADVERSE IMMUNE REACTIONS. Red blood cells or other cells present in a transfusion of donor blood can suppress a recipient's immune system, resulting in an increased risk of post-surgical infection. In addition, donor blood transfusions can result in the development of antibodies that may make cross-matching more difficult or may result in immune reactions. Patients frequently receive blood from several different donors during a surgical procedure, increasing the chance of such immune reactions.

       -- RISK OF TRANSMISSION OF INFECTIOUS DISEASES. Transmission of blood-borne infectious diseases has historically been a concern with donor RBCs. Although improved testing and screening methods have significantly reduced the risk of transmission of infectious agents, such as HIV and hepatitis, there is currently no 100% effective method for detecting blood-borne diseases or for sterilizing donor blood. As a result, the risk of disease transmission from donor blood is an ongoing concern to physicians and patients.

       -- LIMITED STORAGE AND BURDENSOME INVENTORY MANAGEMENT. Current transfusion standards require donor blood to be stored under refrigerated conditions for not more than 42 days. At room temperature, the shelf life of RBCs is less than 24 hours. Donor RBCs must also be administered to the patient within two hours after being removed from refrigeration. Given its limited storage life, it is not practical to stockpile large supplies of donor blood. Although freezing can extend the storage life of RBCs, the freezing and thawing process requires chemical treatment of these cells, which reduces their efficacy after transfusion. In addition, all hospitals impose strict administrative and procedural regulations on donor blood, including:

              o each individual unit must be carefully tracked from the blood bank to the point of transfusion;

              o each unit of blood transfused requires confirmation, usually from two nurses, that the unit is given to the correct patient; and

              o the recipient must be monitored by a nurse, both during transfusion and for a period of time after each transfusion.

              As a result of these factors, hospitals must devote significant human and financial resources to managing their inventory of donor blood.

       -- INCREASINGLY FREQUENT BLOOD SUPPLY SHORTAGES. The demand for donor blood has been steadily increasing as a result of an aging population and an increase in the number of blood-intensive procedures, such as organ transplants. In contrast, the overall supply of donor blood has been steadily decreasing due to a declining donor base and more stringent donor screening. Although the National Blood Data Resource Centre has indicated that the demand for donor blood has been increasing by approximately 1% annually, the supply of donor blood in North America has been declining since 1992, effectively narrowing the margin of surplus blood and creating supply shortage concerns. Statements by the American Red Cross indicate that local and regional shortages of donor blood are becoming increasingly common.

       Hemosol believes that the availability of a hemoglobin-based product designed to act as an oxygen carrier that would address and alleviate these concerns would find immediate medical application and commercial demand.

THE HEMOSOL SOLUTION: HEMOLINK

       Hemosol has achieved significant progress towards developing a commercially viable life sustaining oxygen therapeutic called HEMOLINK. The development efforts for HEMOLINK have concentrated on two basic technologies:
(i) purifying the hemoglobin extracted from human RBCs to remove contaminating material; and (ii) cross-linking and polymerizing the hemoglobin in a stable form to provide oxygen-carrying properties.

       HEMOLINK is created through a series of proprietary purification processes that separate the hemoglobin from RBCs, significantly reducing the risk of viral contamination compared to a unit of donor RBCs. Hemosol currently obtains hemoglobin from fully tested, outdated or fresh human RBCs, which are then washed to remove plasma and other residual blood components. The RBCs are broken apart to release the hemoglobin, which is then extensively purified. The purification process includes steps which have been demonstrated to destroy or remove infectious agents, such as blood-borne viruses and bacteria that may have eluded extensive testing at the collection site.

       In its natural environment within the red blood cell, hemoglobin alternates between two molecular shapes, permitting oxygen to be bound in the lungs and released in peripheral circulation. For cell-free hemoglobin to be effective as an oxygen carrier, it must be modified and chemically stabilized. Hemosol chemically modifies the highly purified hemoglobin through a process called cross-linking, using a reagent prepared from raffinose, a sugar molecule. This reagent forms linkages between the hemoglobin molecules to produce hemoglobin polymers. This process creates stable links both within and between the hemoglobin molecules, allowing for efficient oxygen delivery, prolonged circulation time and extended shelf-life. The initial technology relating to cross-linking evolved from basic scientific research conducted in the early 1980s at Canada's Department of National Defence, which has licensed the technology exclusively to Hemosol. The final product is natural-sourced and ultra-purified, free from elements of the red cell membrane as well as from other blood components, and can be used regardless of blood type.

HEMOLINK APPLICATIONS

       Oxygen therapeutics were initially projected to find clinical application in conditions where RBCs are currently used. However, these products are also optimally suited to sustaining life in clinical conditions where the use of RBCs can be either ineffective or inappropriate.

       Scheduled surgery constitutes the most appropriate clinical model to evaluate hemoglobin replacement products in a controlled fashion and provide data directly applicable in the development of trials for other situations of acute hemoglobin deficiency. Potential applications for oxygen therapeutics include the following:

       -- SCHEDULED SURGERY. Routine surgical procedures requiring transfusion of blood donated by another individual carry a small risk of infection as well as the risk of mismatched transfusions and reactions to other components present in RBCs. Also, donor RBCs are not always available when needed. Scheduled surgeries are sometimes postponed because there is no supply of a specific type of donor RBCs. For these reasons, a safe, universally compatible hemoglobin replacement product is an attractive alternative to donor blood during scheduled surgery.

       -- ACUTE ANEMIA. For anemic patients who require an exogenous source of erythropoietin to stimulate the production of RBCs, hemoglobin replacement products may play an important role. Erythropoietin is used to treat anemia caused by renal insufficiency or surgery. Erythropoietin activates the production of red cells over a 10 to 14 day period. Before the benefits of erythropoietin are realized, HEMOLINK could fill an important clinical need by providing a source of exogenous, highly purified and affective hemoglobin until the body's natural process of red blood cell production, stimulated by erythropoietin, is producing mature red cells at adequate levels in the circulation.

       -- ISCHEMIC RESCUE. Ischemia refers to inadequate blood flow to a tissue or organ, often caused by vessel blockage, leading to oxygen deprivation. Ischemic rescue refers to overcoming the damaging ischemic effects through restoration of tissue perfusion, permitting restoration of oxygen delivery (e.g., with an oxygen carrier small enough to bypass a vessel blockage). In various clinical situations of ischemia such as myocardial infarction, stroke or in sickle cell anemia patients, hemoglobin-based oxygen carriers may be able to provide oxygen to the affected tissues due to their small size. The circulating hemoglobin-based oxygen carrier may be able to bypass the blockage and thus reduce the amount of oxygen-deprived tissue.

CLINICAL TRIALS


GENERAL

       In general, the development of products such as HEMOLINK commences with discovery research followed by pre-clinical studies. Based on the data generated in pre-clinical studies, applications are made to regulatory authorities to conduct clinical trials. Clinical trials are normally conducted in three sequential phases. Initially, Phase I clinical trials are conducted on humans, using small doses and a limited number of healthy volunteers, to assess the safety of a product. Upon successful completion of Phase I clinical trials, Phase II clinical trials are conducted in human patients to further assess the safety and also the efficacy of a product. Upon successful completion of Phase II clinical trials, Phase III clinical trials are conducted. Phase III clinical trials are comprehensive studies in human patients to assess the safety, efficacy and drug interactions of a product.

       After the satisfactory completion of the clinical trial process, a new drug submission is submitted to the health regulators in the U.S., Europe or other jurisdictions where marketing approval is sought. Following review of these license applications, each regulator will inspect or otherwise assess an applicant's manufacturing and testing facilities and, if everything is deemed satisfactory, that regulator will license the facilities.

       To date, Hemosol has completed eight clinical trials of HEMOLINK:

       o three in cardiovascular surgery, including a pivotal Phase III clinical trial in Canada and the U.K. in CABG surgery;

       o      three in orthopedic surgery;

       o      one in anemia; and

       o      one in healthy volunteers.

PHASE I CLINICAL TRIALS

       In February 1995, Hemosol received approval from Health Canada to initiate a Phase I clinical trial for HEMOLINK in Canada. Hemosol completed this initial clinical trial in October 1995. Hemosol gave 33 healthy volunteers doses of up to 600 milligrams of HEMOLINK per kilogram of body weight to assess dose tolerance, clinical pharmacology and to identify any associated adverse reactions. Summaries of clinical data provided to regulatory authorities in both Canada and the U.S. indicated that HEMOLINK caused no clinically significant cardiovascular, pulmonary or renal effects, although individuals that received more than 500 milligrams of HEMOLINK per kilogram of body weight experienced moderate gastro-intestinal discomfort. Some of Hemosol's competitors reported similar gastro-intestinal effects at much lower doses in Phase I clinical trials they had conducted.

       Based on the Phase I clinical trial results and knowledge that others in the field had noted similar gastro-intestinal effects, Hemosol undertook to evaluate the cause of these effects, methods of controlling them and to confirm that HEMOLINK could be formulated with a shelf-life beyond 12 months at normal refrigerator temperature of 4(Degree)C. Hemosol determined that common surgical medications would adequately control gastro-intestinal discomfort and that HEMOLINK could be formulated with a shelf-life beyond 12 months at normal refrigerator temperature of 4(Degree)C.


PHASE II CLINICAL TRIALS

       In October 1996, Hemosol filed an application with Health Canada for a Phase II orthopedic clinical trial for HEMOLINK. Hemosol obtained approval from Health Canada in February 1997 to proceed with this Phase II clinical trial which commenced in May 1997 at The Toronto General Hospital. Originally this trial was restricted to patients under 65 years old who were undergoing hip replacement surgery. During 1997, Hemosol obtained regulatory approval to increase the number of trial sites, to use HEMOLINK in both hip and knee replacement surgery and to increase the age of the patient population to 75 years. The trial was completed in June 1998 and involved a total of 16 patients who underwent either primary hip or knee replacement surgery. Of these 16 patients, 12 patients received HEMOLINK and the remaining four patients received other treatment as a comparator to HEMOLINK. Patients were given escalated doses of up to 50 grams (500 milliliters) to test the product's efficacy and safety. These doses were higher than those given in the Phase I clinical trials. No clinically limiting side effects were observed throughout the Phase II clinical trial. None of the 12 patients who received HEMOLINK required donated blood.

       In November 1996, Hemosol's scientists showed that HEMOLINK substantially enhances the IN VITRO growth of RBCs induced by erythropoietin. In 1997, Hemosol conducted an additional Phase II clinical trial in Canada for HEMOLINK in conjunction with erythropoietin in patients with chronic anemia associated with kidney failure. In April 1998, Hemosol received clearance from the FDA to expand this Phase II clinical trial into the U.S. In November 1998, the enrolment target of 29 patients for the trial in Canada and the U.S. was achieved. This trial provided evidence of HEMOLINK's safety in multiple doses in this patient population. Data obtained from this Phase II clinical trial has encouraged Hemosol to conduct additional trials in this and other acute anemias, such as those associated with the treatment of cancer. Hemosol initiated a Phase II clinical trial for HEMOLINK in the U.S. in the fourth quarter of 2000 for acute anemia in cancer patients undergoing aggressive chemotherapy.

       In April 1998, the Medicines Control Agency, the government agency in the U.K. that regulates public health and safety, approved commencement of a Phase II clinical trial in the U.K. using HEMOLINK as an alternative to blood transfusion in patients undergoing orthopedic surgery. This trial initially involved a total of 18 patients who underwent either hip or knee replacement surgery. Of these 18 patients, 12 were given escalated doses of up to 50 grams (500 milliliters) to test the product's efficacy and safety. This trial was completed in October 1998. No clinically limiting side effects were observed throughout this trial. Hemosol subsequently obtained approval to amend the original protocol and extend the study with an additional 22 patients treated at higher doses over longer periods of time, as well as to include other orthopedic surgeries such as spinal surgery. Hemosol submitted the amended trial protocol for approval to the FDA in January 1999. The amended trial was conducted in the U.K. and the U.S., involved a total of 40 patients and was completed in July 1999. No clinically limiting side effects were observed throughout the trial.

       In June 1998, Hemosol received approval from Health Canada and the Medicines Control Agency to start an additional Phase II clinical trial in Canada and the U.K. for HEMOLINK in patients undergoing CABG surgery. Hemosol completed the Canada/U.K. trial in March 1999. No clinically limiting side effects were observed throughout this trial. Half of the patients in this trial received up to 100 grams (1000 ml) of HEMOLINK, while the other half received up to 75 grams (750 milliliters) of pentastarch, an established volume expander. Ninety percent of patients that received HEMOLINK avoided the use of donor blood, compared with 53% of the control patients, a statistically significant result. These efficacy findings aided in the design and choice of the dose used in the Phase III clinical program.

       In August 1998, Hemosol received clearance from the FDA to undertake a similar Phase II clinical trial in the U.S. for HEMOLINK in patients undergoing CABG surgery. This trial evaluated increasing doses of HEMOLINK in the 250-750 ml range. Hemosol completed the U.S. trial in December 1999 and has subsequently evaluated the data and completed a final report. Based on the review of the data obtained from this trial, Hemosol believes that this trial demonstrated that HEMOLINK was safe in this patient population. No clinically limiting side effects were observed and the use of HEMOLINK was effective at reducing the need for donor blood in the patient population that received 75 grams (750 ml) of hemoglobin.

       Hemosol is currently conducting two additional Phase II clinical trials in the U.S., one in primary CABG surgery and a second in high blood loss orthopedic surgery. In March 2003, the Company voluntarily suspended enrolment in both of these Phase II clinical trials pending a full review of the safety data from the Phase II CABG trial. Further discussions with the relevant regulatory agencies will be required prior to re-starting any of the Company's Phase II trial activities. See "Recent Developments"


PHASE III CLINICAL TRIALS

       In February 1999, Hemosol filed applications to conduct Phase III clinical trials for HEMOLINK in Canada, the U.S. and the U.K. Hemosol was permitted to commence a Phase III clinical trial for HEMOLINK in patients undergoing CABG surgery in the UK in March 1999 and in Canada in April 1999. Hemosol completed the first Phase III clinical trial for patient treatment in CABG surgery at sites in Canada and the U.K. in June 2000. A total of 299 patients were treated in this trial.

       The results of this pivotal Phase III clinical trial demonstrated that HEMOLINK was highly effective in reducing the need for a transfusion of donor RBCs in patients undergoing routine CABG surgery. In an efficacy analysis conducted in a subset of 288 patients, results showed that 27% of the control group received a transfusion of donor RBCs compared with only 17% of the HEMOLINK group where 83% of patients avoided transfusion of donor RBCs. This was a statistically significant difference. Furthermore, in the HEMOLINK treated group:

       o the amount of donor blood used in patients requiring transfusion was significantly reduced;

       o      time to first transfusion of donor RBCs was significantly longer;
              and

       o significantly less other blood products were used, including plasma and platelets.

REGULATORY MATTERS

       The production and marketing of human therapeutic products are governed by a variety of laws in Canada, the U.S., Europe and other countries. These laws increase the difficulty, time and costs involved in commercializing such products. They mandate licensing of manufacturing and testing facilities, rigorous pre-clinical and clinical testing and government review and approval of new products prior to release for commercial distribution and sale. They also govern such matters as the labeling, storage, record keeping, pricing, advertising and promotion of new products. Compliance with these requirements involves substantial expenditures.

       New product applications generally include complete descriptions of the manufacturing and testing facilities, the production processes, including filling and packaging, the tests performed on the product, all the clinical and animal data collected with the appropriate interpretations and summaries, the proposed labeling and package insert and any other relevant information with respect to the product and its use. The results of the testing must establish the purity, safety and efficacy of the product for each intended use. Following review of the license applications, manufacturing and testing facilities undergo on-site inspections and, if everything is deemed satisfactory, a license is issued. Oftentimes, regulators require additional commitments from the applicant, such as additional trials or other testing of the product, as a condition to issuing a license.

       The manufacture, marketing and sale of approved products is also subject to ongoing government regulation, including inspection and market surveillance for compliance with Good Manufacturing Practice Regulations and other requirements. Health regulators could withdraw a previously approved product from the market upon receipt of newly discovered information or require the license holder to conduct additional, and potentially expensive, studies in areas outside approved indications. Unanticipated changes in existing regulations or the adoption of new regulations could affect the manufacture and marketing of approved products as well.

       In July 2000, based on the successful results of the Phase III clinical trial in Canada and the U.K., Hemosol submitted a new drug submission to Health Canada. This application sought approval to market HEMOLINK for use in scheduled surgery, such as CABG, to avoid or reduce the use of donor RBCs. On August 25, 2000, Health Canada granted priority review status to the HEMOLINK new drug submission. Priority review status is granted to a small number of potentially important new products. The target review period of 180 days for priority products is significantly shorter than the usual review period. Hemosol was advised by Health Canada that its priority review period commenced on September 22, 2000. On April 25, 2001, Hemosol announced that Health Canada had completed its first review of its new drug submission. Health Canada provided Hemosol with a comprehensive set of questions relating to the new drug submission. The Company responded to these questions and, on March 20, 2002, Health Canada advised Hemosol that its New Drug Submission ("NDS") for HEMOLINK could not be approved for marketing in Canada at that time and that Health Canada will require additional data in a re-filed NDS. The Company continues to assess this situation and will determine its Canadian regulatory strategy once additional data is available including results from its two suspended U.S. Phase II trials.

       In February 2001, Hemosol submitted an application to the Medicines Control Agency ("MCA"), the regulatory authority in the U.K., for marketing approval of HEMOLINK in the U.K. Hemosol intends to follow the Mutual Recognition Procedure registration route for HEMOLINK in the rest of Europe, with the U.K. as the reference member state. Under this procedure, the reference member state is responsible for the primary review of the marketing application. Once the review is complete and if the HEMOLINK application is judged to be satisfactory and receives approval in the U.K., other selected European countries will be asked to recognize the approval. By May 2001, the MCA had completed its review of the marketing application and provided a series of questions for Hemosol. A complete response by the Company to the MCA will not be possible until additional clinical trial data is available.

       On August 13, 2001 Hemosol received verbal notification from the FDA of changes that the FDA wanted made to its Phase III clinical trial protocol for HEMOLINK to strengthen the efficacy analysis for inclusion in a Biologic License Application. On November 21, 2001, following discussions with the FDA and making changes to the clinical trial protocol to address the FDA's concerns, Hemosol received clearance from the FDA to begin a Phase II clinical trial with HEMOLINKin primary CABG surgery. Under the revised protocol, this trial was to include 180 patients undergoing primary CABG surgery at approximately 40 centres in the U.S. and the U.K.

       On January 31, 2002 the FDA notified Hemosol that it could proceed with a second Phase II trial in "re-do" CABG surgery. This two-armed study planned to investigate the efficacy of HEMOLINK in approximately 140 patients at approximately 40 centres in the U.S.

       In November 2002, Hemosol received clearance from the FDA to begin a Phase II clinical trial to assess the efficacy and safety of HEMOLINK in patients undergoing high blood loss orthopedic surgery. Based on prior discussions with the FDA, Hemosol expected that the primary CABG surgery trial, along with the orthopedic surgery trial would form the basis for the initiation of its Phase III program, pivotal for approval to market HEMOLINK in the U.S. The completion of the "re-do" CABG surgery trial was not deemed necessary by the FDA in order to proceed to Phase III.

       In February 2003, Hemosol received clearance to proceed with a study to evaluate the safety and efficacy of HEMOLINK in patients with severe acute anemia (life threatening blood loss) for whom red cell transfusion is not a therapeutic option (patients cannot or will not accept red cell transfusion).

       In April 2003, , following the receipt by the Company of information from the DSMB for the Phase II CABG study, Hemosol elected to close enrolment of the study at 152 patients, slightly lower than the originally planned enrolment of 180 patients. Enrolment was suspended in the trial following the DSMB's observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups. Although the DSMB had cleared the trial to continue following the third and final interim safety review, the DSMB's ongoing review of data indicated the potential for an increase in certain cardiac adverse events in the HEMOLINK group. This observation from the cardiac trial interim data may be due to any number of reasons, including variables in the patient population. As a precaution the Company also voluntarily suspended enrolment in its Phase II clinical study involving the use of

HEMOLINK in patients undergoing orthopedic surgery. Once Hemosol has completed a full review of the safety data from the Phase II CABG study, further discussions with the relevant regulatory agencies will be required prior to re-starting any Phase II studies and proceeding with the sever acute anemia trial.

MARKET

       The cost to hospitals associated with the transfusion of a unit of RBCs has been estimated to exceed US$500 per unit, as more stringent safety measures are being implemented to provide the best available screening, testing and handling methodologies.

       It is estimated that approximately US$4.5 billion is spent annually in North America to treat acute anemia. Globally, the acquisition cost alone for RBCs to manage acute anemia is estimated to be as high as US$15 billion. However, oxygen therapeutics have potential application beyond where RBCs are currently employed. Specifically they may provide enhanced outcomes in other medical situations where therapeutically enhanced oxygen delivery may be beneficial to patients, such as in cancer chemo or radiation therapy or situations of life threatening blood loss.

       It is estimated that approximately 60% of all donor RBC transfusions are used to manage acute anemia due to surgery. According to a 1996 publication, approximately 600,000 Americans and 250,000 Europeans undergo CABG surgery each year, and nearly half of these patients already receive acute anemia therapy under current practice. However, all such patients are at risk of experiencing acute anemia due to their surgery, and the use of HEMOLINK may allow these patients to avoid the consequences of reduced oxygen delivery during the pre-operative period. Hemosol's internal forecasts, based on the annual incidence of cardiac surgery in North America alone, indicate that the overall potential for HEMOLINK is approximately 1.5 million 25-gram therapeutic doses per year, assuming all cardiac surgery patients receive HEMOLINK to treat or avoid acute anemia.

COMPETING PRODUCTS

       Hemoglobin-based oxygen carriers are part of a larger class of products known as oxygen therapeutics. Oxygen therapeutic products currently fall into two major categories: approaches based on hemoglobin (human or bovine) and those based on perfluorocarbon technology. In the case of the hemoglobin-based oxygen carriers ("HBOCs"), hemoglobin properties are modified by cross-linking, and by polymerization of the modified hemoglobin itself. HBOCs bind and release oxygen in a manner similar to that of endogenous hemoglobin contained within RBCs. In contrast, perfluorocarbon oxygen carriers are water-soluble organic liquids that dissolve oxygen (as well as other gases) as a means of transporting this life-sustaining gas to tissues.

       HEMOLINK is a hemoglobin replacement product which falls into the class of human-derived HBOCs. It was the first HBOC to have successfully completed and fully reported on a Phase III clinical trial.

       Clinical studies by Hemosol's competitors using both human and bovine-derived HBOCs manufactured by Northfield Laboratories Inc. and Biopure Corporation, respectively, as well as at least one perfluorocarbon, are underway in various stages for elective surgical indications. Indications under evaluation by Hemosol's competitors include cardiovascular surgery (CABG surgery and aortic aneurysm repair), orthopedic surgery (hip, knee and spine), and general surgery (including digestive and urinary tract procedures). At the time of filing of this AIF, Biopure Corporation has an application being reviewed by the FDA for approval to market its HBOC in the U.S. for use in adult patients undergoing elective orthopedic surgery.. Since the Company believes that demand for oxygen therapeutics will exceed the ability of the industry to manufacture these products, production capacity is expected to be a critical success factor in determining respective market shares. Among the HBOC competitors, Hemosol believes that during the important launch phase, it will have a strong manufacturing position and the attendant ability to supply product to meet market demand due to construction of its new commercial production facility in Mississauga, Ontario.

RAW MATERIALS

       The purification and cross-linking technology Hemosol uses enables it to process hemoglobin derived from humans. High-quality raw materials are readily available. Hemosol's current source is outdated RBCs collected from various FDA-approved collection centres in the U.S. As demand for HBOCs grows, Hemosol expects that the blood system will evolve to make additional RBCs available for manufacture. Hemosol believes that it will be in the interest of suppliers to make RBCs available to companies like Hemosol.

       Hemosol also continues to source RBCs through the Pennsylvania Plasma Company ("Pennsylvania"), a wholly owned subsidiary of BioLifeSciences, a Division of Baxter Pharmaceuticals. Hemosol has established agreements with a number of FDA-approved collectors of RBCs and Pennsylvania administers the collection activity of RBCs for use in the production of HEMOLINK on behalf of the Company. Pennsylvania is the Company's exclusive collection agent for RBCs. The cost of a single unit of RBCs is approximately $25 and the Company does not foresee any difficulty with respect to the procurement of sufficient RBCs to meet its commercial goals.

INTELLECTUAL PROPERTY

       Patent, trademarks, trade-secrets, technology, know-how and other proprietary rights are important to Hemosol's business. Hemosol actively seeks patent protection in the U.S., Canada and abroad, and closely monitors patent activities related to its business areas. Hemosol has an exclusive license to three issued U.S. patents and owns four additional U.S. patents covering the hemoglobin purification and crosslinking technologies used in the manufacturing of its hemoglobin-based oxygen carrier named HEMOLINK. Hemosol has full patent applications covering 12 patent families pertaining to potential new products that are based on technologies covering hemoglobin-based oxygen carriers, hemoglobin-based drug delivery and cell expansion. All of Hemosol's current employees have entered into confidentiality and intellectual property assignment agreements. In addition, Hemosol has trademark applications or registration for HEMOLINK in Canada, U.S. and other countries. Hemosol is pursuing and/or has obtained trademark registration in Canada, the U.S. and selected countries for HEMOSOL, Hemosol's H logo, and/or other trademarks related to the HEMOLINK product and Hemosol's pipeline technologies.

LICENSED TECHNOLOGY

       Under an amended and restated licence agreement dated as of March 1, 1999 between Hemosol and the Department of National Defence, Hemosol licenses an invention which enables the preparation of a hemoglobin-based oxygen carrier using a process of pasteurization of a hemoglobin solution in the carbonmonoxylated form (i.e., reacted with carbon monoxide) and cross-linking hemoglobin using oxidized oligosaccharides, including oxidized raffinose (o-raffinose). This licence is exclusive to Hemosol and gives Hemosol exclusive rights to use the technologies in 25 countries. Under this licence, Hemosol is required to pay to the Canadian government royalties based upon net sales of products produced using the licensed technology, as well as a percentage of annual consideration received for sublicensing this technology. Hemosol is required to pay in advance minimum annual royalties to the Canadian government equal to the greater of $10,000 and 20% of the royalty payable during the immediately preceding year. Hemosol has the right to commute future royalties payable to the Canadian government by paying the greater of $4 million or an amount equal to five times the previous year's royalties. Hemosol believes that this licence is presently in good standing. All patents in this series are now issued.

       In October 2000, Hemosol purchased from Baxter Biotech S.a.r.l., a subsidiary of Baxter Healthcare Corporation, certain intellectual property related to drug delivery technology. Pursuant to the purchase agreement, Hemosol must make cash payments to Baxter over a three-year period and pay Baxter a 4% royalty on sales of products incorporating the intellectual property purchased pursuant to the agreement.

PROPRIETARY TECHNOLOGY

       Hemosol filed a patent application entitled "Selective Crosslinking of Hemoglobin by Oxidized Ring-Opened Saccharides", initially in the U.S. in March 1993. Subsequently, Hemosol extended this application to cover Canada, Europe, Mexico, Australia, New Zealand, South Korea, Japan and China. The patent has been issued in all countries where the application was filed. These patents cover methods to increase crosslinking specificity with oxidized di- and tri-saccharides, including o-raffinose. In addition, Hemosol is pursuing protection of various innovations to the manufacturing process and other inventions related to its core activities.

       In June 1998, a U.S. patent was issued providing protection for the HEMOLINK product itself, a chemically modified, cross-linked hemoglobin composition which is useful as an oxygen carrier in the treatment of anemia and in transfusion applications. This patent describes chemically-linked hemoglobin molecules having molecular weights between 64,000 and less than 600,000 daltons while avoiding very large molecules.

       Hemosol has filed patent applications for its displacement chromatography process in the U.S., Europe, Mexico, Australia, South Korea, South Africa, Israel, China, Japan, Korea, Czech Republic, Hungary, Poland, Russian Federation, Slovakia and Ukraine. Hemosol filed a continuation in-part application in the U.S. to cover later developments in the technology. The patent has been issued in all these countries except Japan where it is still pending. Two U.S. patents have also been issued. The "Displacement Chromatography Process" patents cover the process by which Hemosol obtains extensively purified hemoglobin prior to cross-linking as well as other potential applications for the technology.

       Hemosol constantly monitors relevant patents applied for or issued to its competitors. Upon locating a patent or patent application of a third party which appears to Hemosol to pose a threat to its operations or proposed operations, Hemosol takes steps to evaluate the significance of the threat, including in certain cases, obtaining outside counsel's opinions. In several instances, Hemosol has entered and prosecuted formal opposition to the grant of European patents to potential competitors, in some instances in concert with other companies in the industry. In 2002, Hemosol was an active opponent to four European patents. One case that was under appeal by the patentee was fully resolved to Hemosol's satisfaction. Another case was scheduled for Hearing and Hemosol filed additional arguments but, at the request of the patentee, the Hearing was postponed to 2003. The other two cases are still pending and activities are not expected before 2004. Hemosol has established an effective mechanism of cooperation with international legal counsel to monitor and evaluate European patents and patent applications. Hemosol will prepare and prosecute other European patent oppositions as and when it believes they are warranted.

OTHER PRODUCTS IN DEVELOPMENT

       Hemosol has a rich and diverse pipeline of new product candidates, several of which are now undergoing pre-clinical evaluation. These product candidates have been developed using technologies that are based upon the expertise of Hemosol scientists in protein bioconjugation and cell expansion. HEMOLINKis one example of protein bioconjugation in which human hemoglobin, a protein, has been stabilized and polymerized using o-raffinose, a cross-linker. Other types of hemoglobin conjugates in development include conjugates of hydroxyethyl starch, anti-oxidants, and therapeutic drugs.

       As a means of establishing it own source of human hemoglobin, Hemosol has been conducting discovery research in expanding human blood-forming stem cells through cell culture. These efforts have lead to methods to induce an established cell line to produce high levels of human hemoglobin, as well as the development of a T cell therapy for the treatment of cancer.

       Where appropriate, Hemosol has filed patent applications in Canada, the U.S. and Europe for these technologies. Hemosol has also acquired key patents to broaden its intellectual property protection in hemoglobin-based drug delivery.

HIGH VOLUME BLOOD LOSS INDICATION

       Hemosol is developing HRC 101 as a potential treatment for high-volume and post-surgical blood loss. Invasive surgical procedures and trauma can result in the loss of substantial amounts of blood, leading to acute anemia and complications resulting from severely reduced blood pressure. The current practice for treating high-volume blood loss often involves the infusion of non-oxygen carrying volume expanders that, while restoring the patient's blood volume, does not address the accompanying anemia and requirement for tissue oxygenation.

       HRC 101 is a proprietary high molecular weight conjugate comprised of a chemically modified approved volume expander called hydroxyethyl starch (HES) and purified human hemoglobin. HRC 101 is designed to combine the volume-expansion capabilities of HES and the oxygen-delivery capabilities of hemoglobin to restore and maintain blood volume and to provide extended oxygen delivery to tissues. In 2002, Hemosol conducted extensive pre-clinical screening of several proprietary formulations of HRC 101. Advances were also made in the development of a commercially scaleable process.

ISCHEMIA-REPERFUSION INJURY INDICATION

       HRC 102 is an HBOC developed by Hemosol scientists designed to prevent oxidative stress while simultaneously providing necessary oxygen to tissue. Oxidative stress is a serious cause of tissue damage resulting from the rapid reoxygenation of tissue during certain surgical procedures and is associated with pathological conditions and complications of organ transplantation. This condition is often referred to as ischemia-reperfusion injury. The oxidative stress results from the formation of reactive oxygen species at the site of reoxygenation, resulting in tissue damage. However, such reactive oxygen species may be effectively neutralized by anti-oxidants. HRC 102 is a proprietary conjugate of cross-linked hemoglobin and a powerful anti-oxidant based on vitamin E. Unlike RBCs, which are not easily modified, anti-oxidants may be readily attached to hemoglobin to create a product that delivers oxygen while simultaneously locating anti-oxidants at sites of oxidative stress. In 2002, a rapid IN VITRO assay was developed to characterize the anti-oxidant activity of various HRC 102 formulations, and HRC 102 is now poised for pre-clinical development to identify the most appropriate clinical indication. Pre-clinical models have been identified for evaluation of the anti-oxidant activity of HRC 102.

LIVER DISEASE INDICATIONS

       Hemosol has developed a hemoglobin-based drug delivery platform technology called HEPSELECT(TM). The HEPSELECT technology is based upon the specific attachment of therapeutic drugs and diagnostic agents to hemoglobin for selective delivery of such agents to the liver using the body's natural pathway for hemoglobin clearance. The ability to selectively deliver drugs to the liver may lead to improvement in the treatment of liver disease. For example, anti-viral and anti-tumour drugs may be linked to hemoglobin and the conjugates administered to patients as a treatment for hepatitis C and liver cancer, respectively. The HEPSELECT technology offers the opportunity to improve drug efficacy by targeting the drug to the liver, increasing drug stability and reducing systemic drug toxicity. Targeted delivery to the liver combined with an extended drug half-life may translate into improved dosing regimens and to the more effective use of certain therapeutic drugs that may otherwise be unsuitable for systemic administration.

       In pre-clinical studies of viral hepatitis, a hemoglobin-anti-viral drug conjugate (HRC 203) showed an improved therapeutic index relative to the free drug, providing efficacy at a reduced dose compared to administration of the free drug. These results support proof-of-concept for HEPSELECT and suggest that this drug delivery platform can be used to improve the therapeutic index of established drugs. Current development of HRC 203 is focused on pre-clinical studies in additional models of hepatitis C infection and on establishing the safety and efficacy of HRC 203.

       HRC 204 is a conjugate of hemoglobin and an anti-cancer agent for the treatment of primary liver cancer. HRC 204 has been synthesised and characterised. Current activities are focused on pre-clinical evaluation in a model of liver cancer.

       HRC 201 is a conjugate of hemoglobin and a radioactive imaging agent that may be used for diagnostic imaging and radiotherapy of primary liver cancer. Pre-clinical imaging studies showed rapid uptake of and localisation of HRC 201 in the liver, providing high fidelity images with low background interference. Current development of HRC 201 is focused on further pre-clinical imaging studies in order to optimize liver imaging and to support proof-of-concept for the HEPSELECT drug delivery platform.

HEMOGLOBIN SOURCE

       Hemosol is developing cell expansion technology in two main areas. One program (HRC 301) is directed to the development of an alternative, and more controlled, supply of human hemoglobin for Hemosol's hemoglobin-based products. Such an alternative source of hemoglobin would be independent of the existing blood collection and distribution system. Hemosol scientists have developed cell culture methods to grow cells producing hemoglobin at levels more than twice that of mature RBCs and at cell densities sufficient to support scaled-up hemoglobin production for potential commercial extraction. The cell culture-derived hemoglobin has been purified and cross-linked using Hemosol's cross-linking technology to create a product with physical and functional characteristics very similar to HEMOLINK.

CELL THERAPY

       The second program in cell expansion at Hemosol is directed to investigate specific factors controlling blood cell formation and expansion. Work on growing blood-forming stem cells has lead to the development of technology to expand human gamma delta ((gamma)(delta)) T cells (HRC 302), a rare T cell with broad potential in the treatment of cancer and infectious diseases. Hemosol scientists have succeeded in expanding highly purified populations of (gamma)(delta) T cells from small samples of peripheral blood, permitting the reinfusion of large numbers of the therapeutic cells back into patients. Hemosol has received regulatory approval from Health Canada to conduct a Phase I clinical trial in Canada using autologous, EX VIVO expanded (gamma)(delta) T cells in patients with chronic myelogenous leukemia. It is hoped that this form of T cell therapy will help in eradicating residual disease in patients undergoing autologous bone marrow transplantation who are intolerant of, or refractory to, other forms of therapy. If effective, the (gamma)(delta) T cell therapy should have application in many other forms of cancer, as well as in the treatment of certain types of infection.

HUMAN RESOURCES

       Hemosol has been successful in recruiting a cadre of experienced research, development, manufacturing, quality assurance, quality control, clinical administrative and regulatory personnel needed to advance through clinical studies. As at December 31, 2002, Hemosol employed approximately 150 employees. Hemosol also utilizes the services of several consultants.

       On April 7, 2003 Hemosol gave working notice to substantially all of its employees. Following the provision of this working notice, Hemosol's full time staff will be reduced to approximately 40 employees at the end of the notice period. In the event that Hemosol resumes its clinical trial program following its safety review of the DSMB's observations, Hemosol expects to maintain and recruit the staff required for such purposes.

SALES AND MARKETING

       Provided that a positive review of safety data is received from the HLK 213 Phase II clinical trial, Hemosol intends to recruit and train a specialty sales and marketing staff as required.

       In October 2000, Hemosol entered into a memorandum of understanding with Dompe Farmaceutici S.p.A., an Italian pharmaceutical company, pursuant to which Hemosol agreed to negotiate exclusively with Dompe to form a strategic alliance for the promotion, marketing, sale and distribution of HEMOLINK in Southern and Eastern Europe. Formation of the strategic alliance between Hemosol and Dompe is subject to negotiation and execution of definitive agreements. The memorandum was amended during fiscal 2001 to extend the deadline for finalization of definitive agreements. Hemosol anticipates that if these agreements are finalized, Dompe will have exclusive marketing rights to HEMOLINK in Italy, Spain, Portugal, Greece, Turkey, Poland, Hungary, Russia, Austria and Switzerland. Pursuant to the memorandum of understanding, in November 2000, Dompe invested $5 million in Hemosol by purchasing 333,333 common shares. In addition, Hemosol granted Dompe a 16-month option to purchase an additional 222,222 common shares at $22.50 per share. This option has since expired.

PROPERTY, PLANTS AND EQUIPMENT

       Hemosol's facilities are comprised of a leased facility near Toronto's Pearson International Airport (the "Skyway facility") and the new corporate headquarters and manufacturing facility in Mississauga, Ontario (the "Meadowpine facility"). In aggregate, these facilities comprise approximately 150,000 square feet and house all of Hemosol's principal operations. Hemosol also has a U.S. office in Parsippany, New Jersey, comprising approximately 4,000 square feet.

       Hemosol has completed validation and scale-up of the Skyway facility, which currently has an annual capacity of 25,000 units of HEMOLINK.

       The construction of the Meadowpine facility was completed on schedule. In December 2001, Hemosol moved its offices and laboratories to this location. Installation of process equipment is complete and validation of this facility began in early 2003 and is ongoing. The Meadowpine facility will have initial production capacity of 300,000 units of HEMOLINK per year and further potential for expanding production capacity to 600,000 units per year. Hemosol expects that the total cost of constructing, commissioning and validating this facility will be approximately $90 million, of which Hemosol had expended approximately $85.8 million as of December 31, 2002.

ENVIRONMENTAL MATTERS

       Hemosol's operations are subject to Canadian federal, provincial and municipal environmental laws. Hemosol believes that it is currently in material compliance with all applicable environmental laws.

       Licensed contractors collect Hemosol's biomedical waste solids and liquid chemical waste for disposal. Hemosol discharges process waste waters containing trace blood components as effluent to municipal sanitary sewers. Waste water samples taken by the municipality confirm that the effluent discharge is within the limits prescribed by the municipal sewer use by-law.

       Hemosol also uses small quantities of radioisotopes in research activities. The use and management of these radioisotopes is authorized and governed by a federal license granted to Hemosol.

       Hemosol has adopted an environmental policy that commits it to compliance with applicable environmental laws. Hemosol has established an environmental management system to manage, control and restrict the potential environmental impact of its operations and to ensure continued compliance with applicable environmental laws.

CREDIT FACILITY

       On October 25, 2002 The Bank of Nova Scotia agreed to provide a $20 million term loan to Hemosol (the "Loan"). The Loan has a term of 18 months and is extendible to 30 months. Hemosol's obligations in connection with the Loan are secured by a fixed and floating first charge in favour of the Bank of Nova Scotia over all of Hemosol's real and personal property assets. The Loan replaces Hemosol's undrawn $35 million senior credit facility which had a Cdn. $15 million cash collateral requirement. Terms of the Loan include less restrictive covenants and interest at the reduced rate of prime plus 2% per annum compared to prime plus 3% per annum for the unused senior credit facility. As a result, Hemosol formally terminated the senior credit facility on November 22, 2002. In addition, an unused $12.5 million subordinate credit facility was also formally terminated on November 22, 2002. Total deferred debt issue costs of approximately $6.5 million were written off during the fiscal year as a result of the cancellation of the $35 million senior and $12.5 million subordinate credit facilities. These costs represented both cash and non cash items.

       On October 22, 2002, Hemosol entered into a memorandum of understanding with MDS Inc., pursuant to which MDS agreed to guarantee the Loan. Under this guarantee, the Bank of Nova Scotia agreed to request payment from MDS prior to exercising its remedies under the security granted by Hemosol and MDS will be subrogated to and take an assignment of the rights and remedies of the Bank of Nova Scotia under the Loan and the security granted by Hemosol in connection with the Loan.

       In consideration of providing the guarantee, Hemosol issued 6,000,000 warrants to MDS. Each warrant entitles MDS to subscribe for and purchase one common share of Hemosol at a price of $1.00. 5,000,000 warrants are exercisable, in whole or in part, from and after the date upon which the guarantee was delivered by MDS (the "Guarantee Date ") and prior to the later of the third anniversary of the Guarantee Date and, if the Loan is not repaid within 15 months of the Guarantee Date (the "Initial Term"), 12 months following the date upon which the Loan is repaid in full.

       For each whole or part month that the Loan remains outstanding beyond the Initial Term (to a maximum of three additional months) (each such whole or part month being an "Extension Month"), MDS may exercise warrants entitling it to subscribe for 333,333 common shares (333,334 in the final Extension Month, to reach a potential total of 1,000,000) at any time and from time to time during the period from and after the first day of the subject Extension Month and prior to the third anniversary of such date.

       If the 5,000,000 warrants which are immediately exercisable were to be exercised, MDS would directly or indirectly control 12,991,203 Common shares (28.2% of Hemosol's issued and outstanding common shares). If the Loan is not repaid by Hemosol within the first 15 months and the Loan remains outstanding for an additional three months, up to 1,000,000 of the issued warrants would become exercisable. If all of these warrants become exercisable and are exercised by MDS, MDS would hold 13,991,203 common shares (30.3% of Hemosol's issued and outstanding common shares).

       The memorandum of understanding contemplates that, in the event that regulatory approval is obtained to issue an additional 4,000,000 Warrants (the "Additional Warrants") to MDS on a date which is at least six months from the Guarantee Date to entitle MDS to subscribe for and purchase up to 4,000,000 Common Shares at a price of Cdn. $1.00 per Common Share, the Loan may be extended for up to 12 additional months (to a maximum of 30 months in the aggregate). In such case, the Company will issue 4,000,000 Additional Warrants to MDS following receipt of regulatory approval to do so. For each whole or part month that the Loan remains outstanding beyond 18 months (to a maximum of 12 additional months) (each such whole or part month being an "Additional Extension Month"), MDS may exercise Additional Warrants entitling it to subscribe for 333,333 Common Shares (333,337 in the final Additional Extension Month, to reach a total of 4,000,000) at any time and from time to time during the period from and after the first day of the subject Additional Extension Month and prior to the earlier of the third anniversary of such date and the fifth anniversary of the Guarantee Date.

RISKS AND UNCERTAINTIES

       Hemosol's products are in development and have not yet been marketed commercially. The business of the Company entails significant risks, including the costs and time involved to obtain required regulatory approvals, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of Hemosol's products, and competition from other biopharmaceutical companies.


REQUIREMENT FOR REGULATORY APPROVALS

       In the near term, Hemosol's success will depend on its ability to commercialize HEMOLINK. However, Hemosol's ability to commercialize HEMOLINK is subject to the regulatory applications that have been submitted U.K. Hemosol intends to market HEMOLINK in the U.S., Europe and other international markets and will require separate regulatory approval from each jurisdiction. If Hemosol does not receive the appropriate regulatory approvals, it will not be able to market or sell HEMOLINK, and its business will be adversely affected. Regulatory authorities also require separate approval for each additional proposed indication for the use of HEMOLINK. Hemosol cannot guarantee that the regulatory authorities will approve HEMOLINK for each indication proposed.


LIMITED MANUFACTURING CAPABILITIES

       To date, Hemosol has carried out its production activities only on research and pilot scales. In order to commercialize HEMOLINK successfully, Hemosol must be able to manufacture HEMOLINK in commercial quantities, in compliance with regulatory requirements, at acceptable costs and in a timely manner.

       In an effort to significantly shorten the time to profitable commercialization, Hemosol has built the Meadowpine facility with an annual capacity of 300,000 units of HEMOLINK, in anticipation of regulatory approvals. This facility can be expanded at added cost to produce in excess of 600,000 units annually. Hemosol's profitability will be affected if Hemosol is unable to achieve sufficient capacity and timely completion and validation of the new facility. The facility will also have to be approved by regulators in the various jurisdictions in which Hemosol seeks marketing approval for HEMOLINK.


PRODUCT DEVELOPMENT

       Hemosol's operations to date have consisted primarily of developing and testing its products. Hemosol has no operating history upon which to evaluate its business and prospects. To succeed, Hemosol must develop its products commercially, including obtaining appropriate regulatory approvals and selling adequate quantities of its products at a high enough price to generate a profit.


DEPENDENCE ON HEMOLINK FOR REVENUE

       Hemosol will be highly dependent on HEMOLINK sales because the Company anticipates that HEMOLINK will account for substantially all of its revenue for the foreseeable future. To date, the size of the market for hemoglobin-based products, such as HEMOLINK, has been described primarily in terms related to the estimated number of red blood cell units utilized in blood transfusions and the potential for some portion to be replaced with such products. In addition, Hemosol expects several entirely new markets to emerge for clinical indications in which RBCs are not currently used. If Hemosol's assumptions and expectations concerning applications for HEMOLINK and its markets are incorrect, it may not be able to successfully commercialize HEMOLINK and may not become profitable.


PROJECTIONS

       Hemosol's expectations regarding the success of HEMOLINK and its business are based on projections which may not bear out as expected. In press releases and other public documents, Hemosol has forecast the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory approval and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing capacity and marketing infrastructure sufficient to commercialize HEMOLINK. Hemosol cannot assure that clinical trials involving HEMOLINK will be successfully completed, that Hemosol will make regulatory submissions or receive regulatory approvals as forecasted or that Hemosol will be able to adhere to its current schedule for product launch. If Hemosol is unable to meet its projections, Hemosol will need additional financing in the future.


ADDITIONAL FINANCING

                  Hemosol requires substantial working capital to properly develop, manufacture and sell its products. Hemosol believes that, following the proactive steps taken in April, 2003 to reduce cash burn (see "Recent Developments), its current cash resources, together with the proceeds of its revised credit facility (see Narrative Description of the Business - "Credit Facility"), will be sufficient to fund its anticipated operating and capital expenditures through the end of December, 2003 at which point additional financing will be required. Hemosol's planned cash requirements may vary materially in response to a number of factors, including:

       --     the analysis of safety data related to the HLK 213 clinical trial;

       --     research and development and clinical trial results generally;

       --     delays in start-up of Hemosol's new manufacturing facility;

       --     changes in any aspect of the regulatory process; and

       -- delays in obtaining regulatory approval for HEMOLINK and for the Meadowpine facility.

       Hemosol's capital-raising efforts could involve the issuance and sale of additional common shares and/or the sale of certain assets. Hemosol may not be able to raise any debt or equity financing if and when it is needed. If any financing Hemosol may require in the future is not made available, the Company's ability to continue as a going concern will be in substantial doubt.


CLINICAL TRIALS

       In order to seek regulatory approval for the marketing and sale of Hemosol's products, it must first successfully complete both pre-clinical studies and clinical trials. These studies and trials must demonstrate that the products are safe and effective for the clinical use for which approval is sought.

       Hemosol is developing other HBOCs in addition to HEMOLINK as well as hemoglobin-based drug delivery technology and cell expansion technology for alternative sources of hemoglobin - all of which are in pre-clinical studies. Hemosol has been cleared to conduct a Phase I clinical trial in Canada for cell and immune therapy application for Hemosol's cell expansion technology.

       Even if regulatory authorities approve HEMOLINK, its manufacture, marketing and sale will be subject to ongoing regulation, including inspection and market surveillance for compliance with Good Manufacturing Practice Regulations in Canada and other jurisdictions. In addition, regulatory authorities could withdraw a previously approved product from the market upon receipt of newly discovered information and/or require additional and potentially expensive studies in areas outside existing approved indications. Adverse results from or unanticipated delays in clinical trials or failure to receive the appropriate regulatory approvals could adversely impact Hemosol's business. Unanticipated changes in existing regulations or adoption of new regulations could adversely affect the manufacture and marketing of Hemosol's products. Ongoing government regulation and plant inspections could cause unexpected delays and adversely impact on Hemosol's business.


MARKET AND DISTRIBUTION RISKS

       Hemosol's success will also depend on its ability to market and distribute HEMOLINK effectively. However, Hemosol does not yet have in place the sales force and other distribution arrangements it will need to market HEMOLINK effectively, and Hemosol has no experience in commercial sales. In addition, HEMOLINK's commercial success will depend on its acceptance by the medical community and third-party medical insurers as clinically useful, cost-effective and safe.

PERSONNEL

       Hemosol's products require sophisticated management, research and development, marketing and sales, regulatory and clinical development personnel. Hemosol's success depends on its ability to attract, train and retain such personnel. The market for the highly trained personnel Hemosol requires is very competitive, due to the limited number of people available with the necessary technical skills and understanding of its products and technology. If Hemosol fails to attract and retain qualified personnel, its business operations and product development efforts will suffer. In addition, following the provision of notice to substantially all employees (see Narrative Description of the Business
- "Human Resources"), the Company may resumes it clinical trials for HEMOLINK and require the services of employees who are no longer available or difficult to replace in a commercially reasonable time-frame or at competitive compensation rates.


INTELLECTUAL PROPERTY MATTERS

       Hemosol relies on patent, copyright, trade secret and trademark laws to limit the ability of others to compete with Hemosol using the same or similar technology. However, these laws afford only limited protection and may not adequately protect its rights to the extent necessary to sustain any competitive advantage Hemosol may have. Its patents may be challenged, invalidated or designed around by third parties. Its patent applications may not issue as patents in a form that will be advantageous to Hemosol or at all. If Hemosol's intellectual property does not provide sufficient protection against competition, its competitors could compete more directly with Hemosol. Moreover, if Hemosol loses any key personnel, it may not be able to prevent the unauthorized disclosure or use of its technical knowledge or other trade secrets by those former employees despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions to protect Hemosol's proprietary technology.

       Third parties may claim that Hemosol's products infringe their intellectual property rights. This risk is exacerbated by the fact that the validity and breadth of medical technology patents involve complex legal and factual questions for which important legal principles remain unresolved. Hemosol's competitors or others may assert that its products and the methods Hemosol employs may be covered by patents held by them.

       In addition, because patent applications can take many years to issue, there may be currently pending applications of which Hemosol is unaware, which may later result in issued patents which its products infringe. There could also be existing patents of which Hemosol is not aware that its products may infringe. As Hemosol commercializes HEMOLINK and as competitors commercialize other hemoglobin replacement products in the future, the possibility of patent infringement claims against Hemosol may increase.

       If Hemosol loses a patent infringement lawsuit, it could be required to pay substantial monetary damages. Moreover, Hemosol could be prevented from selling its products unless it can obtain a license to use technology or ideas covered by any such patent or is able to redesign its products to avoid infringement. A license may not be available at all or on terms acceptable to Hemosol, or Hemosol may not be able to redesign its products to avoid any infringement. Modification of its products or development of new products could require Hemosol to conduct additional clinical trials and to revise its filings with health regulatory agencies, which could be time-consuming and expensive. Hemosol will be materially harmed if it is unable to successfully defend any infringement litigation relating to these patents or is unable to obtain any required license or sublicense to these patents.


SOURCES OF HEMOGLOBIN AND OTHER MANUFACTURING COMPONENTS

       Although Hemosol expects to be able to purchase sufficient quantities of human RBCs to support the early stages of HEMOLINK's commercialization, it may need to develop other sources of hemoglobin if this source of supply is disrupted or if the market demand for HEMOLINK is greater than anticipated. Hemosol is advancing proprietary cell expansion technology for the purpose of developing an additional or alternative supply of hemoglobin from cells grown outside the body. However, Hemosol's cell expansion technology is still in the early stages of development.

       Hemosol utilizes a number of other raw materials and components that are currently provided by sole sourced suppliers. Hemosol will need to identify and qualify alternative backup sources for these components and/or identify other actions to ensure continuous supply of key materials.


PRODUCT LIABILITY CLAIMS

       The testing and marketing of medical products, even after regulatory approval, has an inherent risk of product liability. Hemosol maintains product liability insurance coverage in the total amount of $30 million relating to Phase I, II, and III clinical trials. Hemosol intends to obtain more extensive coverage as the development of its products progresses. Hemosol's profitability would be adversely affected by a successful product liability claim in excess of its insurance coverage. Hemosol cannot guarantee that product liability insurance will be available in the future or be available on reasonable terms.

HEMOGLOBIN COULD CONTAIN INFECTIOUS AGENTS

       Any product derived from human blood, notwithstanding the rigorous testing procedures now used for the selection of donor blood, can conceivably carry infectious agents, known or as yet unknown, that were present in the source blood. In the manufacture of HEMOLINK the procedure by which the hemoglobin is purified includes a sequence of validated steps to remove or inactivate viral and other potentially infectious material. While Hemosol is confident that its process has achieved the highest standard of purity, there is a theoretical and remote risk that an infectious agent could remain in the product or resist these stringent procedures. If the RBCs Hemosol obtains contains infectious agents, it could result in a loss of, or a delay in, the commercialization of HEMOLINK. Such defects could cause adverse publicity, damage the Company's reputation and impair its ability to market its products. In addition, Hemosol may be subject to significant liability claims.


TECHNOLOGICAL DEVELOPMENTS IN THE BIOMEDICAL FIELD

       The biomedical field, which is the market for Hemosol's products, is characterized by rapid technological change, new and improved product introductions, changes in regulatory requirements and evolving industry standards.

       Although Hemosol is currently developing a new series of products based on research and development activities conducted to date, Hemosol may not be successful in developing or introducing to the market these or any other new products or technology. If Hemosol fails to develop and deploy new products on a successful and timely basis, Hemosol may become non-competitive and unable to recoup the research and development and other expenses incurred to develop and test new products.


HISTORY OF LOSSES AND EXPECTATION OF FUTURE LOSSES

       Hemosol has had losses from operations for each fiscal year since its inception. Hemosol expects to continue to incur losses from operations until it is able to commercialize HEMOLINK. Hemosol expects net cash outflows and operating and net losses to increase for the near term. If Hemosol's products under development are not commercially viable, it may never achieve profitability. Even if Hemosol achieves profitability, it may not be able to sustain or increase profitability on an ongoing basis.


GOVERNMENT REGULATION

       Even if regulatory authorities approve HEMOLINK, its manufacture, marketing and sale will be subject to ongoing regulation, including inspection and market surveillance for compliance with Good Manufacturing Practice regulations in Canada and other jurisdictions. Any enforcement action resulting from Hemosol's failure to comply with these requirements could adversely affect the manufacture and marketing of HEMOLINK. In addition, regulatory authorities could withdraw a previously approved product from the market upon receipt of newly discovered information and/or require additional, and potentially expensive, studies in areas outside existing approved indications. Unanticipated changes in existing regulations or the adoption of new regulations could adversely affect the manufacture and marketing of its products. Ongoing government regulation and plant inspections could cause unexpected delays and adversely impact the business. Failure to comply with applicable regulatory requirements may also result in criminal prosecution, civil penalties, recall or seizure of products, or partial or total suspension of production.

ITEM 5   SELECTED CONSOLIDATED FINANCIAL INFORMATION
LAST THREE FINANCIAL YEARS

------------------------------ ---------------------------- --------------------------- ----------------------------
                                 Year ended December 31,       Year ended December 31,     Year ended December 31,
                                          2002                          2001                         2000
------------------------------ ---------------------------- --------------------------- ----------------------------
Revenue                                                --                          --                           --
------------------------------ ---------------------------- --------------------------- ----------------------------
Net Loss                                     $(54,834,000)               $(38,577,000)                $(27,597,000)
------------------------------ ---------------------------- --------------------------- ----------------------------
Total Assets                                 $124,312,000                $144,417,000                  $70,428,000
------------------------------ ---------------------------- --------------------------- ----------------------------
Deficit                                     $(240,761,000)              $(183,858,000)               $(136,388,000)
------------------------------ ---------------------------- --------------------------- ----------------------------
Net Loss per Common Share                          $(1.23)                     $(0.98)                      $(0.88)
------------------------------ ---------------------------- --------------------------- ----------------------------


LAST EIGHT QUARTERS

------------------------------ ---------------------- ---------------------- ----------------------
                                                                             Net Loss per Common
                                      Revenue               Net Loss                 Share
------------------------------ ---------------------- ---------------------- ----------------------
December 31, 2002                                  -          $(11,400,000)                $(0.25)
------------------------------ ---------------------- ---------------------- ----------------------
September 30, 2002                                 -          $(11,754,000)                $(0.26)
------------------------------ ---------------------- ---------------------- ----------------------
June 30, 2002                                      -          $(19,923,000)                $(0.47)
------------------------------ ---------------------- ---------------------- ----------------------
March 31, 2002                                     -          $(11,749,000)                $(0.29)
------------------------------ ---------------------- ---------------------- ----------------------
December 31, 2001                                  -          $(10,748,000)                $(0.26)
------------------------------ ---------------------- ---------------------- ----------------------
September 30, 2001                                 -           $(6,865,000)                $(0.17)
------------------------------ ---------------------- ---------------------- ----------------------
June 30, 2001                                      -          $(14,042,000)                $(0.35)
------------------------------ ---------------------- ---------------------- ----------------------
March 31, 2001                                     -           $(6,922,000)                $(0.20)
------------------------------ ---------------------- ---------------------- ----------------------

DIVIDEND POLICY

       Hemosol has paid no dividends to date on its common shares and does not expect that earnings will be available for the payment of dividends in the foreseeable future. If and when earnings become available, it is expected that they will be retained to finance the growth of the Company's business and to expand its research and product development activities.

ITEM 6   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS

       Management's discussion and analysis of financial conditions and results of operations contained in the Company's 2002 Annual Report is incorporated herein by reference.

ITEM 7   MARKET FOR SECURITIES

       The common shares of Hemosol are listed and posted for trading on the Toronto Stock Exchange and the NASDAQ National Market. The warrants of Hemosol are listed for trading on the Toronto Stock Exchange.

ITEM 8   DIRECTORS AND OFFICERS

       The following tables set forth the names and municipalities of residence, the position held with Hemosol and the principal occupation during the preceding five years of each of the directors and officers of Hemosol. All directors are elected to hold office until the next annual meeting of shareholders of Hemosol or until his successor is elected or appointed.

DIRECTORS

NAME, MUNICIPALITY OF RESIDENCE AND          PRINCIPAL OCCUPATION                                        PERIOD OF SERVICE
OFFICE HELD
----------------------------------------     --------------------------------------------------------    ------------------
Edward K. Rygiel, Toronto, ON                Executive Chairman MDS Capital Corp. (a health related         Since 1987
Chairman of the Board and Director           venture capital firm) and Executive Vice President,
                                             MDS Inc. (a health and life sciences company)

George W. Masters, Church Point, NS          Chairman, Yorkton Biocatalyst Inc. (a venture capital          Since 1989
Vice-Chairman of the Board and Director      and management services company); prior thereto Vice
                                             Chairman and Chief Executive Officer Seragen Inc. (a
                                             biopharmaceutical company) and prior thereto Chief
                                             Executive, Officer Verax Corp. (a healthcare company)

John W. Kennedy, Oakville, ON                President and Chief Executive Officer of the Company;          Since 1998
President, Chief Executive Officer and       prior thereto Vice President, Marketing, Serono
Director (currently on indefinite            Laboratories (a healthcare company)
medical leave)

Mitchell J. Kostuch, Toronto, ON             President, SB Capital Corporation (a venture capital           Since 1987
Director                                     investment firm) prior thereto, President, NAVF II
                                             Liquidating Trust c/o North American Ventures
                                             Management II Ltd. (a venture capital investment and
                                             funds management company)

R. Ian Lennox, Oakville, ON                  President and Chief Executive Officer, MDS Drug                Since 1997
Director                                     Discovery & Development (a clinical research
                                             organization) prior thereto, President and Chief
                                             Executive Officer, Phoenix Life Sciences Inc. (a
                                             clinical research organization) prior thereto,
                                             President and Chief Executive Officer, Drug Royalty
                                             Corporation Inc. (a pharmaceutical royalty interest
                                             acquisition company); and prior thereto, President and
                                             Chief Executive Officer, Monsanto Canada Inc. (a life
                                             sciences and chemicals company)

Wilfred G. Lewitt, Toronto, ON               Chairman, MDS Inc. (a health and life sciences company)        Since 1987
Director

Edward E. McCormack, Toronto, ON             President, Almad Investments Limited (a real estate            Since 2002
Director                                     investment firm), prior to that, Chief Financial
                                             Officer and Director, Novopharm Limited.

Robert H. Painter, Toronto, ON               Professor Emeritus of Biochemistry and Immunology,             Since 1990
Director                                     Faculty of Medicine, University of Toronto

C. Robert Valeri, Marblehead, Mass.          Director of Naval Blood Research Laboratory, Boston            Since 1992
(U.S.A)                                      University School of Medicine, Professor of Medicine
Director                                     and Research, Professor of Surgery, Boston University
                                             School of Medicine

Nelson M. Sims, Key West, Florida            Corporate Director:                                            Since 2001
(U.S.A)                                      Retired Executive Eli Lilly and Company
Director                                     Former President Eli Lilly Canada Inc.

The Board of Directors has the following standing committees:

       -- AUDIT COMMITTEE, the current members of which are Mitchell J. Kostuch (Chairman), George W. Masters, Nelson M. Sims and Edward
              E. McCormack;

       -- CORPORATE GOVERNANCE AND NOMINATING COMMITTEE, the current members of which are Wilfred G. Lewitt (Chairman) and Edward K. Rygiel;

       -- HUMAN RESOURCES AND COMPENSATION COMMITTEE, the current members of which are Edward K. Rygiel (Chairman), John W. Kennedy, George W. Masters and R. Ian Lennox;

       -- RESEARCH AND REGULATORY COMMITTEE, the current members of which are George W. Masters (Chairman), Robert H. Painter and C. Robert Valeri;

       -- ENVIRONMENTAL, HEALTH AND SAFETY COMMITTEE, the current members of which are Mitchell J. Kostuch (Chairman) and Robert H. Painter;

       -- FINANCE COMMITTEE, the current members of which are Wilfred G. Lewitt (Chairman), Mitchell J. Kostuch and R. Ian Lennox; and

       -- MARKETING COMMITTEE, the current members of which are Nelson M. Sims (Chairman), R. Ian Lennox and John W. Kennedy.

OFFICERS


NAME AND  MUNICIPALITY OF RESIDENCE       PRESENT PRINCIPAL OCCUPATION
--------------------------------------    ----------------------------------------------------------
Lee Hartwell, Toronto, ON                 Interim Chief Executive Officer (effective
                                          May 5, 2003), Chief Financial Officer, Vice
                                          President Corporate Development and
                                          Secretary of the Company; prior
                                          thereto, Vice President/Chief
                                          Financial Officer, Bracknell Corp.

Dirk Alkema, Stayner, ON                  Vice President, Operations of the Company; prior
                                          thereto, Director of Manufacturing, Langford
                                          Laboratories Ltd. (biological products)

David Bell, Oakville, ON                  Vice President, Drug Discovery of the Company; prior
                                          thereto, Director, Stem Cell Research of the Company;
                                          prior thereto, Group Leader, Cancer Biology, BioChem
                                          Therapeutics Inc. (a healthcare company)

Michael Mathews, Tiverton, Rhode          Vice President, U.S. Operations of the Compan; prior
Island                                    thereto President of the Blood Bank Division,
                                          Haemonetics Corporation and prior thereto, executive
                                          positions within the merged Baxter Healthcare and
                                          American Hospital Supply corporations.

Lee Ann Malcolm, Boonton, New Jersey      Vice President, Marketing of the Company;
                                          prior thereto, principal and
                                          consultant with Genexe Biomedical
                                          Marketing Inc.

Jacquelyn Saad, Toronto, ON               Vice President Organizational Development of the
                                          Company; prior thereto, Senior Vice
                                          President, Bank of America.

Jan Sedgeworth, Oakville, ON              Vice President, Regulatory Affairs of the Company

Michael Shannon, Picton, ON               Vice President, Medical Sciences of the Company, prior
                                          thereto Director General for the Laboratory Centre for
                                          Disease Control of Health Canada and prior thereto Chief
                                          Medical Advisor to the Assistant Deputy Minister of the
                                          Health Protection Branch and Senior Advisor to the
                                          Minister of Health.

Susan Wilkie, Mississauga, ON             Assistant Secretary of the Company; prior thereto,
                                          Administrative Assistant, Timminco Ltd. (a mining
                                          company)

Collectively, the directors and executive officers beneficially own 192,955 common shares, which constitutes less than 1% of the issued and outstanding common shares.

SCIENTIFIC ADVISORY BOARD ("SAC")

       The following sets out the principal occupation and experience of each of the members of Hemosol's Scientific Advisory Board:


NAME                                                        PRINCIPAL OCCUPATION AND EXPERIENCE
----                                                        -----------------------------------
George Biro, M.D., M.Sc., Ph.D.                             Senior Scientific Advisor of the Company.
Chairman of the SAC

A. Gerson Greenburg, M.D., Ph.D., F.A.C.S.                  Surgeon-in-Chief, The Miriam Hospital, Professor of
                                                            Surgery, Brown University, Providence, Rhode Island.
                                                            Dr. Greenburg has been an active developer and
                                                            investigator in many aspects of red cell substitute
                                                            research.

Armand Keating, M.D.                                        Chief, Medical Services, Ontario Cancer
                                                            Institute/Princess Margaret Hospital; Professor and
                                                            Head, Department of Medical Oncology and Hematology,
                                                            The Toronto Hospital, Princess Margaret Hospital and
                                                            Mount Sinai Hospital; Gloria and Seymour Epstein Chair
                                                            in Cell Therapy and Transplantation, University of
                                                            Toronto.  Dr. Keating has published extensively in the
                                                            fields of leukemia, transplantation and hemotopoiesis.

Robert H. Painter, B.Sc., Ph.D., C.Chem., FRSC (U.K.)       Professor Emeritus of Biochemistry and Immunology,
                                                            University of Toronto and former Provost of Trinity
                                                            College.  Dr. Painter is a member of the Company's
                                                            board of directors.

C. Robert Valeri, M.D.                                      Director, Naval Blood Research Laboratory, Boston
                                                            University.  Dr. Valeri is acknowledged as a
                                                            pre-eminent researcher, having registered a range of
                                                            FDA-approved blood products for use by the U.S. Navy
                                                            during his tenure as its Director.  He also serves on
                                                            several U.S. government panels as well as on Hemosol's
                                                            board of directors.

Richard D. Weisel, M.D.                                     Chairman, Division of Cardiac Surgery, University of
                                                            Toronto; Associate Director, Centre for Cardiovascular
                                                            Research, The Toronto Hospital; Cardiac Surgeon, The
                                                            Toronto Hospital.  Dr. Weisel has conducted very
                                                            extensive research, both preclinical and clinical, on
                                                            many aspects of cardiac surgery, with particular
                                                            reference to preservation of the myocardium.

ITEM 9   ADDITIONAL INFORMATION

       The following documents shall be provided to any person upon request to the Secretary of Hemosol:

       (a) when the securities of Hemosol are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

              (i) one copy of Hemosol's Annual Information Form ("AIF"), together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

              (ii) one copy of the comparative financial statements of Hemosol for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of Hemosol that have been filed, if any, for any period after the end of its most recently completed financial year,

              (iii) one copy of the information circular of Hemosol in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

              (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or short form prospectus and are not to be provided under (i) to (iii) above, or

       (b)    at any other time, one copy of any other documents referred to in
              (a)(i), (ii) and (iii) above, provided Hemosol may require the payment of a reasonable charge if the request is made by a person who is not a security holder of Hemosol.

       Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Hemosol's common shares and warrants, options to purchase common shares and warrants and interests of insiders in material transactions, if applicable, is contained in Hemosol's management information circular with respect to the annual and special meeting of shareholders of Hemosol to be held on Thursday, June 16, 2003. Additional financial information is provided in Hemosol's comparative financial statements that are included in the Company's annual report of Hemosol for the 12-month period ended December 31, 2002. A copy of such documents may be obtained upon request from the Secretary of Hemosol.

                               [HEMOSOL INC. LOGO]

                         MANAGEMENT INFORMATION CIRCULAR
                             MANAGEMENT SOLICITATION

       IN THIS MANAGEMENT INFORMATION CIRCULAR, ALL DOLLAR AMOUNTS AND REFERENCES TO "$" ARE EXPRESSED IN CANADIAN DOLLARS, EXCEPT WHERE STATED OTHERWISE.

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF HEMOSOL INC. (THE "COMPANY") FOR USE AT THE ANNUAL AND SPECIAL MEETING (THE "MEETING") OF THE SHAREHOLDERS OF THE COMPANY TO BE HELD ON MONDAY, JUNE 16, 2003 AT 10:00 AM EASTERN TIME AT THE TSX CONFERENCE CENTRE, THE EXCHANGE TOWER, 130 KING STREET WEST, TORONTO, ONTARIO, M5X 1J2 FOR THE PURPOSES SET OUT IN THE NOTICE OF THE MEETING. THIS SOLICITATION IS MADE BY MANAGEMENT OF THE COMPANY. It is expected that the solicitation will be primarily by mail. Proxies also may be solicited personally or by telephone by officers and directors of the Company. The cost of solicitation will be borne by the Company. Except as otherwise stated, the information contained herein is given as at May 1, 2003.

SOLICITATION OF PROXIES

       The form of proxy forwarded to shareholders with the notice of the Meeting confers discretionary authority upon the proxy nominees in respect of amendments or variations to matters identified in the notice of meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

       The form of proxy affords a shareholder an opportunity to specify that the common shares of the Company ("Common Shares") registered in his or her name shall be voted or withheld from voting in the election of directors, and the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors, and shall be voted for or against a resolution confirming the amendment of the by-laws of the Company to provide that the quorum required at a meeting of the shareholders of the Company shall be persons present not being less than two in number and holding or representing by proxy not less than 20% of the total number of issued Commons Shares of the Company (the "By-Law Amendment Resolution").

       In the event a poll is demanded, the Common Shares represented by proxies in favour of management nominees will be voted or withheld from voting in the election of directors, and the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors, and will be voted for or against the By-Law Amendment Resolution, in each case in accordance with the specifications made by the shareholders.

       IN RESPECT OF PROXIES IN WHICH THE SHAREHOLDERS HAVE FAILED TO SPECIFY THAT THE PROXY NOMINEES ARE REQUIRED TO (I) VOTE OR WITHHOLD FROM VOTING IN THE ELECTION OF DIRECTORS, (II) VOTE OR WITHHOLD FROM VOTING IN THE APPOINTMENT OF AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS, OR (III) VOTE FOR OR AGAINST THE BY-LAW AMENDMENT

RESOLUTION, THE COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF SUCH MATTERS.

       Management knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the foregoing notice of Meeting. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of management nominees will be voted on such amendments, variations or other matters in accordance with the best judgment of the proxy nominee.


       COMPLETED PROXIES ARE TO BE DELIVERED TO COMPUTERSHARE TRUST COMPANY OF CANADA, THE REGISTRAR AND TRANSFER AGENT FOR THE COMMON SHARES, AT 100 UNIVERSITY AVENUE, 11TH FLOOR, TORONTO, ONTARIO M5J 2Y1, IN THE ENVELOPE PROVIDED FOR THAT PURPOSE, OR TO THE SECRETARY OF THE COMPANY AT THE OFFICES OF THE COMPANY, 2585 MEADOWPINE BLVD., MISSISSAUGA, ONTARIO, CANADA L5N 8H9, IN EITHER CASE AT LEAST 24 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ANY ADJOURNMENT(S) OR POSTPONEMENT(S) thereof. Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by a shareholder or by his or her attorney authorized in writing, or if the shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the offices of Computershare Trust Company of Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof, and upon either of such deposits, the proxy is revoked.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

         As of May 1, 2003, there were 46,103,784 Common Shares issued and outstanding. Each Common Share carries one vote in respect of each matter to be voted upon at the Meeting. Only holders of record of outstanding Common Shares at the close of business on May 7, 2003 are entitled to vote at the Meeting except to the extent that a person has transferred any of his or her Common Shares after May 7, 2003 and the transferee of such shares establishes proper ownership and demands, not later than 10 days before the Meeting, that his or her name be included in the list of shareholders eligible to vote at the Meeting in which case the transferee is entitled to vote his or her Common Shares at the Meeting.

         To the knowledge of the directors and officers of the Company, the only person or company that beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the voting shares of the Company is the following:

                                     NUMBER OF BENEFICIALLY               PERCENTAGE OF
                                       AND DIRECTLY OWNED                  OUTSTANDING
NAME                                      COMMON SHARES                   COMMON SHARES
----                                      -------------                   -------------
MDS Inc.(1)                                 7,991,203                         17.33

       (1) According to information provided by MDS Inc., of the 7,991,203 Common Shares referred to above, MDS Inc. owns 6,087,982 Common Shares directly and 461,915 Common Shares indirectly through MDS Health Ventures (TC) Inc., a wholly-owned subsidiary of MDS Inc. The remaining Common Shares are held by the following funds, each of which is managed by MDS Capital Corp. and/or its affiliates (MDS Inc. owns approximately 47.6% of the equity interest in MDS Capital Corp. and the balance of the equity interest in MDS Capital Corp. is owned by institutional investors and management): (i) MDS Health Ventures Inc., which holds 252,177 Common

Shares (MDS Inc. owns an approximate 44.5% interest in this fund); (ii) The Healthcare Biotechnology Venture Fund, which holds 488,466 Common Shares (MDS Inc. owns an approximate 48% interest in this fund and MDS Capital Corp. owns an approximate 12% interest in this fund); (iii) MDS Health Ventures (PC) Inc., which holds 752,723 Common Shares (MDS Inc. and MDS Capital Corp. are not investors in this fund); and (iv) Canadian Medical Discoveries Fund Inc., which holds 700,663 Common Shares (MDS Inc. and MDS Capital Corp. are not investors in this fund). As manager of these funds, MDS Capital Corp. has the discretion to vote the Common Shares held by these funds. MDS Inc. and MDS Capital Corp. disclaim beneficial ownership of the 1,441,306 Common Shares held by these funds.


ELECTION OF DIRECTORS

       The present term of office of each director will expire immediately prior to the election of directors at the Meeting. Each of the persons whose name appears below is proposed to be elected a director of the Company to serve until the next annual meeting of shareholders or until his successor is elected or appointed. The Company has received the written consent of each such person to act as a director of the Company. Each of the nominees has served as a director of the Company since the date shown. In the event a poll is demanded, it is intended that the Common Shares represented by proxies in favour of management nominees will be voted in favour of the election of the persons whose names appear below as directors of the Company, unless a shareholder has specified in a proxy that his or her Common Shares are to be withheld from voting in the election of directors. In the event that any vacancies occur in the slate of such nominees, it is intended that discretionary authority shall be exercised to vote such proxies for the election of any other person or persons nominated by management as directors.

                                                                                                              VOTING SHARES
                                                                                                               BENEFICIALLY
                                                                                    PERIOD OF               OWNED, DIRECTLY OR
                                                                                  SERVICE AS A          INDIRECTLY, CONTROLLED OR
NAME AND OFFICE HELD          PRESENT PRINCIPAL OCCUPATION                          DIRECTOR                   DIRECTED AS
                                                                                                            AT MAY 1, 2003(1)
--------------------------    ----------------------------------------------    ------------------      ---------------------------
Edward K. Rygiel              Executive Chairman MDS Capital Corp. (a              Since 1987                     Nil(2)
Chairman of the Board         health related venture capital firm) and
and Director                  Executive Vice President, MDS Inc. (a health
                              and life sciences company)

George W. Masters             Chairman, Yorkton Biocatalyst Inc. (a                Since 1989                     34,786
Vice-Chairman of the          venture capital and management services                                         Common Shares
Board and Director            company)

John W. Kennedy               President and Chief Executive Officer of the         Since 1998                     7,000
President, Chief              Company                                                                         Common Shares
Executive Officer and
Director

Mitchell J. Kostuch           President, SB Capital Corporation (a venture         Since 1987                     29,342
Director                      capital investment firm)                                                        Common Shares

R. Ian Lennox                 President and Chief Executive Officer, MDS           Since 1997                    3,000(3)
Director                      Drug Discovery & Development (a clinical                                        Common Shares
                              research organization)

Wilfred G. Lewitt             Chairman, MDS Inc. (a health and life                Since 1987                     Nil(2)
Director                      sciences company)

Edward E. McCormack           President, Almad Investments Limited (a real         Since 2002                      Nil
Director                      estate investment firm), prior to that,
                              Chief Financial Officer and Director,
                              Novopharm Limited.

Robert H. Painter             Professor Emeritus of Biochemistry and               Since 1990                     10,192
Director                      Immunology, Faculty of Medicine, University                                     Common Shares
                              of Toronto

C. Robert Valeri              Director of Naval Blood Research Laboratory,         Since 1992                   35,283(4)
Director                      Boston University School of Medicine,                                           Common Shares
                              Professor of Medicine and Research,
                              Professor of Surgery, Boston University
                              School of Medicine

Nelson M. Sims                Corporate Director                                   Since 2001                      2000
Director                      Retired Executive Eli Lilly and Company
                              Former President Eli Lilly Canada Inc.

Notes to Election of Directors:
------------------------------

(1) The respective nominees have furnished the information indicated in this column relating to share ownership.

(2) MDS Inc. has a policy which prevents members of management who sit on the boards of directors of corporations in which MDS Inc. holds an interest from holding any shares in such corporation, unless such shares were acquired prior to their appointment to such board.

(3) Mr. Lennox purchased these Common Shares before becoming a member of management of MDS Drug Discovery & Development.

(4) These Common Shares are beneficially owned by Biomedical Innovative Technology, Inc., a corporation controlled by Dr. Valeri.

The Board of Directors of the Company (the "Board") has the following standing committees:

       -- AUDIT COMMITTEE, the current members of which are Mitchell J. Kostuch (Chairman), George W. Masters, Nelson M. Sims and Edward
              E. McCormack;

       -- CORPORATE GOVERNANCE AND NOMINATING COMMITTEE, the current members of which are Wilfred G. Lewitt (Chairman) and Edward K. Rygiel;

       -- HUMAN RESOURCES AND COMPENSATION COMMITTEE, the current members of which are Edward K. Rygiel (Chairman), John W. Kennedy, George W. Masters and R. Ian Lennox;

       -- CLINICAL AND REGULATORY COMMITTEE, the current members of which are George W. Masters (Chairman), Robert H. Painter and C. Robert Valeri;

       -- ENVIRONMENTAL HEALTH AND SAFETY COMMITTEE, the current members of which are Mitchell J. Kostuch (Chairman) and Robert Painter;

       -- FINANCE COMMITTEE, the current members of which are Wilfred G. Lewitt (Chairman), Mitchell J. Kostuch and R. Ian Lennox; and

       -- MARKETING COMMITTEE, the current members of which are Nelson M. Sims (Chairman), R. Ian Lennox and John W. Kennedy.

EXECUTIVE COMPENSATION

       The following table, presented in accordance with the Regulations to the SECURITIES ACT (Ontario), sets forth all annual and long-term compensation earned by the individuals who were, during the financial year ended December 31, 2002, the Company's Chief Executive Officer ("CEO") and each of the four most highly compensated executive officers of the Company, other than the CEO, who were serving as executive officers at December 31, 2002. Such individuals are hereinafter collectively referred to as the "Named Executive Officers".

                           SUMMARY COMPENSATION TABLE

                                                ANNUAL COMPENSATION(1)
                                                                                 LONG TERM
                                                                               COMPENSATION               ALL OTHER
NAME AND                                          SALARY        BONUS        SECURITIES UNDER           COMPENSATION
PRINCIPAL POSITION                 YEAR            ($)           ($)         OPTIONS GRANTED(2)              ($)
-----------------------------   ------------  ---------------------------   ----------------------   ---------------------
John W. Kennedy                    2002           267,800       55,000             30,000                   18,000
President and CEO                  2001           260,000       65,000             30,000                   14,400
                                   2000           230,000      115,000             58,136                    8,400

Michael Mathews (3)(4)             2002           201,600       20,000             15,000                   15,600
Vice President, U.S.               2001           200,000       16,700             41,250                   12,000
Operations

Lee Ann Malcolm(4)                 2002           150,000       20,000             15,000                   15,600
Vice President, Marketing          2001           144,711       29,000             15,000                   11,770
                                   2000           111,054       39,000             52,902                    Nil

Dr. David Bell(5)                  2002           175,100       20,000             15,000                   15,600
Vice President,                    2001           170,000       34,000             15,000                   12,000
Drug Development and               2000           132,200       45,000             23,407                   8,400
Regulatory Affairs

Lee D. Hartwell                    2002           164,800       20,000             15,000                   15,600
Chief Financial Officer,           2001           160,000       32,000             15,000                   12,000
Vice President, Corporate          2000           152,700       38,300             20,000                   8,400
Development and Secretary



Notes:
-----
(1) The value of perquisites and benefits for each Named Executive Officer is less than the lesser of $50,000 and 10% of total annual salary and bonus.

(2) The Company has not issued any stock appreciation rights or made any payouts in respect of long-term incentive plans.

(3) Michael Mathews appointed Vice President, U.S. Operations effective August 7, 2001.

(4) Michael Mathews and LeeAnn Malcolm are paid in U.S. dollars. Accordingly, all amounts shown are in U.S. dollars.

(5) Dr. Bell was appointed Vice President, Drug Development and Regulatory Affairs of the Company effective November 27, 2000. Prior to that time, Dr. Bell was Vice President, Scientific Affairs.


       The following table indicates the options granted during the financial year ended December 31, 2002 to Named Executive Officers.

OPTION GRANTS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2002


                                                                                 MARKET VALUE OF
                                                                                  COMMON SHARES
                                             % OF TOTAL                               ON DATE
                         COMMON SHARES         OPTIONS                              PRECEDING
                         UNDER OPTIONS        GRANTED TO      EXERCISE PRICE        ISSUANCE
                            GRANTED          EMPLOYEES IN        ($/COMMON             ($)
     NAME                     (#)           FINANCIAL YEAR        SHARE)                            DATE OF EXPIRY
John W. Kennedy              30,000             4.11%              $2.26              $2.26          Dec. 16, 2012
Michael Mathews              15,000             2.05%              $2.26              $2.26          Dec. 16, 2012
LeeAnn Malcolm               15,000             2.05%              $2.26              $2.26          Dec. 16, 2012
Dr. David Bell               15,000             2.05%              $2.26              $2.26          Dec. 16, 2012
Lee Hartwell                 15,000             2.05%              $2.26              $2.26          Dec. 16, 2012


       The following table indicates the options exercised during the financial year ended December 31, 2002 by each of the Named Executive Officers and the value of options unexercised at year end.




AGGREGATE OPTIONS EXERCISED DURING THE FINANCIAL YEAR
          ENDED DECEMBER 31, 2002 AND FINANCIAL YEAR END OPTION VALUES


                                                                                                VALUE OF UNEXERCISED
                                                                     UNEXERCISED OPTIONS            IN-THE-MONEY
                           COMMON SHARES                              AT FINANCIAL YEAR         OPTIONS AT FINANCIAL
                              ACQUIRED ON           AGGREGATE              END (#)                  YEAR END(1)
                                EXERCISE              VALUE             EXERCISABLE /                   ($)
                                  (#)               REALIZED            UNEXERCISABLE               EXERCISABLE/
NAME                                                   ($)                                         UNEXERCISABLE
                           -------------------    --------------    ----------------------    -------------------------
John W. Kennedy                   Nil                  Nil             219,278/93,098                Nil / Nil
Michael Mathews                   Nil                  Nil              13,736/42,514                Nil / Nil
Lee Ann Malcom                    Nil                  Nil              32,248/60,654                Nil / Nil
Dr. David Bell                    Nil                  Nil              57,652/41,155                Nil / Nil
Lee Hartwell                      Nil                  Nil              61,994/63,006                Nil / Nil

Note:
----

(1) Based upon the closing price of the Common Shares on the Toronto Stock Exchange (the "TSX") on December 31, 2002 of $2.09 per Common Share.

HUMAN RESOURCES AND COMPENSATION COMMITTEE REPORT

COMPOSITION OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

       The Human Resources and Compensation Committee of the Board during the most recently completed financial year was comprised of three non-employee directors as well as John W. Kennedy, the President and CEO of the Company. Its members were Edward K. Rygiel (Chairman), George W. Masters, R. Ian Lennox and John W. Kennedy.

REPORT ON EXECUTIVE COMPENSATION

       The Human Resources and Compensation Committee's responsibilities include the determination of overall Company salary objectives in addition to determining the compensation of its executive officers. In establishing salary objectives for executive officers, the Human Resources and Compensation Committee seeks to accomplish the following goals:

       (a) to motivate executives to achieve important corporate and personal performance objectives and reward them when such objectives are met;

       (b) to recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other biotechnology companies; and

       (c) to align the interests of executive officers with the long-term interests of shareholders through participation in the Company's Amended and Restated Stock Option Plan.

       Currently, the Company's executive compensation package consists of the following components: base salary; annual incentive bonuses; and long-term incentives in the form of stock options.

       Base salaries for executive officers are determined by evaluating the responsibilities inherent in the position held and the individual's experience and past performance, as well as by reference to the competitive marketplace for management talent at other publicly held, development-stage biotechnology companies. The Human Resources and Compensation Committee refers to industry, local and national surveys, prepared for the most part by independent consultants.

       The Board approves annual corporate objectives and these, along with personal performance goals, are used by the Human Resources and Compensation Committee for the purpose of determining annual incentive bonuses, giving due consideration to the Company's stage of development. At the end of each year, actual performance against these objectives and goals is measured. The assessment of whether the Company's corporate objectives for the year have been met includes, but is not limited to, considering the quality and measured progress of the Company's research and development projects, corporate alliances and similar relationships. The maximum bonus for any executive officer other than the CEO has been set at 35% of base salary. Bonus payments at this level would reflect extraordinary personal achievement and the Company's attainment of all corporate objectives for the year under review.

       A portion of executive compensation is aligned with growth in share value. Stock options are awarded to executive officers at the commencement of employment and annually on meeting individual objectives. Options are granted to reward individuals for current performance, expected future performance and value to the Company.

       The principles described above apply to the determination of the compensation of all executive officers, including the CEO. The Human Resources and Compensation Committee acts alone when considering the compensation of the CEO; however, the CEO assists the Human Resources and Compensation Committee in assessing the performance of all other executive officers.

       The Human Resources and Compensation Committee reports and makes recommendations to the Board with respect to compensation.

Presented by the Human Resources and Compensation Committee:

Edward K. Rygiel
George W. Masters
R. Ian Lennox
John W. Kennedy


PERFORMANCE GRAPH

         The following graph compares the Company's total shareholder return since December 31, 1997 to December 31, 2002 against the return on the TSX Biotechnology and Pharmaceuticals Index for the same period(1).


                                     [CHART]







  ------------------------------------------------------------------------------------------------------------------
                            31-DEC-97      31-DEC-98     31-DEC-99      29-DEC-00(2)     31-DEC-01      31-DEC-02
  ------------------------------------------------------------------------------------------------------------------
                               100            129           336             600             336            97
  Hemosol Inc.
  ------------------------------------------------------------------------------------------------------------------
                               100            135           171             179              205           117
  TSX Biotech Index
  ------------------------------------------------------------------------------------------------------------------

Notes:
-----
(1) The Company has paid no dividends to date on the Common Shares. The TSX Biotech and Pharmaceuticals Index is the total index return, including dividends reinvested.

(2)      The last trading day of 2000 was December 29.

DIRECTORS' COMPENSATION

       Directors generally are compensated for their services through a combination of retainer fees and meeting attendance fees. Directors receive an annual retainer fee of $10,000 and an attendance fee of $750 for each meeting of the Board. In addition, committee members are paid $2,000 per annum. Any member of the Board, who is also an executive officer of the Company, does not receive compensation as a director of the Company. During the year ended December 31, 2002, an aggregate of $242,591 was paid on account of directors' compensation. Directors are reimbursed for expenses incurred to attend meetings of the Board and committees. As members of the Company's Scientific Advisory Board (the "SAB"), Messrs. Painter and Valeri each received $1,000 per month from the Company in connection with their work as members of the SAB. Historically, Each director was awarded 5,000 options upon joining the Board and all directors were awarded an additional 5,000 options in 2000. Each of Messrs. Sims and McCormack were awarded 10,000 options each upon joining the Board. Mr. Sims joined in May, 2001 and Mr. McCormack joined in December, 2002. For the year ended December 31, 2002, 8000 options were awarded to each of Messrs. Masters, Kostuch, Painter, Valeri and Sims. Future option grants to the directors will be reviewed in the context of overall corporate performance.

CORPORATE GOVERNANCE

       In February 1995, the TSX approved a report of its committee on corporate governance, including a recommendation that companies incorporated in Canada and listed on the TSX be obligated to respond to the fourteen guidelines set out in the report. The Board has reviewed these guidelines and believes that its corporate governance practices continue to be generally consistent with those set out in the report of the TSX's committee on corporate governance.

       Details of the Company's corporate governance practices and the responsibilities of the Board, with reference to the report's guidelines, are addressed below.

                       GUIDELINE                                                          COMPANY'S PRACTICE
                       ---------                                                          ------------------

1.          The Board should explicitly assume
            responsibility for stewardship of the
            corporation, and specifically:

            (i)    adopt a strategic planning process,                      A strategic planning process is in effect
                                                                            and at least one Board meeting each year is
                                                                            set aside to review strategic planning.
                                                                            Additionally, strategic issues are reviewed
                                                                            from time to time by the Board.

            (ii)   identify principal risks of the                          The principal risks to the Company's
                   business and implement systems                           business are identified in the Annual
                   of risk management,                                      Information Form filed by the Company under
                                                                            the heading "Narrative Description of the
                                                                            Business - Risk Factors". Senior management
                                                                            actively addresses these risks, and the
                                                                            Board, at its regular meetings, receives and
                                                                            reviews reports from management on its
                                                                            assessment and management of these risks.


     (iii)    provide for succession planning,                   The CEO has, pursuant to the Board's
              including appointing, training and                 instruction, developed a succession plan for
              monitoring senior management,                      senior management which has been approved by
                                                                 the Board. Succession planning with respect
                                                                 to senior management is a continuing
                                                                 responsibility of the CEO, involving
                                                                 participation by the Human Resources and
                                                                 Compensation Committee of the Board. Senior
                                                                 management is responsible for the evaluation
                                                                 and succession planning of positions
                                                                 reporting to them.

     (iv)     communications policy,                             The public disclosure of the Company is
                                                                 designed such that required, effective and
                                                                 timely communication about its business is
                                                                 made available to shareholders, members of
                                                                 the public and media. The Company routinely
                                                                 obtains expert external advice to assist in
                                                                 effective and proper disclosure.

     (v)      the integrity of the Company's internal            Senior management has the primary
              control and management information                 responsibility for the Company's internal
              systems.                                           controls and management information systems.
                                                                 Through the Audit Committee of the Board,
                                                                 which meets with the Company's external
                                                                 auditors, the Board assesses the strength of
                                                                 these controls.


2.   The Board should be constituted with a                     For the purpose of the report, an unrelated director is
majority of individuals who qualify as unrelated                one who is independent of management and free from any
directors.                                                      interest and any business or other relationship which
                                                                could, or could reasonably be perceived to, materially
                                                                interfere with the director's ability to act in the best
                                                                interests of the corporation, other than interests or
                                                                relationships arising from shareholding.

                                                                The Board consists of ten directors.
                                                                Excluding the CEO, the remaining nine
                                                                directors are unrelated within the meaning
                                                                of the report, and accordingly the Board is
                                                                constituted with a majority of unrelated
                                                                directors. The Company considers the two
                                                                members of the SAB, who are also directors,
                                                                not to be related directors, in that the
                                                                consideration received by them as members of
                                                                the SAB is not material.

3.       In the case of a corporation with a                    The report defines a significant shareholder as "a
significant shareholder, disclose whether the Board is          shareholder with the ability to exercise a majority of
constituted with the appropriate number of directors            the votes for the election of the board of directors".
which are not related to either the corporation or the          The Company does not have a significant shareholder.
significant shareholder.                                        However, three of the Company's directors are employed by
                                                                other corporations which hold an aggregate
                                                                of approximately 17.33% of the outstanding
                                                                Common Shares of the Company.

4.       Appoint a committee of directors composed       The Company's Corporate Governance and Nominating
exclusively of outside, i.e. non-management directors,   Committee (see description of Corporate Governance and
a majority of whom are unrelated directors,              Nominating Committee under guideline number nine) is
responsible for the appointment and assessment of        responsible for nominating individuals for consideration
directors.                                               by the Board as directors.  This committee does not have
                                                         formal responsibility for the assessment of individual
                                                         directors following their appointment to the Board.


5.       Implement a process for assessing the           See description of Corporate Governance and Nominating
effectiveness of the Board, its committees and           Committee under guideline number nine.
individual directors.

6.       Provide an orientation and education program    The Company does not have a formal orientation and
for new directors.                                       education program for new directors.  However, with two
                                                         exceptions, all of the current directors have
                                                         been members of the Board for several years
                                                         and are well versed in the business of the
                                                         Company. The most recent directors
                                                         obtained a thorough orientation prior to
                                                         their appointments.

7.       Examine the size of the Board, with specific    The Board presently consists of ten members with varying
reference to its effectiveness.                          business and scientific backgrounds, suitable to the
                                                         Company's interests. Its size and composition are subject
                                                         to periodic review by the Corporate Governance and
                                                         Nominating Committee. The Board believes that as presently constituted, effective decision-making is facilitated.

8.       Review compensation of directors in light of    The Human Resources and Compensation Committee has a
risks and responsibilities.                              mandate to review and recommend to the Board directors'
                                                         remuneration. Remuneration was first paid to the Company's directors in 1994, based on several factors, including time commitments and emoluments to directors of similar
                                                         organizations.

9.       Committees should generally be composed of      The Company has seven standing committees, as follows:
only outside directors, a majority of whom are
unrelated directors.

                                                         THE AUDIT COMMITTEE is composed of four unrelated
                                                         directors. Its mandate is to review the financial statements, including the format and content of the statements before
                                                         submission to the Board, to review the adequacy of the
                                                         Company's internal control procedures, and
                                                         to approve the external audit program and
                                                         assess the results thereof with management
                                                         and the auditors. In fulfilling its mandate,
                                                         in addition to meeting jointly with management
                                                         and the auditors, the committee meets independently
                                                         with the auditors.

                                                         THE HUMAN RESOURCES AND COMPENSATION COMMITTEE is
                                                         composed of a majority of unrelated directors. It
                                                         reviews the Company's overall compensation program and
                                                         corporate succession plans at the senior management
                                                         level. It has responsibility for reviewing and
                                                         recommending to the Board, for its approval, the
                                                         compensation programs for both senior management and
                                                         directors. Its mandate also includes reviewing
                                                         management compensation policies and benefits and
                                                         reviewing the overall quality of the Company's human
                                                         resources program.


                                    THE CORPORATE GOVERNANCE AND NOMINATING
                                    COMMITTEE is composed of two unrelated
                                    directors. Its mandate is to recommend
                                    effective governance systems for the Company and to advise the Board on the application of existing corporate governance principles, to assess the effectiveness of the Board and to assess, review and recommend nominees for directorships. It is also responsible for administering the Board's relationship with management and acting as a forum for governance issues and related concerns of any director.

                                    THE FINANCE COMMITTEE is composed of three unrelated directors. Its mandate is to review all proposed financing arrangements and to provide recommendations to the Board on all material financial matters relating to the Company.

                                    THE MARKETING COMMITTEE is composed of a majority of unrelated directors. Its mandate is to ensure that the Company's marketing effort is appropriately directed and resourced for success in a competitive market. The marketing committee assumes responsibility for reviewing and approving:
                                    the annual marketing plan; ongoing plan
                                    adjustments (if required); the marketing management succession plan; and the marketing resource allocation (people and budget).

                                    THE CLINICAL AND REGULATORY COMMITTEE is composed of three unrelated directors. It is responsible for directing the Company's research programs to the SAB for review. It assists the Company in monitoring appropriate processes for the review and approval of the clinical development program. It also reports any concerns or issues relating to either the Company's research or clinical development programs to the Board.

                                    THE ENVIRONMENTAL HEALTH AND SAFETY
                                    COMMITTEE is composed of two unrelated
                                    directors. Its mandate is to monitor the written environmental policy of the Company and to oversee the environmental protection program which addresses issues such as compliance with environmental laws and regular reporting procedures. Its mandate also includes a reporting procedure whereby any environmental concerns, including spills and discharges, are brought to the attention of the Board. In addition to its formal committees, the Board also strikes committees on an AD HOC basis to address specific requirements and the Company also assigns responsibility to individual Board members to act as liaison, between the Board as a whole and management, in specific areas, including ethics.







10.      Assume or assign responsibility for corporate   See description of the Corporate Governance and
governance issues.                                       Nominating Committee under guideline number nine.

11.      Define management's responsibilities and        The Board has the ultimate responsibility for supervising
approve corporate objectives to be met by the CEO.       the management of the Company.  Management brings to the
                                                         attention of the Board for discussion and direction all matters which are outside the day-to-day operations of the Company, or which would represent a material deviation from the Company's business plan or budget. The business plan and budget are both
                                                         approved by the Board. Additionally, the annual objectives of the CEO are reviewed and approved by the Board.

12.      Establish structures and procedures to enable   For several years, the office of Chairman of the Board
the Board to function independently of management.  An   has been separated from that of the CEO and has been
appropriate structure would be to appoint a chairman     filled by a person who is not a member of management.
who is not a member of management.

13.      The audit committee should be composed of       See description of the Audit Committee under guideline
outside directors and its role specifically defined.     number nine.

14.      Implement a system to enable individual         In concert with their overall duties and obligations as
directors to engage outside advisors, at the Company's   directors, individual directors may engage outside
expense.                                                 advisers, at the Company's expense, subject to approval
                                                         by the Human Resources and Compensation Committee.

DIRECTORS' AND OFFICERS' INSURANCE

            The Company maintains liability insurance for the directors and officers of the Company. An aggregate annual premium of approximately $620,325 was paid by the Company for such insurance and no part of the premium was paid by the directors or officers of the Company. The aggregate insurance coverage under the policy is limited to $30 million per year. The Company is liable to reimburse the insurer $250,000 for each claim made under the policy.

APPOINTMENT AND REMUNERATION OF AUDITORS

            Management proposes to nominate Ernst & Young LLP, the Company's present auditors, as auditors of the Company to hold office until the next annual meeting of shareholders. The directors negotiate with the auditors of the Company on an arm's length basis in determining the fees to be paid to the auditors. Such fees have been based upon the complexity of the matters dealt with and the time expended by the auditors in providing services to the Company. Management believes that the fees negotiated in the past with the auditors of the Company have been reasonable and would be comparable to fees charged by other auditors providing similar services.

            If a poll is demanded relating to the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors, the shares represented by proxies in favour of management nominees will be voted for the appointment of Ernst & Young LLP as auditors of the Company and the authorization of the directors to fix the remuneration of the auditors, unless a shareholder has specified in his or her proxy that his or her shares are to be withheld from voting in the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors.

BY-LAW AMENDMENT RESOLUTION

         By-law No. 1 of the Company formerly provided that the quorum for the purpose of a shareholders' meeting shall be persons present not being less than two in number and holding or representing by proxy not less than 33?% of the total number of issued shares of the Company for the time being enjoying voting rights at such meeting. The Board have enacted By-Law No. 2 to amend By-Law No. 1 of the by-laws of the Company relating to the quorum for shareholders' meetings, to provide that for such purpose a quorum shall be persons present not being less than two in number and holding or representing by proxy not less than 20% of the total number of the issued shares of the Company for the time being enjoying voting rights at such meeting. The purpose of such amendment is to provide for a quorum that is consistent with that of a public company such as the Company. In order for such amendment to continue to be effective, it must be confirmed by a majority of the votes cast at the Meeting.

CERTIFICATE

            The contents of this information circular and its distribution have been approved by the Board.

As at May 1, 2003


                                         /s/ LEE D. HARTWELL

                                         LEE D. HARTWELL
                                         Secretary

                                   SCHEDULE A

                           BY-LAW AMENDMENT RESOLUTION

BE IT RESOLVED as a resolution of the shareholders of the Company that:

1. By-law No. 2, a copy of which is attached hereto as Appendix 1, amending By-law No. 1 of the Company to provide that for the purpose of a shareholders' meeting a quorum shall be persons present not being less than two in number and holding or representing by proxy not less than 20% of the total number of the issued shares of the Company for the time being enjoying voting rights at such meeting, be and the same is hereby confirmed; and

2. any one officer and/or director of the Company be and he is hereby authorized and directed to do all such acts and things and to execute all such documents, instruments and agreements, whether under the corporate seal of the Company or otherwise, as he may in his absolute discretion determine to be necessary or desirable to carry out the foregoing provisions of this resolution, the doing of all such acts and things and the execution of all such documents, instruments and agreements in accordance with this paragraph being conclusive evidence of such determination.

                                   APPENDIX 1
                                  HEMOSOL INC.
                                  BY-LAW NO. 2

            A by-law providing for the amendment of By-law No. 1 of HEMOSOL INC.

            BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of HEMOSOL INC. (hereinafter called the "Company") as follows:

            Paragraph 42 of the By-law No. 1 of the by-laws of the Company be and the same is hereby amended by deleting the words "33%" following the words "not less than" in the fifth line thereof and by substituting therefore the words "20%", such that paragraph 42, as amended, shall read as follows:

                        QUORUM. Two persons present and each holding or representing by proxy at least one issued share of the Company shall be a quorum of any meeting of shareholders for the choice of a chairman of the meeting and for the adjournment of the meeting to a fixed time and place but may not transact any other business; for all other purposes a quorum for any meeting shall be persons present not being less than two in number and holding or representing by proxy not less than 20% of the total number of the issued shares of the Company for the time being enjoying voting rights at such meeting. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

                        Notwithstanding the foregoing, if the Company has only one shareholder, or only one shareholder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.

                                  HEMOSOL INC.

                                      PROXY
                                 FOR USE AT THE
                   ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                                  JUNE 16, 2003

THE UNDERSIGNED HOLDER OF SHARES OF HEMOSOL INC. (THE "COMPANY") HEREBY APPOINTS EDWARD K. RYGIEL, CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY, OR FAILING HIM, JOHN W. KENNEDY, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY, OR FAILING HIM, GEORGE W. MASTERS, VICE-CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY, OR INSTEAD OF ANY OF THE FOREGOING,


............................................................................,
AS THE NOMINEE OF THE UNDERSIGNED TO ATTEND AND ACT FOR AND ON BEHALF OF THE UNDERSIGNED AT THE ANNUAL AND SPECIAL MEETING (THE "MEETING") OF THE SHAREHOLDERS OF THE COMPANY TO BE HELD ON THE 16TH DAY OF JUNE, 2003, AND AT ANY ADJOURNMENT(S) OR POSTPONEMENT(S) THEREOF, TO THE SAME EXTENT AND WITH THE SAME POWER AS IF THE UNDERSIGNED WAS PERSONALLY PRESENT AT THE SAID MEETING OR SUCH ADJOURNMENT(S) OR POSTPONEMENT(S) THEREOF, WITH POWER OF SUBSTITUTION AND, WITHOUT LIMITING THE GENERALITY OF THE POWER HEREBY CONFERRED, THE NOMINEES NAMED ABOVE ARE SPECIFICALLY DIRECTED TO VOTE THE SHARES REGISTERED IN THE NAME OF THE UNDERSIGNED AS SPECIFIED BELOW:

            1. To Vote For 0 or Withhold from Voting in 0 the election of directors.

            2. To Vote For 0 or Withhold from Voting in 0 the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors.

            3. To Vote For 0 or Against 0 the resolution approving the amendment to the by-laws of the Company relating to the quorum of a shareholders' meeting (the "By-Law Amendment Resolution"), the full text of which is set forth in Schedule A to the Company's management information circular dated May 1, 2003.

            4. To vote at the nominee's discretion upon any amendments or variations to the matters specified in the notice of Meeting or upon any other matters as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

IF ANY AMENDMENTS OR VARIATIONS TO THE MATTERS REFERRED TO ABOVE OR TO ANY OF THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPOSED AT THE MEETING OR IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, DISCRETIONARY AUTHORITY IS HEREBY CONFERRED WITH RESPECT TO SUCH MATTERS. THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN BY THE UNDERSIGNED. IN THE EVENT THAT NO SPECIFICATION HAS BEEN MADE WITH RESPECT TO VOTING OR WITHHOLDING FROM VOTING IN THE ELECTION OF DIRECTORS, OR THE APPOINTMENT OF AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS, OR WITH RESPECT TO VOTING FOR OR AGAINST THE BY-LAW AMENDMENT RESOLUTION, THE PROXY NOMINEES ARE INSTRUCTED TO VOTE THE SHARES REPRESENTED BY THIS PROXY FOR SUCH MATTERS.

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE COMPANY. SHAREHOLDERS MAY APPOINT A PROXYHOLDER OTHER THAN THE PERSONS DESIGNATED ABOVE TO ATTEND AND ACT ON THEIR BEHALF AT THE MEETING AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF THEIR NOMINEE IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE.

DATED the _____ day of ___________, 2003.


-------------------------------           ----------------------------------
Signature of shareholder                  Name of shareholder (please print)


NOTES:

1. This proxy form must be signed and dated by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized. If the proxy form is not dated in the space provided, it is deemed to be dated on the day on which it is mailed by management of the Company.


2. Properly executed forms of proxy must be deposited no later than the close of business, twenty-four hours (excluding Saturdays and holidays) before the time of the Meeting or any adjournment(s) or postponement(s) thereof with Computershare Trust Company of Canada, at 100 University Avenue, 11th Floor, Toronto, Ontario, Canada M5J 2Y1, or with the Secretary of the Company at the offices of the Company, 2585 Meadowpine Blvd., Mississauga, Ontario, Canada L5N 8H9.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               HEMOSOL INC.


Date: November 7, 2003         By: /s/  LEE D. HARTWELL
                                   --------------------------------------------
                                   Name:  Lee D. Hartwell
                                   Title: President and Chief Executive Officer